Annual report 2017

CONTENTS

THE YEAR IN BRIEF	1
CEO LETTER	2
VALUE CREATION	4
BUSINESS OVERVIEW	6
SHAREHOLDER INFORMATION	7
BOARD OF DIRECTORS' REPORT	9
– BOARD OF DIRECTORS' REPORT	9
– RISKS AND RISK MANAGEMENT	14
– CORPORATE GOVERNANCE REPORT	17
– REMUNERATION TO EXECUTIVE MANAGEMENT AND THE BOARD	20
– BOARD OF DIRECTORS	21
– EXECUTIVE MANAGEMENT	22
– INTERNAL CONTROL OVER FINANCIAL REPORTING	23
– SUSTAINABILITY REPORT	25
CONSOLIDATED INCOME STATEMENT	37
CONSOLIDATED BALANCE SHEET	38
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	39
CONSOLIDATED STATEMENT OF CASH FLOWS	40
NOTES TO THE GROUP'S FINANCIAL STATEMENTS	41
PARENT COMPANY'S FINANCIAL STATEMENTS	65
SIGNATURES OF THE BOARD OF DIRECTORS	76
AUDIT REPORT	77
FINANCIAL KEY METRICS AND APM PER YEAR	80
DEFINITIONS OF FINANCIAL KEY METRICS AND APM	81

COM HEM'S HISTORY

1983
Com Hem founded
Com Hem founded by Televerket, the former Swedish state telephone monopoly and predecessor of Telia Company.

1992
Svenska Kabel-TV
The television division established as a separate subsidiary of Telia Company.

1997
Digital TV
Svenska Kabel-TV AB launched digital TV.

1999
Com Hem
Broadband services launched. Renamed Com Hem in 1999.

2003
EQT new owner
Com Hem acquired by the Swedish private equity firm EQT in June.

2004
Fixed-telephony
Fixed-telephony service launched.

2006
Com Hem and UPC Sweden merge
Com Hem is acquired by The Carlyle Group and Providence Equity Partners in January. The Carlyle Group and Providence Equity Partners acquire UPC Sweden. The two companies are integrated under the Com Hem brand.

2011
BC Partners acquires Com Hem

2013
B2B services launched
B2B focus is strengthen through the acquisition of Phonera. Services are launched within broadband and fixed telephony to small and medium sized enterprises and home offices.

TiVo launched

Broadband speed upgraded to 500 Mbit/s
Com Hem delivers 500 Mbit/s broadband services to customers within its fibrecoax network.

2014
Listing on Nasdaq Stockholm
Com Hem's shares are listed on Nasdaq Stockholm.

2015
Com Hem Play launched
New app-based digital TV service is commercially launched.

2016
SDU expansion and Boxer acquisition
Com Hem expands beyond the MDU footprint into the SDU market. The SDU expansion programme is boosted by the acquisition of Boxer TV-Access AB.

2017
Boxer launches broadband services
Boxer reposition from a TV-centered to a broadband-led operator.

Kinnevik acquires 18.5% stake
Kinnevik buys BC Partners' final stake of 18.5%.

The Annual Report for the Group and the Parent Company, Com Hem Holding AB, has been prepared in Swedish and translated into English. In the event of any discrepancies between the Swedish original and the translation, the former will take precedence.

Annual report 2017

COM HEM

The year in brief 1

THE YEAR IN BRIEF

Q1	• The SDU footprint expansion goal was increased to 1 million households by 2020 following positive signs from the Boxer fibre launch • The largest marketing campaign in Boxer's history was launched to reposition the company from a TV-centric to a broadband-led operator • Increased customer satisfaction and product development made it possible to implement price adjustments with limited effect on the consumer churn
Q2	• Repositioning of Boxer from a TV-centric to a broadband-led operator results in significant improvements in all KPIs • Com Hem Segment consumer ARPU reached a record high level and churn reaches a record low level following well executed price adjustments in Q1 2017 • Integration of B2B business completed with all operations integrated into Com Hem resulting in improved profitability
Q3	• The Board announced intention to propose a 50% increase in cash dividend to SEK 6.00 in 2018 along with buybacks of some SEK 40m-50m per month, due to increased confidence in future cash flow generation • Focus on customer satisfaction resulted in multiyear record volumes in the Com Hem Segment • The SDU footprint expansion reaches the milestone of 700,000 addressable households, a 35% increase of total Group footprint since the start of the expansion
Q4	• Focus on customer satisfaction resulted in another quarter of multiyear record volumes in the Com Hem Segment • The SDU footprint expansion reaches the initial goal of 800,000 addressable households, a 40% increase of total Group footprint since the start of the expansion

KEY FINANCIAL HIGHLIGHTS

Revenue
SEK 7,136m (5,665), +26.0 percent

Underlying EBITDA
SEK 2,926m (2,547), +14.9 percent

Capital expenditure (Capex)
SEK 1,138m, of which SEK 1,047m (893) regular capex, +17.2 percent

Operating free cash flow (OFCF)
SEK 1,788m (1,655), +8.0 percent

Blended interest rate
2.5 percent (2.9 percent), -0.4 percentage points

Leverage
Net debt of 3.6x (3.7) underlying EBITDA LTM

Equity free cash flow
SEK 1,528m (1,424), +7.3 percent

Shareholder remuneration
SEK 1.5bn or 6.7 percent of market cap at year end, +25.8 percent

Annual report 2017

COM HEM

ENTERING THE NEXT CHAPTER
Four years after the IPO Com Hem has transformed from a struggling cable company with a sub-par network to a best in class fixed connectivity provider with national reach, ready for the next chapter of growth. 2017 was one of the most eventful years in Com Hem’s history. Continued focus on customer satisfaction allowed us to grow through both price and volume. We made progress on the footprint expansion programme, now reaching 2.8m of the 3.0m targeted addressable households. Boxer can now sell its broadband services to 1.1m households and is getting traction as a broadband-led operator in the SDU market. We exit the year more confident than ever that Com Hem is a strong and resilient cable company ready to enter the next chapter of growth together with Tele2 as a leading integrated operator in the Swedish market.
Annual report 2017
CEO letter 2
In the beginning of 2017 we started a number of initiatives that resulted in solid operational and financial results for the year and will help the Com Hem Group deliver long term sustainable growth for many years to come. We delivered on our guidance for revenue, underlying EBITDA and operating free cash flow and increased shareholder remuneration by 25.8% compared to 2016. The footprint expansion reached its initial goal of 800,000 addressable SDU households, an increase of 40% since the expansion started, and the goal was in the first quarter upgraded to 1 million addressable households by 2020. Boxer launched its broadband offering and was connected to 1.1m addressable households, laying the foundation that will hopefully allow us to turn the business into growth in coming years. We continued to execute on the more-for-more strategy by improving our broadband and TV offering for both brands. Our balanced approach to growth continued with consumer ARPU reaching a record high level and consumer churn a record low level in the Com Hem Segment on the back of improved customer satisfaction.
Setting up Boxer for growth
After a full year in the Com Hem Group we are hopeful that Boxer can deliver beyond our initial expectations and turn into growth in the coming years as we get further traction as a broadband-led operator across the newly acquired SDU footprint. Boxer’s long history in the SDU market gave us a good starting point and we are very pleased to see the initial results of the first year as a broadband-led operator. The launch of the fibre marketing campaign and footprint expansion programme has helped us deliver on our goals for 2017 and lays the foundation for a potential turnaround of the business in coming years. In 2018 we cement Boxer’s position within the Com Hem Group as we complete the integration process and align Boxer’s customer base with the Group’s more-for-more strategy; building customer satisfaction to increase pricing power and attract new customers.
Shareholder remuneration increased by 25.8% in 2017
In 2017 we returned SEK 1.5bn to our shareholders, an increase of 25.8% compared to 2016, while ending the year with a leverage ratio of 3.6x which is in line with the target range of 3.5-4.0x net debt / underlying EBITDA LTM. For 2018, the Board is proposing a 50% increase in the cash dividend from SEK 4.00 per share to SEK 6.00 per share alongside the ongoing buyback program which ends no later than March 20, 2018. There will be no further buybacks between the AGM (March 21) and closing of the merger with Tele2.
Entering the next chapter in the Com Hem story
During the last few years Com Hem has been transformed from a struggling TV-provider with a sub-par network and low customer satisfaction into a best in class fixed-line connectivity provider with the widest content portfolio delivered through user-friendly and modern platforms. Focus on customer satisfaction has resulted in high customer loyalty and increased pricing power. If approved by the shareholders, we will in 2018 enter the next phase in the Com Hem success story by merging with Tele2 to create a leading integrated operator in the Swedish market. Through the combination
CEO letter 3
of these highly complementary businesses we will be able to enhance our effort to increase customer satisfaction by offering a full range of complementary connectivity and digital services. The combined company will have a better ability than Com Hem standalone to grow revenue further, as we capitalise on the increasing fixed and mobile data usage, underpinned by increased video consumption. It can in addition be run more efficiently with an expected enhanced cash conversion than on a standalone basis.
Looking ahead
In 2018 we will focus on a number of initiatives that we believe will further increase customer satisfaction and financial growth across the Group. During Q1 we are executing the bulk of this year’s price adjustments, for the first time including Boxer. As part of our more-for-more strategy we have enhanced our services by, among other things, adding TV-channels and on demand content to our portfolio and upgraded the broadband speeds for part of our customer base in 2017. The rollout of DOCSIS 3.1 will allow higher speeds and increased capacity to future-proof our FibreCoax network. We will launch next generation TV service – the TV Hub and further develop our app-based video services which will help us execute the more-for-more strategy across both of our brands. In addition, we will continue expanding our addressable footprint toward the 3.0m target which will allow us to offer our services to an even larger number of consumers and secure growth for years to come.
Stockholm, February, 2018
[Graphic Appears Here]
Anders Nilsson, CEO
Annual report 2017

Value creation 4

VALUE CREATION

Our growth drivers create long-term value for our stakeholders. Our strategy is based on having many growth drivers at once, creating sustainable long term growth without depending on one single growth driver. We do not expect all drivers to deliver substantial progression each quarter, but in the long run this is how we grow the company.

GROWTH DRIVERS

OUTCOME

COM HEM

Customer satisfaction
Full year consumer churn declined by 0.1 percentage points to 13.1%.


COM HEM SEGMENT CONSUMER CHURN, %
16.3%
15.1%
13.2%
13.2%
13.1%
2013
2014
2015
2016
2017

Leverage network and speed advantage
Broadband grew by another 48,000 net additions to a record high of 750,000 RGUs at year end.


BROADBAND RGUS, 000'
Broadband
100-1,000 Mbit/s
558
612
658
702
750
192
283
376
616
664
2013
2014
2015
2016
2017

Drive digital TV penetration with powerful digital TV services
Digital TV grew to 655,000 RGUs, TiVo penetration reached 40.0% equivalent to 264,000 RGUs four years after launch.


DIGITAL TV RGUS, 000'
DTV
TiVo
597
618
635
644
655
38
164
224
246
264
2013
2014
2015
2016
2017

SDU expansion programme
The Group added 800,000 addressable SDU households since the expansion started in mid-2016 and aims to reach 1,000,000 by 2020.


FOOTPRINT EXPANSION HOUSEHOLDS, 000'
Fibre Coax
OLAN
Expansion to date
Expansion goal
200
800
800
300
300
300
1,700
1,700
1,700
Pre SDU & Boxer
2017
2020 Target

BOXER

Boxer
Boxer was turned from a TV-centric into a broadband-led operator in 2017 and has seen improvements across KPIs throughout the year.


BOXER SEGMENT BROADBAND RGUS, 000'
14
19
23
28
Q1 2017
Q2 2017
Q3 2017
Q4 2017

Annual report 2017

COM HEM

Value creation 5
DRIVERS FOR SHAREHOLDER RETURN
FINANCIAL DRIVERS OUTCOME 2017 UPDATED GUIDANCE FOR THE GROUP
Revenue growth
26.0% annual growth Given the changing margin structure as of which 4.1% was 26.0% the Group expands into third party infra-organic growth. structure and executes on the turnaround of Boxer, we no longer guide specifically on revenue. We expect revenue to grow at a level that will secure delivery on our underlying EBITDA guidance.
Stable underlying
EBITDA growth
14.9% annual    We aim to deliver mid-single digit underlying EBITDA 14.9 % underlying EBITDA growth for the entire growth of which 5.4% Group annually. We expect growth to be was organic growth. skewed toward the Com Hem Segment in 2018 as we continue necessary efforts to execute on the turnaround of Boxer.
Stable capex levels
SEK 1,138m, of which We expect capex for the entire Group to SEK 1,047m regular 14.7% be in the range of SEK 1.0-1.1bn annually capex (14.7% of revenue) compared to SEK 893m, 15.8%, 2016.
Leverage target
3.6x underlying EBITDA We aim to maintain our leverage within the LTM at December 31. 3.6× interval of 3.5-4.0x underlying EBITDA LTM.
Improved scope
for shareholder    During the year, Com Hem remunerated shareholders through a cash dividend and
remuneration    share repurchases totalling SEK 1.5bn, representing 6.7 percent of market capitalisation at December 31. The Board of Directors proposes to the AGM in March 2018 an increase of the cash dividend to SEK 6.00 per share (SEK 4.00 in 2017).
Annual report 2017

Business overview 6
BUSINESS OVERVIEW
We sell digital entertainment and communication services to about 1.5 million customers connected to our network through contracts with landlords, communication operators and home owners. The Com Hem Group operates with two operating segments, Com Hem and Boxer. The Com Hem Segment sells services to consumers and businesses in the multi dwelling unit market and single dwelling unit market and operates a communications operator called iTUX. The Boxer Segment sells services to consumers, mainly in the single dwelling unit market. For more information about our business, please visit our website http://www.comhemgroup.se/en/
VISION:
The most satisfied customers in Sweden
within broadband, TV & Play and fixed telephony.
COM HEM SEGMENT
BOXER SEGMENT
[Graphic Appears Here]
CONSUMER BUSINESS TO CONSUMER BUSINESS
We sell broadband, TV & Play and fixed telephony to We sell broadband, households within our footprint. By the end of 2017, we We have 49,000 business digital TV & Play and delivered 1.7 million RGUs to 983,000 customers. customers. 24,000 of these fixed telephony to customers subscribe to our households within our services via Com Hem’s footprint. network. By the end of 2017, Boxer delivered
Share of Share of 480,000 RGUs to 60% Group revenue 4% Group revenue
451,000 customers.
NETWORK OPERATOR
Our consumer services require that we also have a contract with a landlord, home owner or a communication operator. We have contracts with over 20,000 separate landlords and 15 communication operators. Our own communication operator iTUX serves approximately 160,000 households. Share of Share of
12% Group revenue 24% Group revenue
GOAL:
Our goal is to convert as many as possible – whether via the vertical or the open infrastructures – into subscribers of our digital services. At the end of 2017, we had ~ 1.5 million unique subscribers.
Annual report 2017

Shareholder information 7

SHAREHOLDER INFORMATION

The Com Hem share is listed on Nasdaq Stockholm, Large Cap. In 2017, the Com Hem share rose by 44.3 percent and thereby outperformed the OMX Stockholm Telecommunications PI as well as the OMX Stockholm PI.

Share Performance

The Com Hem share rose by 44.3 percent during 2017, from SEK 86.90 to SEK 125.40, and thereby outperformed the OMX Stockholm PI (positive 6.4 percent), the OMX Stockholm Telecommunications PI (positive 14.8 percent) as well as Com Hem's peer group[2] which showed an average increase of 7.2 percent. The highest closing price in 2017 was SEK 129.50 on November 20, and the lowest closing price was SEK 86.95 on January 3. The average share price was SEK 112.84. Total shareholder return ("TSR", measured as change in share price adjusted for dividends) has been 127.4 percent since the IPO on June 17, 2014 (introduction price of SEK 58). For 2017, the Com Hem share delivered a TSR of 48.9 percent.

SHARE PRICE, SECTOR INDEX AND OMX (INDEXED TO 100)


150
140
130
120
110
100
90
jan feb mar apr may jun jul aug sep oct nov dec
Com Hem
OMX Stockholm
OMX Stockholm Telecommunications PI
Index of Peers²

Turnover and trading[1]

In 2017, a total of 72.3 million Com Hem shares were traded on Nasdaq Stockholm for a value of approximately SEK 8bn and the share turnover was 40 percent. An average of 287,944 Com Hem shares were traded per trading day, representing a value of approximately SEK 32.4m.

Share repurchases

In accordance with the mandate given at the Annual General Meeting held on March 23, 2017, the Board of Directors has on several occasions during the year resolved to repurchase shares in accordance with the Market Abuse Regulation (EU) No 596/2014 ("MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "Safe Harbour Regulation"). The share repurchases were carried out by credit institutions that made their trading decisions regarding Com Hem's shares independently and without the influence of Com Hem with regard to the timing of the repurchase. During 2017, 6,976,716 shares were repurchased representing 3.9 percent of the outstanding shares at year end 2017 for a total of SEK 770m.

Share capital

In accordance with the resolution at the Annual General Meeting held on March 23, 2017, Com Hem has on two occasions in 2017 reduced the share capital by way of cancelling a total of 7,179,826 treasury shares. After the cancellations the number of registered shares in Com Hem amounted to 181,770,814, at year end, of which 3,537,345 were held in treasury. Each share had a quota value of approximately SEK 1.14 and the share capital amounted to SEK 206,601,513. Com Hem's share capital comprises of one single class of shares where each share has the same voting power and grants the same entitlement to dividends. For further information regarding the share capital see note 18.

Change in number of shares in 2017	No. of shares	Average price per share SEK	SEKm	No. of registered shares
Total number of shares held by Com Hem, December 31, 2016	3,740,455	-	-	188,950,640
Cancellation of shares, April 2017	-5,071,161	-	-	183,879,479
Cancellation of shares, September 2017	-2,108,665	-	-	181,770,814
Share repurchases Q1	2,381,638	96.00	229	181,770,814
Share repurchases Q2	1,644,999	114.83	189	181,770,814
Share repurchases Q3	2,059,222	117.16	241	181,770,814
Share repurchases Q4	890,857	124.86	111	181,770,814
Total number of shares held by Com Hem, December 31, 2017	**-3,537,345**			**181,770,814**
Total number of outstanding shares, December 31, 2017	**178,233,469**			

[1] Source: Nasdaq Stockholm
[2] Altice, Charter Communications, Comcast, Liberty Global, MTG, TDC, Telenet, Tele2, Telia Company

Annual report 2017

COM HEM

Shareholder information 8

THE SHARE IN BRIEF

Market place: Nasdaq Stockholm
Ticker symbol: COMH
ISIN code: SE0005999778
Sector: Telecommunications
ICB code: 6500
Number of shares: 178,233,469 (excluding 3,537,345 shares held in treasury)
Market capitalisation December 31: SEK 22.4bn

BROKERS COVERING COM HEM

ABG Sundal Collier	J.P. Morgan
Barclays	Kepler Cheuvreux
Berenberg	Morgan Stanley
Carnegie	New Street Research
Citi	Nordea
Credit Suisse	Pareto Securities
Exane BNP Paribas	Royal Bank of Canada
Goldman Sachs	SEB

Shareholders[3]

At December 31, 2017, Com Hem had 2,698 shareholders. The 10 largest single shareholders represented 59.1 percent of the share capital. Foreign investors held 77.2 percent of the shares (adjusted for Com Hem's holding of treasury shares).

OWNERSHIP BY COUNTRY[4][5]


United States 34%
Sweden 22.1%
United Kingdom 7.7%
Norway 6.4%
France 2.9%
Unidentified owners 19.3%
Others 7.5%

OWNERSHIP BY CATEGORY[4]


Swedish private persons 0.4%
Swedish institutions 22.4%
Foreign shareholders 77.2%

COM HEM'S 10 LARGEST OWNERS[3][4][5]

At December 31, 2017	Share capital/ votes, %
Kinnevik	19.0
MFS Investment Management	10.7
Capital Group	8.5
Norges Bank	6.4
Adelphi Capital LLP	5.4
Vanguard	2.3
DJE Investment	1.9
Tower House Partners LLP	1.9
BNP Paribas Investment Partners	1.5
T. Rowe Price	1.5
Total	**59.1**

DISTRIBUTION OF COM HEM SHARES[4]

At December 31, 2017	Identified Holders, %	Number of shares	Holding/ votes, %
1 - 500	83.2	258,639	0.1
501 - 1,000	5.7	130,625	0.1
1,001 - 10,000	5.5	439,418	0.2
10,001 - 100,000	2.9	2,879,910	1.6
100,001 - 1,000,000	1.8	14,855,092	8.3
1,000,001 - 5,000,000	0.7	36,155,239	20.3
5,000,001 - 10,000,000	0.0	9,679,871	5.4
10,000,001 -	0.1	79,473,203	44.6
Total	**100.0**	**143,871,997**	**80.7**
Unidentified owners	N/A	34,361,472	19.3
Total	**N/A**	**178,233,469**	**100.0**

Shareholder remuneration in 2017

During the period, shareholders were remunerated by a total of SEK 1,495m in the form of ordinary cash dividend (SEK 725m) and share repurchases (SEK 770m), representing 6.7 percent of the market capitalisation at year-end.

Proposal to the 2018 AGM

For 2018, the Board is proposing to the AGM in March to increase the cash dividend by 50% to SEK 6.00 per share to be paid out in equal parts on two occasions at the end of March and beginning of July.

[3] Source: Holdings/Euroclear as per December 31, 2017
[4] Com Hem's holding of treasury shares have been excluded
[5] Holdings with depositories are excluded from the list

Annual report 2017

COM HEM

Board of Directors’ report 9
BOARD OF DIRECTORS’ REPORT
The Board of Directors and the Chief Executive Officer of Com Hem Holding AB, corp. reg. no. 556858-6613, hereby submit the annual accounts for the Group and the Parent Company for 2017.
Com Hem’s role is to unleash the power of Swedish homes and small businesses. Every home and every business is unique. Some homes are empowered by being able to communicate with family and friends all over the world while others need powerful broadband for gaming. Many homes are empowered by the everyday luxury of having access to a wealth of cinematic experiences.
Com Hem delivers high-speed internet access, TV & Play and fixed telephony to Swedish homes and businesses through the Com Hem, Boxer and Phonera brands. We are one of Sweden’s leading suppliers, selling our services to about 1.5 million customers in both apartment buildings (multiple dwelling units) and houses (single dwelling units) through our FibreCoax network, fibre networks, and the digital terrestrial network.
The business was established in 1983 and operations are today conducted by the four subsidiaries Com Hem AB, Boxer TV-Access AB, Phonera Företag AB and iTUX Communication AB.
Following the acquisition of Boxer as per September 30, 2016 the Group is divided into two operating segments; Com Hem and Boxer.
The operating segment Com Hem offers services to consumers (broadband, digital-TV and fixed telephony), B2B (broadband and telephony) and landlord (basic TV offering) via fibreCoax, fibre and LAN. The services to consumers and landlords are mainly delivered to multi-dwelling unit build-nings. The B2B services are mainly delivered to small and medium sized enterprises.
The operating segment Boxer offers services (digital-TV and broadband) to consumers mainly in the SDU market through the Swedish digital terrestrial network provided by Teracom and through fibre networks.
Significant events during the year 1
At the end of 2017, the Group reached 2.8m addressable households. Since the start of the footprint expansion one and a half year ago the footprint has increased by 40% from 2.0m to 2.8m addressable households.
A year with record volume growth in the Com Hem Seg- ment consumer business, the customer base rose by 4.0% to 983,000 unique consumer subscribers. The number of broadband RGUs rose by 6.8% to 750,000 and the number of digital TV RGUs rose by 1.7% to 655,000.
During the first quarter of 2017 Boxer launched a fibre marketing campaign and network expansion in order to respond to the market demand for fibre, both from existing Boxer customers and from new customers. Boxer added 17,000 broadband RGUs during the year to a total of 28,000 RGUs at the end of the year.
For the full year the Group’s underlying EBITDA increased by 14.9% to SEK 2,926m. In the Com Hem Segment under- lying EBITDA rose by 5.4% to SEK 2,603m and in the Boxer Segment underlying EBITDA amounted to SEK 323m, in line with guidance. Equity free cash flow increased by 7.3% for the Group to SEK 1,528m as a result of growth in operat- ing free cash flow and less interest payments on notes, partly offset by a negative change in net working capital compared to last year’s positive change. The strong cash flow allowed us to remunerate our shareholders by a total of approximately SEK 1,5bn during 2017 in the form of an ordinary dividend of SEK 725m and share repurchases of SEK 770m, while lowering the leverage ratio to 3.6x (3.7).
1 The Company applies Alternative Performance Measures in the Board of Director’s report and in other parts of the annual report in order to describe the business of the Group. The company applies guidelines for Alternative Performance Measures issued by ESMA (European Securities and Markets Authority). See page 81 for definitions of financial key metrics and Alternative Performance Measures.
Annual Report 2017

Board of Directors' report 10

Group financial overview

Financial summary, SEKm	2017	2016	Change
Revenue	7,136	5,665	26.0%
Operating expenses	-6,224	-4,813	29.3%
Operating profit (EBIT)	**912**	**851**	**7.1%**
Net financial income and expenses	-319	-440	-27.5%
Income taxes	-132	-94	39.9%
Net result for the period	**461**	**317**	**45.5%**

Total revenue
Total revenue rose by 26.0% compared to previous year to SEK 7,136m, mainly explained by Boxer being consolidated into the Group from the fourth quarter 2016.

Com Hem segment revenue grew by 4.1%, explained by continued good growth in Com Hem's consumer business which grew by 4.7% driven by volume and price.

Operating expenses
Operating expenses increased by 29.3% compared to 2016 and amounted to SEK 6,224m. The increase is mainly explained by Boxer being consolidated into the Group from the fourth quarter 2016.

Operating profit (EBIT)
Operating profit increased by 7.1% resulting in an operating profit of SEK 912m.

Net financial income and expenses
Net financial income and expenses were improved by 27.5% compared to last year. The positive change is mainly a consequence of no refinancing activities in 2017 compared to last year as well as reduced blended interest rate on the Group's debt portfolio. Average blended interest rate was 2.5% for the full year 2017 compared to 2.9% in 2016.

Income taxes
The Group recognised a deferred tax expense of SEK 132m for the full year.

The taxable profit will be offset against previously recognised tax losses carry forwards, which had a remaining balance of approximately SEK 0.2bn at the end of the year.

Net result for the period
Net result totalled SEK461m, up 45.5% as a result of higher operating profit together with lower net financial income and expenses compared to 2016.

Reconciliation between operating profit and underlying EBITDA, SEKm	2017	2016	Change
Operating profit (EBIT)	**912**	**851**	**7.1%**
Depreciation/amortisation per function			
- Cost of services sold	978	867	12.8%
- Selling expenses	945	779	21.4%
- Administrative expenses	20	22	-8.1%
Total amortisation/depreciation	**1,943**	**1,667**	**16.5%**
EBITDA	**2,855**	**2,518**	**13.3%**
EBITDA margin, %	40.0	44.5	-4.5 p.p.
Disposals	16	4	n/m
Operating currency gains/losses	-7	7	n/m
Items affecting comparability	62	18	n/m
Underlying EBITDA	**2,926**	**2,547**	**14.9%**
Underlying EBITDA margin, %	41.0	45.0	-4.0 p.p.

Underlying EBITDA
Underlying EBITDA increased by 14.9% to SEK 2,926m, explained by Boxer being consolidated into the Group from September 30, 2016 combined with revenue growth within the Com Hem Segment.

Annual Report 2017

COM HEM

Board of Directors' report 11

EBITDA

EBITDA rose by 13.3% reaching SEK 2,855m. Items affecting comparability includes a SEK 22m positive effect from revaluation of pension debt following closure of the plan for new entrance in the first quarter, offset by negative SEK 29m relating to integration of B2B and other items of negative SEK 55m for the full year.

Amortisation and depreciation

Amortisation and depreciation increased by SEK 276m, explained by Boxer being included in the Group from September 30, 2016 as well as higher amortisation and depreciation on customer relations for the legacy OffNet B2B business and sales commissions (selling expenses), product- and IT-development (cost of services sold) as well as CPEs (cost of services sold) within the Com Hem Segment.

Cash flow, SEKm	2017	2016	Change
Underlying EBITDA	**2,926**	**2,547**	**14.9%**
Capital expenditure (capex)			
Network related	-398	-273	45.5%
CPEs and capitalised sales commissions	-454	-388	17.1%
Product- and IT-development	-211	-208	1.5%
Integration of Boxer	-58	-	n/m
Other capex	-18	-24	-25.3%
Total capital expenditure	**-1,138**	**-893**	**27.5%**
Operating free cash flow	**1,788**	**1,655**	**8.0%**
Change in working capital	-15	48	n/m
Interest payments	-213	-278	-23.5%
Income tax paid	-31	-	n/m
Equity free cash flow	**1,528**	**1,424**	**7.3%**

Capital expenditure (capex)

Capital expenditure amounted to SEK 1,138m, of which SEK 1,047m in regular capex, corresponding to 14.7% of revenue. The increase compared to 2016 is due to Boxer being included in the Group, a low investment level during 2016 as well as increased focus on network investments and higher sales volumes in 2017.

Operating free cash flow

Operating free cash flow increased by 8.0%, explained by Boxer being consolidated into the Group, as well as organic growth in underlying EBITDA, partly offset by higher capex in 2017.

Equity free cash flow

Equity free cash flow increased by 7.3% to SEK 1,528m as a result of growth in operating free cash flow and less interest payments on notes, partly offset by a negative change in net working capital compared to last year's positive change.

Consolidated financial position and liquidity

Consolidated total assets amounted to SEK 18,616m (19,256) at the end of the year. Intangible assets amounted to SEK 16,014m (16,765), of which goodwill accounted for SEK 11,321 (11,321). The change in working capital was negative SEK 15m (positive 48).

Total available cash and cash equivalents, including unutilised credit facilities, amounted to SEK 1,690m (1,870), of which cash and bank balances comprised of SEK 590m (470) and unutilised credit facilities SEK 1,100m (1,400).

Equity amounted to SEK 4,380m (5,501). The decrease in equity was attributable to remuneration to shareholders of a total of approximately SEK 1.5bn in the form of ordinary dividend of SEK 725m and share repurchases of SEK 770m, reflecting the strong cash generation in the Group, while net profit is substantially lower than equity free cash flow due to amortisation on customer relations recorded in the financial statements.

Equity per share amounted to SEK 25(30)and equity amounted to 24% (29) of total assets.

Interest-bearing liabilities increased to SEK 11,007m (10,697), of which current interest-bearing liabilities amounted to SEK 903m (517), while leverage was reduced from 3.7x to 3.6x underlying EBITDA LTM.

Financing

At year end the Group's total credit facilities, including outstanding SEK notes amounted to SEK 12,175m, with an average remaining term of 2.3 years. During the year the Group has, through its wholly owned subsidiary Com Hem Sweden AB (publ), issued commercial papers of SEK 900m, which is short term funding backed up by undrawn amounts on the long term revolving facility. For more information about outstanding credit facilities see note 25.

Shares and ownership structure

Com Hem Holding AB's shares are listed on Nasdaq Stockholm, Large Cap. At the beginning of 2017, Com Hem Holding AB had 188,950,640 registered shares. In accordance with the resolution by the Annual General Meeting on March 23, 2017 the company has completed a reduction of share capital in April and September by cancellation of in total 7,179,826 registered shares. After cancellation the number of registered shares was 181,770,814 as per December 31, 2017 and the share capital amounted to SEK 206,601,513 resulting in a quota value per share of SEK 1,14. All shares entitle holders to the same voting rights and an equal share in the company's assets. The Articles of Association contain no restrictions on the shares' transferability and there are no other circumstances to disclose in accordance with the Annual Accounts Act chapter 6 2 a § 3-11. For more information of the share capital see note 18.

The largest individual shareholder December 31, 2016 was

Annual Report 2017

COM HEM

Board of Directors' report 12

NorCell S.à.r.l. (indirectly controlled by funds managed by BC Partners LLP), which controlled 31.8% of the shares outstanding and voting rights (excluding Com Hem's own shareholding). On February 7, 2017 NorCell S.à.r.l. sold a large part of its shares. On April 27, 2017 Kinnevik acquired all remaining shares that NorCell S.à.r.l. held in Com Hem Holding AB (publ), 33,911,671 shares or 18.5% of total outstanding shares. At December 31, 2017, Com Hem Holding AB had a total of 2,698 shareholders. Kinnevik through its subsidiary Kinnevik Sweden Holding AB was the single largest shareholder controlling 19.0% of the outstanding shares and votes as at December 31, 2017.

In accordance with the mandate given at the annual general meeting on March 23, 2017 the Board of Directors resolved to repurchase shares in accordance with the EU Market Abuse Regulation (MAR)No 596/2014 and the Commissions delegated regulation (EU) No 2016/1052 (Safe Harbour regulation). The share repurchases are carried out by a credit institution that makes its trading decisions regarding Com Hem's shares independently and without the influence of Com Hem with regard to the timing of the repurchase. In 2017, a total of 6,976,716 shares were repurchased, corresponding to 3.9% of the number of registered shares at the end of 2017, for a total amount of SEK 770m.

Mergers

In January 2017 the Boards resolved to merge the wholly owned subsidiaries, NorCell Sweden Holding 2 AB (publ) and Com Hem Communications AB into the wholly owned subsidiary Com Hem Sweden AB (publ), where Com Hem Sweden (publ) was the surviving entity. The mergers were executed in April 2017.

Capital structure and financial governance

The company defines capital as interest-bearing liabilities and equity. The company's objective is to have an effective capital structure that takes account of its operational and financial risks, helps maintain the confidence of investors, creditors and the market, and provides a stable basis for the sustainable development of the company's operations, while also ensuring shareholders receive satisfactory returns. The key ratio which the management and external stakeholders judge capital structure by is net debt in relation to underlying EBITDA (EBITDA before disposals excluding items affecting comparability and operating currency gains/losses). At the end of the year, the Group's net debt totalled SEK 10,488m (10,326), and the net debt/Underlying EBITDA LTM was a multiple of 3.6x (3.7). The company's objective is to maintain leverage within the interval of a multiple of 3.5-4.0x underlying EBITDA LTM. The Board and management regularly monitor and analyse the key ratios, which ultimately set the framework for the Group's capital structure.

	DEC 31	
Net debt, SEKm	**2017**	**2016**
Non-current interest-bearing liabilities	**10,104**	**10,180**
Add back of capitalised borrowing costs	71	98
Non-current interest-bearing liabilities, nominal value	**10,175**	**10,278**
Current interest-bearing liabilities	903	517
Cash and cash equivalents	-590	-470
Net debt	**10,488**	**10,326**

Employees

At year-end, the Group had a total of 1,096 (1,179) employees. The decrease is mainly explained by Phonera being integrated into the Group. The average number of employees was 967 (1,047), out of which 255 (280)women and 713 (767) men. A large proportion of the company's employees work at the Group's customer service offices in Sundsvall, Härnösand and Örnsköldsvik. More information about Com Hem's employee responsibilities to be find in the sustainability report.

Remuneration to the CEO and other Executive Management

Remuneration to the CEO and other Executive Management consists of fixed salary, pension, variable remuneration and other customary benefits, as defined in Note 7. The guidelines for remuneration to Executive Management to be proposed to the 2018 AGM are presented in the Corporate Governance Report.

There is no agreement between the company and Board members or employees that stipulates remuneration if they resign or if their employment is terminated without reasonable grounds.

Annual Report 2017

COM HEM

Guidance for the Group—2018 and mid-term
Underlying EBITDA
We aim to deliver mid-single digit underlying EBITDA growth for the entire Group annually. We expect growth to be skewed toward the Com Hem Segment in 2018 as we continue necessary efforts to execute on the turnaround of Boxer.
Capital expenditure (capex)
We expect Capex for the entire Group to be in the range of
SEK 1.0-1.1bln annually.
Leverage target
We aim to maintain our leverage within the interval of 3.5-4.0x underlying EBITDA LTM.
Parent Company
In 2017, the Parent Company’s revenue amounted to SEK 16m (13) and pertained to intragroup service assignments. Operating profit amounted to a loss of SEK 28m (loss 14). Net financial income and expenses amounted to a net income of SEK 262m (net expense 114), which includes received group contributions of SEK 173m. Net financial income and expenses were also impacted by net interest income from Group companies of SEK 89m (147).
The Parent Company’s equity amounted to SEK 5,589m (6,986), of which non-restricted equity was SEK 5,382m (6,777). The decrease in equity was attributable to shareholders remuneration in the form of ordinary cash dividend of SEK 725m and share repurchases of SEK 770m as well as repurchases of warrants of SEK 94m. The Parent Company has no external interest-bearing liabilities.
Proposed appropriation of profits
The profit at the disposal of the annual general meeting is as follows (SEK thousand):
Retained earnings 264,609 Share premium reserve 4,935,362 Net result for the year 182,348
Total 5,382,319
Board of Directors’ report 13
The Board of Directors proposes that the available profit and unrestricted reserves be distributed in the following manner, based on the number of shares outstanding at December 31,
2017 (SEK thousand):
Dividend, 178,233,469 shares SEK
6.00/share 1,069,401 Brought forward to new account 4,312,918 - Of which share premium reserve 3,865,961
Total 5,382,319
The Board proposes that the dividend of SEK 6.00 per share is to be paid out in equal parts on two occasions, with record dates March 23 and July 2, 2018.
During the year, the company received Group contributions of SEK 170m from the subsidiary Com Hem AB (corp. reg. no. 556181-8724) and SEK 3m from the subsidiary iTUX Communication AB (corp.reg.no. 556699-4843).
For details of the company’s earnings and financial position in other regards, please refer to the income statements and balance sheets and the related notes to the financial statements.
Key events after end of period
Merger with Tele2
On January 10, 2018, it was announced that the Boards of Directors of Tele2 AB and Com Hem Holding AB have agreed on a combination of Tele2 and Com Hem through a statutory merger, creating a leading integrated connectivity provider. The merger will be implemented by Tele2 absorbing Com Hem. Com Hem shareholders will receive SEK 37.02 in cash plus 1.0374x B shares in Tele2 as merger consideration for each share in Com Hem. The completion of the merger is subject to, inter alia, approval by the shareholders of each of Tele2 and Com Hem at their respective Extraordinary General Meetings, as well as approval from the relevant competition authorities and the merger is expected to close in the second half of 2018. Please find further information on the merger in press release available at www.comhemgroup.se.
Repurchase of shares
During the period from January 1 to February 16, 2018, an additional 925,403 shares were repurchased by an independent credit institute for an amount of SEK 124m in accordance with MAR and the Safe Harbour Regulation. Com Hem held 4,462,748 own shares as of February 16, 2018, corresponding to 2.5% of the total number of registered shares.
Annual Report 2017

Board of Directors' report 14

RISKS AND RISK MANAGEMENT

Material risks and risk management
Operational risks
The operations of the Parent Company and the Group are affected by a number of external factors. The following is a description of the significant risk factors for the Group's future development.

Other risks and uncertainties
Com Hem is affected by several risks and uncertainties in addition to those outlined below. Management works continuously to identify and manage all risks and uncertainties to which the company is exposed.

Risk	Description	Risk mitigation
Increased competition	New companies are becoming established in the market for digital services using alternative technologies, which is increasing competition. Tougher competition can lead to price pressure and a negative financial impact. Within pay TV, OTT (over the top) providers distribute via the internet and therefore have no transmission costs meaning they can undercut traditional TV platforms on price and offer a more flexible viewing option than traditional broadcast linear TV.	To manage competition, the Group continuously develops its service offering through new interactive digital TV services, more HD channels and improved broadband service at competitive prices. In 2015, Com Hem Play was commercially launched as the Group's app based digital TV service, which is from end of 2016 available to all Com Hem's digital TV customers. Com Hem mainly delivers its services using fibrecoax, which competes well with LAN. Through the Group's communication operator iTUX, which operates open LANs, the Group is strengthening its ability to provide services regardless of infrastructure in order to meet the competition. Following the acquisition of Boxer in 2016, the Group has further expanded its addressable footprint by connecting to other open LANs in addition to the ones operated by iTUX.
Changes to laws and regulations	New or changed laws and regulations as well as new policies can affect the Group's conditions to provide and develop its services and/or entail higher costs. Such changes are typically related to tax, network and operational reliability, information protection, energy and environmental requirements and consumer protection.	The Board and management closely monitor development in the regulatory area in order to meet changes proactively. The Group also works actively with these types of issues and engages in ongoing dialogue with the relevant authorities and interest groups in order to achieve fair and balanced conditions for the Group to operate and develop in the market.
Key employees	The Group's future development and competitiveness is highly dependent on the company's ability to attract and retain key employees. The Group recruits employees with extensive experience in the telecom industry, whose expertise and efforts are of particular value to the company. Should the Group not succeed in attracting and retaining key employees, this could have a negative impact on the business.	The Group has recruited a number of key employees and works continuously to provide incentives for them to remain and contribute to the continued development of the company. These include share-savings incentive programmes to strengthen opportunities for retaining and recruiting additional key employees.
Mobile telephony replacing fixed telephony	An increasing share of traffic is moving to the mobile network. Homes are increasingly opting for mobile over fixed telephony, which has a negative impact on the Group's telephony operations. Meanwhile, prices have fallen and broadband speeds have increased for mobile broadband, which heightens the risk of it being regarded as an alternative rather than a complement to fixed broadband.	The demand for the Group's broadband and digital TV services is strong, creating an opportunity to offer bundled services that include fixed telephony. However, the total market for fixed telephony is shrinking as a result of changing consumer behaviours. The Group does not currently offer mobile subscriptions to consumers but will be able to do so if the ongoing merger with Tele2 is approved by the shareholders of Tele2 and Com Hem as well as relevant competition authorities.
Technological advances	The Group's competitive edge may be affected by rapid and significant technology shifts, new services or upgrades of existing services in connection with the introduction of new technology, new industry standards and new practice through which the company's current technology and systems become outdated and the company may lack sufficient resources to upgrade existing networks. There is also a risk for an accelerated structural decline within terrestrial digital-TV ("DTT"), which may have a negative impact on the Group.	To remain competitive, the Group must continue to launch new services and increase and improve the functionality, availability and features of its existing services and networks, in particular by ensuring that the company's bandwidth capacity is sufficient to cope with increased demand for bandwidth-intensive services.

Annual Report 2017

COM HEM

Board of Directors' report 15

Risk	Description	Risk mitigation
Network and IT infrastructure	The Group's business is dependent on certain sophisticated business-critical systems, including its network operation centre, playout centre and billing and subscriber service systems. The Group's technical facilities could suffer a catastrophic outage and the Group may be unable to serve its subscribers in whole or in part for a significant period of time. The hardware supporting these business-critical systems is housed at relatively few locations, and if any of those locations were to be damaged or if those systems were to develop other problems, the Group's business could be adversely affected. There is also a risk that the Group's servers and network may be damaged by physical or electronic break-downs, computer viruses or similar disruptions and that the Group's existing security system, IT security policy, back-up systems, physical access security and access protection, administration and IT emergency plans may be insufficient to prevent data loss or minimise network downtime.	The Group has very high focus on IT and network security and does continuously work on improving systems and infrastructure. Recently, new systems to prevent DDOS attacks have been installed and with the CCAP upgrade (preparation for Docsis 3.1) redundancy has been improved.
Ability to retain and attract new customers	Tougher competition and a high degree of movement between operators are placing high demands on the Group's ability to attract and retain customers. The competition situation may lead to the Group losing contracts with landlords or communications operators, which is crucial for agreements with consumers. If the company fails to renew existing contracts or enter into new contracts, this may have a significant negative impact on operations. If demand for digital services does not increase as anticipated, this could have a substantially negative effect on the company's operations, financial position and earnings. Failure to introduce new services and unsuccessful acquisitions may also have a significant negative impact on the company's operations.	The Group continuously works to improve the customer experience, which has resulted in a decreased level of consumer churn within the Com Hem operating segment over time. The rate of improvement indicates clear progress in enhancing the customer experience and customer satisfaction, which will continue to be the company's focus in future years. During the year, the number of consumer RGUs increased for both digital TV in the Com Hem Segment and broadband services. Churn on landlord contracts continued to be at low level in 2017.
Content	The Group does not produce its own content and is dependent on relationships and partnerships with broadcasters. If a broadcaster decided not to deliver content , this would have a negative impact on the Group's digital TV services.	The Group has a large market share and represents a key counterparty to the broadcasters. The company places high emphasis to having good relationships with broadcasters and regularly addresses the risks that could have a negative impact on our digital TV services.
Suppliers	The Group has signed a number of leases with network owners and is dependent on them fulfilling their commitments in order for the Group to provide services in major parts of its network. In the event that the company cannot meet its commitments under these agreements, the agreements may be terminated. In many cases, it would be difficult to find new and suitable alternative providers at a comparable cost within a reasonable period of time. The Group has partnerships with a number of suppliers of hardware, software and network-related investment support. Should these suppliers not meet their commitments or discontinue deliveries of their products and services to the Group, it may, prove difficult to find suitable solutions within a short period of time. For delivery of the terrestrial digital TV services in the Boxer operating segment the company is dependent on Teracom.	The Group has good relationships, and close partnerships, with its suppliers. A long-term commitment was agreed in connection to the acquisition of Boxer in order to secure the delivery of the terrestrial digital TV services. The Group continuously manages and assesses the risks associated with the supply chain in order to maintain a competitive and well functioning infrastructure.
Corruption and unethical business practices	Throughout the operations of the Com Hem Group there are risks of corruption, especially in areas linked to market regulation, price setting, the supply chain, and third-party management and customer service. Actual or perceived corruption or unethical business practices may damage the perception of the Com Hem Group and result in financial penalties and debarment from procurement and institutional investment processes. Fraud may significantly impact financial results.	Our anti-corruption policy establishes the principles applied by Com Hem to prevent corruption within our business. All employees have been informed of the company's code of conduct and our efforts to combat corruption. All senior management executives have received education regarding ethics and anti-corruption. We provide continuous training to reduce the risk of unintentional mistakes. Our guidelines for gifts, entertainment and hospitality, which have also been communicated throughout the organisation, provide detailed information on how everyone at Com Home should act in terms of external hospitality, as well as the rules governing giving and receiving gifts or other benefits.

Annual Report 2017

COM HEM

Board of Directors’ report 16
Risk
Description
Risk mitigation
Environment Climate change is increasingly driving regulation and taxation related to reduction of greenhouse gas emissions and the use of fossil fuels. Increasing scarcity of natural resources, particularly rare minerals used in network and consumer technology hardware, may lead to increased hardware costs.
Increasing energy costs, greenhouse gas emissions taxation and price increases caused by natural resource scarcity may incur additional costs.
The Com Hem Group has an ongoing effort to increase energy efficiency and improve waste disposal. The goal is to exclusively purchase electricity from renewable resources. Com Hem is committed to ensuring that used network materials, routers and set-top boxes are collected and recycled.
Responsible procure- The Com Hem Group relies on suppliers and sub-suppliers to ment uphold ethical business practices, human and labour rights, health, and safety and environmental protection. Despite efforts to conduct due diligence and onsite audits, suppliers and sub-suppliers may be in violation of the Com Hem Group’s supplier requirements and/or national and international laws, regulations and conventions. Failure or perception of failure of the Com Hem Group’s suppliers to adhere to these rules and regulations may damage customers’ or other stakeholders’ perception of Com Hem. Violations of laws and regulations puts suppliers and sub-suppliers at risk of needing to limit or terminate their operations, which may negatively affect how Com Hem is able to deliver its services. Severe violations may lead to Com Hem needing to seek new suppliers, which may negatively impact procurement costs and delivery times.
The Com Hem Group’s suppliers are evaluated and selected based on the ability to deliver products and services in a correct way and the ability to live up to Com Hem’s supplier code, which includes requirements related to environment, human rights and anti-corruption. Com Hem’s supplier code requires all major suppliers to comply with the ten principles of the UN Global Compact.
Financial risks
Through their operations, the Parent Company and Group are exposed to various financial risks, including liquidity risks, interest rate risks, currency risks and credit risks. The Group’s treasury policy for management of financial risks has been adopted by the Board of Directors and provides a framework of guidelines and regulations in the shape of risk mandates and limits for financing activities. The overarching objective for the finance function is to provide cost effective financing and to minimise the negative effects of unfavourable market fluctuations on the Group’s earnings. For further information about financial risk management, see Note 25.
Annual Report 2017

Board of Directors’ report – Corporate Governance Report 17
CORPORATE GOVERNANCE REPORT
Corporate Governance in Com Hem is based on the Swedish Companies Act, the Swedish Annual Accounts Act, the Nasdaq Stockholm’s Rule Book for Issuers and the Swedish Corporate Governance Code (the Code), see www.corporategovernanceboard.se/.
During 2017, Com Hem deviated from the Code rule stipulating that the company is to announce the names of the members of the nomination committee no later than six months before the Annual General Meeting. This deviation from the Code is explained in more detail in the section Nomination Committee. As in previous years Com Hem has been compliant with the Nasdaq Stockholm’s Rule Book for Issuers and the generally accepted principles in the Securities Market.
Com Hem’s corporate governance ensures that the company is managed sustainably, responsibly and as effectively as possible on behalf of its shareholders. Governance shall support the company’s long-term strategy, while helping to maintain trust in Com Hem among all stakeholders: shareholders, customers, suppliers, capital markets, society and employees. Good corporate governance is not only about internal frameworks and efficient processes, a strong ethical approach is also required throughout the entire organisation
Shareholders and general meeting
Com Hem Holding AB is a Swedish public limited liability company, with shares traded on Nasdaq Stockholm. At year-end, the number of shareholders in Com Hem was 2,698. The largest single shareholder was Kinnevik Sweden Holding AB, with a total stake of 19.0 per cent and the corresponding voting rights (excluding treasury shares). Foreign ownership was approximately 77 percent (excluding treasury shares). For more information about the ownership structure, share capital and the share see www.comhemgroup.se and page 7 as well as under the title events after the reporting date on page 75.
Nomination Committee
In accordance with the Nomination Committee’s proposal, the Annual General Meeting (AGM) 2017 resolved that the Nomination Committee shall, until the general meeting resolves otherwise, comprise of representatives of the three largest identified shareholders on 30 September, according to the register of shareholders maintained by Euroclear Sweden AB, plus the Chairman of the Board. Should one or more shareholders not wish to appoint a representative to the Nomination Committee, the next-largest shareholder shall be contacted. The Chairman shall convene the first meeting of the Nomination Committee. If the shareholder next in line refrains from appointing a representative of the Nomination Committee, the Chairman of the Board will only need to contact the eight largest shareholders in order to obtain a Nomination Committee composed of at least four members (including the Chairman of the Board). If a Nomination Committee composed of four members (including the Chairman) is not obtained after having contacted the eight largest shareholders, the Chairman shall continue to contact the shareholders that are next in line until a Nomination Committee composed of three members (including the Chairman) has been obtained. The Chairman of the Nomination Committee shall, if the members of the committee unanimously do not agree otherwise, be the member that represents the shareholder controlling the largest number of votes. The Nomination Committee’s instructions include procedures for changing the composition of the Nomination Committee as required should a member leave the Committee before its work is completed, or to reflect changes in the ownership structure.    Since the date for the Annual General Meeting has been brought forward compared to 2016 and since the Nomination Committee according to its instructions shall be appointed on September 30, it was not possible to announce the names of the members of the Nomination Committee six months before the Annual General Meeting in accordance with the Code rule 2.5, i.e. September 21, 2017 at the latest.
The members of Com Hem’s Nomination Committee
Annual Report 2017

Board of Directors' report – Corporate Governance Report 18

ahead of the 2018 AGM were, according to the Nomination Committee instructions, announced on the Company's web-page on October 11, 2017. These are:

- Cristina Stenbeck, Chairman of the Nomination Committee, appointed by Kinnevik Sweden Holding AB
- Henry Guest, appointed by Adelphi Capital LLP
- Paolo Mortarotti, appointed by Tower House Partners LLP (which was announced November 16, 2017)
- Andrew Barron, Chairman of the Board of Com Hem Holding AB

Information about how shareholders can submit proposals to the Nomination Committee has been published on www.comhemgroup.com, where the Nomination Committee's motivated opinion regarding its proposal to the AGM and a brief presentation of its work will also be published well in advance of the AGM on March 21, 2018.

When proposing the members of the Board the Nomination Committee has applied the Company's diversity policy which consists of rule 4.1 in the Code. Further information may be found in the Nomination Committee's motivated opinion regarding the proposal for the Board which was given in connection with the AGM on March 23, 2017.

Board of Directors

According to the Articles of Association, the Board of Com Hem shall consist of a minimum of three and a maximum of ten members elected by the general meeting with no deputies. In addition, the Board comprises two employee representatives with two deputies.

At the AGM 2017 Andrew Barron, Monica Caneman, Eva Lindqvist, Anders Nilsson (Com Hem's CEO), Joachim Ogland and Nikos Stathopoulos were re-elected as members of the Board. Andrew Barron was re-elected Chairman of the Board.

At the Extra General Meeting on June 13, 2017 it was resolved that the Board should consist of five directors and no deputy directors. Thomas Ekman was elected as new member of the Board and Joachim Ogland and Nikos Stathopoulos resigned from the Board. During 2017 the appointed employee representatives were Marianne Bolin and Tomas Kadura and their deputies Åsa Borgman and Fredrika Jonson. In November 2017 Fredrika Jonson was replaced by Signe Olofsson.

Information about the year of birth of the Board members, their educational background and professional experience, significant assignments outside the company, their holdings of shares and other financial instruments in the company and those of closely associated persons, as well as the year they were elected to the Board is presented on page 21.

Independence of the Board

In 2017, the Board of Com Hem complied with the Code's provision that the majority of members shall be independent in relation to the company and Executive Management, and that at least two of them also shall be independent in relation to the company's major shareholders (i.e. those with a holding exceeding 10%). Details of the Board members' independence are presented in the table below.

Board of Directors and Committees

			Committee			Attendance	
Board of Directors	Elected	Dependent[1]	Audit Committee	Remuneration Committee	Board meetings	Audit Committee	Remuneration Committee
Andrew Barron[6]	2013			x	17/17		1/3
Monica Caneman	2014		Chairman		17/17	6/6	
Thomas Ekman[5,7]	2017		x	x	6/17	3/6	
Eva Lindqvist	2014		x	Chairman	15/17	5/6	3/3
Anders Nilsson, CEO[2]	2014	□			17/17		
Joachim Ogland[5]	2011	■	x	x	7/17	3/6	2/3
Nikos Stathopoulos[5]	2011	■		x	5/17		2/3
Marianne Bolin (E)[3]	2013				17/17		
Tomas Kadura (E)[3]	2013				17/17		
Åsa Borgman (E) deputy[3]	2014				11/17		
Fredrika Jonsson (E) deputy[3,4]	2016				2/17		
Signe Olsson (E) deputy[3,4]	2017				1/17		

□ = Dependent in relation to the company and Executive Management ■ = Dependent in relation to the company's then major shareholder, NorCell S.à.r.l., until its divestment on May 4, 2017.

[1] According to the definition in the Swedish Corporate Governance Code.
[2] The company's CEO owns 203,469 shares in the company, which is a shareholding of 0.1% and not classified as significant. The CEO has no co-ownership in companies that have significant business relationships with companies within the Group.
[3] (E)=Employee representative.
[4] Fredrika Jonsson left her assignment July 13, 2017 and was replaced by Signe Olsson November 2, 2017.
[5] Joachim Ogland and Nikos Stathopoulos resigned from the Board and Thomas Ekman was elected new Board member in connection with the EGM on June 13, 2017.
[6] Member of the Remuneration Committee since June 13, 2017.
[7] Member of the Audit Committee since June 13, 2017 and the Remuneration Committee since November 27, 2017.

Annual Report 2017 COM HEM

The work of the Board
During the year, the Board of Directors held 17 Board meetings, excluding statutory meetings and meetings by correspondence. Prior to each ordinary Board meeting, Board members receive a written agenda, based on the Board’s established rules of procedure, and a complete set of documents for information and decision-making. Recurring items include the company’s financial results and position, the market situation, investments and adoption of the financial statements. Reports from the Audit and Remuneration Committees, as well as reports on internal control and financing activities are also regularly addressed. The CEO presents matters for discussion at the meetings, and the company’s CFO and other members of management also participate and present specific matters. The Group General Counsel is the Board’s secretary. The attendance of Board members at Board and committee meetings is presented in the table on previous page.
Important issues addressed during the year include strategic issues, the SDU expansion programme, the integration of Boxer TV-Access AB, the 2018 budget process, forms for the distribution of capital to shareholders, refinancing activities, organisational issues and the planned merger with Tele2.
Evaluation of the Board and the CEO
The performance of the Board and the CEO is evaluated annually using a systematic and structured process. The aim with the evaluation is to obtain a sound basis for the Board’s own development in terms of working methods and efficiency, and to present the results of the evaluation to the Nomination Committee as a basis for the nomination process. The Chairman of the Board is responsible for the evaluation, and for presenting the results to the Nomination Committee. In 2017, the evaluation, as in previous years, was based on a questionnaire, interviews and discussions with the Board members.
Audit Committee
The Audit Committee consisted of Monica Caneman (Chairman), Eva Lindqvist and Joachim Ogland until June 13, 2017. At the Extra Annual General Meeting June 13, 2017, Thomas Ekman was elected new member of the Committee and replaced Joachim Ogland who resigned. During the year, the Committee held six meetings that were recorded and attached to the material for the Board. As part of its assignment to monitor financial reporting and the effectiveness of internal control, the Committee has dealt with a number of issues such as relevant accounting issues, new regulations, approval of financial statements, financing, risk management, the scope and focus of the external audit and the internal audit reviews, as well as observations made in connection with the auditors’ review and approval of other non-audit services. Observations made during internal reviews of the company’s processes and valuation issues
Board of Directors’ report – Corporate Governance Report 19
have also been addressed as well as the implementation of the general data protection regulation (GDPR). During the year externally procured internal control reviews have been performed and policies have been updated. The attendance of Board members at Audit Committee meetings is presented in the table on previous page.
Remuneration Committee
Until June 13, 2017, the Remuneration Committee consisted of Nikos Stathopoulos (Chairman), Eva Lindqvist and Joachim Ogland. Thereafter, the Remuneration Committee consisted of Eva Lindqvist (Chairman) and Andrew Barron. Thomas Ekman became a member of the Remuneration Committee November 27, 2017. Three meetings were held during the year and the work focused primarily on remuneration and other terms of employment for Executive Management. The attendance of Board members at Remuneration Committee meetings is presented in the table on previous page.
External auditors
At the 2017 AGM, KPMG AB was re-elected as auditing firm until the 2018 AGM with the authorised auditor Tomas Gerhardsson as auditor in charge. In 2017, the auditors participated in all meetings of the Audit Committee. At these meetings, the auditors presented the focus and scope of the planned audit, and delivered written audit and review reports. The Board also held one meeting with the company’s auditor at the beginning of 2018, without the attendance of the CEO or any other member of management.
The auditors reviewed Com Hem’s interim report for the second quarter and audited the annual financial statements. KPMG AB was also consulted in matters related to new and amended IFRS, as well as non-audit services related to taxes and other services such as the sustainability report.
CEO
Anders Nilsson has been the CEO of Com Hem since 2014. Information about the CEO’s year of birth, educational background and professional experience, significant assignments outside the company, holdings of shares and other financial instruments in the company and those of closely associated persons, is presented on page 22.
In consultation with the Chairman of the Board, the CEO prepares the information and documentation required as a basis for the work of the Board and in order to enable Board members to make well-informed decisions. The CEO is supported by the Management team.
The Board evaluates the performance of the CEO on a regular basis. The Board also held one meeting to evaluate the CEO’s performance, without the attendance of the CEO or any other member of management.
Annual Report 2017

Board of Directors’ report – Corporate Governance Report 20
REMUNERATION TO EXECUTIVE MANAGEMENT AND THE BOARD
Guidelines for remuneration to Executive Management
The 2017 AGM resolved to adopt guidelines for remuneration to Executive Management in Com Hem based on fixed salary, variable remuneration, other benefits and pension. The guidelines for 2017 and levels of remuneration paid during the year are presented in Note 7, while the Board’s proposal to the 2018 AGM regarding guidelines for remuneration to Executive Management are presented below.
At the 2017 AGM a long-term share savings incentive programme (LTIP), similar with the program adopted by the 2016 AGM, was adopted based on the Total Shareholder Return of the Com Hem share, and cash flow over a three-year period. The programme requires a personal investment in Com Hem shares by all participants at the beginning of the programme. Further details about outstanding long term incentive programmes may be found in Note 7.
Remuneration to the Board
The 2017 AGM resolved that the annual fees to be paid to the AGM-elected Board members shall amount to a total of SEK 3,769,000 (inclusive of Committee work), to be allocated as follows; SEK 1,814,000 to the Chairman of the Board and SEK 360,000 to each of the four Board members who are not employed by the company. As remuneration for Committee work, the Chairman of the Audit Committee is to receive SEK 130,000, the two other members of the Audit Committee SEK 80,000 each, the Chairman of the Remuneration Committee SEK 105,000 and the two other members of the Remuneration Committee SEK 60,000 each. From the Extra General Meeting June 13, 2017, the number of Board members (exclusive of the Chairman and members who are employed by the company) have amounted to three. At this Extra General Meeting, the meeting also resolved that the remuneration between the resigned Board members Joachim Ogland and Nikos Stathopolous and the new appointed Board member Thomas Ekman shall be allocated pro rata in relation to the time they have served as Board members. Refer also to Note 7.
Proposed guidelines for remuneration to Executive Management to be approved at 2018 AGM
The Board of Directors of Com Hem Holding AB (publ) proposes that the 2018 Annual General Meeting resolves to adopt the following guidelines for remuneration to Executive Management in Com Hem.
The total amount of remuneration for a person with an Executive Management position in Com Hem shall correspond to market practice and shall be competitive in order to attract, motivate and retain key employees. The aim is to create incentives for Executive Management to execute strategic plans and deliver excellent operating results and to align such persons’ interests with the interests of the shareholders.
Remuneration of the CEO and other Executive Management shall consist of a fixed salary, short-term incentives (STI) with variable remuneration paid annually in cash which are linked to achievement of financial targets for Com Hem and/or individual performance targets, and long-term incentives (LTIP) that are share based or share linked, in addition to pension and other customary benefits.
The fixed salary shall be based on the Executive’s respective compe- tence and area of responsibility. The fixed salary shall form the basis for any STI. The fixed salary is to be reviewed annually.
STIs shall be based on performance in relation to established targets. The targets shall be individual, measurable and linked to Com Hem’s financial performance and/or to specific performances (individual tar- gets). The CEO has an annual STI target of 75 percent of the fixed sal- ary. Provided significant out-performance of the financial targets set in the budget, and/or of individual targets, and after approval by the board of directors, the STI for the CEO can amount to a maximum of 169 percent of the fixed salary. The other Executive Management have an annual STI target of up to 50 percent of the fixed salary. Provided that the financial targets and/or the individual targets are significantly out-performed, the other Executive Management’s STI may amount to a maximum of 113 percent of the fixed salary.
The vesting period for LTIPs shall be at least three years. LTIPs shall always be based on shares or share linked instruments. LTIPs shall ensure a long- term commitment to the development of Com Hem. Any share based
LTIP will be subject to shareholder approval before being launched.
Other benefits may include a company car, health insurance and other customary benefits. Other benefits shall not constitute a signif- icant part of the total remuneration.
Executive Management shall be offered individual pension plans amounting to a maximum of 30 percent of the fixed salary or in accord- ance with ITP (collective agreed pension plans). Subject to approval by the board of directors, Executive Management residing abroad may be offered pension plans paid in cash corresponding to the premium that would otherwise be payable to insurance companies.
In the event of termination of employment initiated by the company, the notice period for the CEO and other Executive Management shall be maximum 12 months.
These guidelines for renumeration shall no longer apply if the ongoing merger between the company and Tele2 AB (publ), whereby the company will be absorbed by Tele2 AB (publ), is implemented. If there are particular grounds for it in a specific case, the Board of Directors may deviate from the guidelines.
Deviation from the guidelines for remuneration to senior executives resolved at the AGM 2017
In connection with entering into the merger plan relating to the planned statutory merger between Tele2 and Com Hem on January 9, 2018, the Board resolved to deviate from the guidelines for remuneration to senior executives resolved at the annual general meeting 23 March 2017 by introducing a Retention plan for certain key Com Hem employees during the merger and integration process. The Retention plan has a maximum of 17 participants, excluding the Group CEO and corresponds to 12 – 24 months’ base salary per participant. Payment under the plan will be made in two tranches, (i) at completion of the merger, and (ii) one year after the completion of the merger. The Group CEO is entitled to a Retention Incentive equaling 18 months’ base salary payable upon completion of the merger.
Annual Report 2017

Board of Directors’ report – Corporate Governance Report 21
BOARD OF DIRECTORS
1 2 3 4 5
6 7 8 9
[Graphic Appears Here]
Andrew Barron (1)
Chairman of the Board since 2014, Board member since 2013.
Bachelor’s Degree, MBA
Born: 1965
Other assignments: Board member of Ocelot Partners Limited and of Arris International Plc.
Previous positions: COO of
Virgin Media and MTG, CEO of Chellomedia, Executive Vice President of Walt Disney Europe and management consultant at McKinsey & Co.
Shareholding1): 197,314
Warrants: 1,005,717
Monica Caneman (2)
Board member since 2014. Master’s Degree in Economics
Born: 1954
Other assignments:
Chairman of Bravida Holding AB, as well as Board member of SAS AB (publ)and Nets AS.
Previous positions: Several leading positions at SEB over a period of 30 years.
Shareholding1): –Warrants: 98,795
[Graphic Appears Here]
Eva Lindqvist (3)
Board member since 2014. M.Sc Engineering Physics, MBA
Born: 1958
Other assignments: Member of the Board of ASSA ABLOY AB (publ), SWECO AB (publ), Alimak Group AB (publ), Mr Green & Co AB, Kähr Holding AB (publ), Caverion Oy,Bodycote plc, Keller Group plc. Elected member of the Royal Swedish Academy of Engineering Sciences.
Previous positions: Senior
Vice President of TeliaSonera’s mobile operations, CEO of TeliaSonera International Carrier and senior positions at Ericsson.
Shareholding1): 570 Warrants: 49,397
[Graphic Appears Here]
Anders Nilsson (4)
Board member since 2014. Law studies
Born: 1967
Other assignments: None Previous positions: Executive Vice President of Commerce and Services at Millicom, 20 years within the MTG Group, in such positions as Executive Vice President of Central European Broadcasting, COO of MTG and CEO of MTG Sweden.
Shareholding1): 203,469
Warrants: 740,960
1) Own holdings of shares and financial instruments, and those of closely associated persons, at December 31, 2017.
[Graphic Appears Here]
Thomas Ekman (5)
Board member since 2017. M.Sc Business and Economics
Born: 1969
Other assignments: CEO of
Dustin Group AB (publ).
Previous positions: CEO of
Cabonline Group AB, CEO of Tele2 Sweden AB and Executive Vice President for Tele2 AB. Prior thereto Commercial Director at Tele2 Sverige AB and Sales Director at Viasat Broadcasting. Has held several management positions within Modern Times Group MTG AB. Previously served as Board member of Metro.
Shareholding1): 1,500 Warrants: –
[Graphic Appears Here]
Employee representatives
Marianne Bohlin (6)
Ordinary employee representative since 2013.
Born: 1958 Shareholding1): 200
Åsa Borgman (7)
Deputy employee representative since 2014.
Born: 1970 Shareholding1): –
Tomas Kadura (8)
Ordinary employee representative since 2014, deputy 2013–2014.
Born: 1963
Shareholding1): 484
Signe Olofsson(9)
Deputy employee representative since 2017.
Born: 1987 Shareholding1): –
Annual Report 2017

Board of Directors' report – Corporate Governance Report 22

EXECUTIVE MANAGEMENT


1

2

3

4

5

6

Anders Nilsson (1)
CEO of Com Hem since 2014.
Law studies
Born: 1967
Other assignments: None
Previous positions: Executive Vice President of Commerce and Services at Millicom, 20 years within the MTG Group, in such positions as Executive Vice President of Central European Broadcasting, COO of MTG and CEO of MTG Sweden.
Number of shares[1]: 203,469
Warrants: 740,960

Elisabeth Hellberg (2)
Director of Human Resources since 2014
International Business Administration
Born: 1957
Other assignments: None
Previous positions: Senior Vice President Human Resources at Swedish Match and Head of HR & Recruitment at Modern Times Group MTG.
Number of shares[1]: 3,575
Warrants: –

Mikael Larsson (3)
CFO since 2015
Graduate in Business Administration, Uppsala University
Born: 1968
Other assignments: Chairman of the Board of Hittapunktse
Previous positions: CFO of Investment AB Kinnevik 2001-2015, Group Controller at Thomas Cook Northern Europe and audit and transaction advisory services at Arthur Andersen.
Number of shares[1]: 50,000
Warrants: –

James Lowther (4)
Director of Business to Consumer AB since 2015
Graduate in Economics, University of Kent
Born: 1982
Other assignments: None
Previous positions: Head of Strategy and Head of TV Commercial at Virgin Media.
Number of shares[1]: 2,333
Warrants: –

Jonas Lönnquist (5)
CEO of Boxer TV-Access AB since 2014
Master's Degree in Economics, Stockholm School of Economics
Born: 1973
Other assignments: None
Previous positions: Deputy CEO and Country Manager Sweden for C More Entertainment AB. Various positions within MTG/Viasat AB including head of distribution, sales and customer services.
Number of shares[1]: 2,481
Warrants: –

Petra von Rohr (6)
Director of Corporate Communications since 2015
Master's Degree in Economics, Stockholm School of Economics
Born: 1972
Other assignments: None
Previous positions: Partner at Kreab, CEO of Remium, Head of Swedish operations for Burson-Marsteller and equity analyst at Cazenove & Co.
Number of shares[1]: 6,533
Warrants: –

[1] Own holdings of shares and financial instruments, and those of closely associated persons, at December 31, 2017.

Annual Report 2017

COM HEM

Board of Directors’ report – Corporate Governance Report 23
INTERNAL CONTROL OVER FINANCIAL REPORTING
Control environment
The Group’s internal control structure is based on a clear division of responsibilities between the Board of Directors and the CEO, and the bodies established by the Board, such as the Audit Committee. The Board’s rules of procedure, which includes instructions for the CEO and instructions for financial reporting, are updated and adopted annually by the Board, and specify the documents and the financial information to be presented to the Board and the committees for each ordinary meeting. The CEO is responsible for ensuring that the Board receives the reports that are required for the Board to assess the financial position of the company and the Group. This information includes a presentation and analyses of earnings growth, cash flow and financial position, as well as the budget and forecasts, and ongoing monitoring against these. Reports on the outcome of completed internal controls are submitted regularly to the Board, and the Board remains informed about measures related to internal control by, for example, meetings with the company’s auditors. The Audit Committee is tasked with monitoring and assuring the quality of the company’s financial reporting. The work focuses on assessing the effectiveness of the company’s internal control and evaluating estimates and carrying amounts that may affect the quality of reporting. The Audit Committee remains informed about the reviews of interim reports, annual accounts and consolidated financial statements through the regular attendance of the company’s auditors at Audit Committee meetings. The Group’s CFO and Group Accounting Manager attend Audit Committee meetings, and Audit Committee members also maintain regular contact with these executives. Other managers or employees may also attend the meetings from time to time depending on the agenda for the meeting.
The control environment provides the basis for internal control and consists of the values and ethics that are communicated and incorporated by the Board, CEO and management, including a number of company-wide instructions, policies and guidelines. The company´s code of conduct and business ethics, that have been read and understood by all employees, constitutes the basis for the internal control environment and provides the basis for common understanding of how to act within the company. The Code of conduct regulates the application of the highest standards of ethics when running the business beyond compliance with appli-
cable laws and regulations. The company’s code of conduct outlines the overall values, which represent a long-term commitment linked to the company’s mission and strategies which guide the employees in their daily activities.
All employees that participate in the work of financial reporting are responsible for the accuracy, completeness and quality of the information. Other examples of company-wide instructions and policies are the Board’s rules of procedure, the anti-corruption policy, whistleblower policy, guidelines for gifts, entertainment and hospitality, financial policy, author-isation policy, investment policy and the financial manual. These instructions and policies are updated regularly and communicated to relevant employees.
Risk assessment
The risk assessment of financial reporting aims to identify and evaluate material risks affecting internal control over financial reporting. To minimise these risks, a governance framework has been established for financial reporting- and forecasting processes as well as detailed schedules for monthly closing of the books. The company’s Board and management continually assess reporting from a risk perspective. In addition to assessing risks in financial reporting, the Board and management work to continually identify and manage material risks affecting the Group’s operations from an operational and financial perspective. The most significant risks are described in the ‘Risks and risk management’ section and in Note 25.
Control activities and monitoring
Control activities are designed to detect and prevent errors in financial reporting. These activities limit the risks identified and ensure accurate and reliable financial reporting. These include the monitoring of budget deviations, earnings trends and key ratios, account reconciliation, checklists, reviews of IT system logs and transactions in business systems, approval of business transactions and clear procedures for important decisions such as investments and the entering into agreements.
Annual Report 2017

Information and communication
One important component of internal control is the disclosure of information at all levels of the Group, and with relevant external stakeholders. Pertinent policies, guidelines and principles for accounting are available to all relevant employees, to ensure complete, accurate and timely financial reporting. Information about, and changes to accounting policies and reporting and information disclosure requirements are regularly communicated to the relevant employees. To ensure that the external information disclosure is accurate, complete and meets the requirements imposed on listed companies, the company has a communication policy outlining how, by whom and the manner in which external information is to be communicated. All communication should comply with the EU Market Abuse Regulation and the Secutiry Markets Act and Nasdaq Stockholm’s Rule Book for Issuers and be communicated in a fair, open and transparent manner.
Board of Directors’ report – Corporate Governance Report 24
Evaluation of need for special audit function
The Board has decided not to establish a special audit function in the form of an internal audit within the Group. The company’s CFO and the Group accounting function are jointly responsible for monitoring and evaluating the effectiveness of the company’s risk management and internal control system, and performing internal audits either in-house or by engaging external expertise. The Finance Department continuously monitors compliance with the company’s governance model, reporting principles and policies. The Finance Department also conducts regular analyses of the Group’s financial reporting and financial results in order to assure quality and to identify areas for improvement and development. The effectiveness of internal controls performed by the Finance Department, Executive Management and the business managers is deemed sufficient in light of the existing Group structure and the fact that the Group only operates in Sweden, and that the Finance Department is centered at the head office in Stockholm.
Annual Report 2017

Board of Director’s Report – Sustainability 25
SUSTAINABILITY REPORT
UNLEASH THE POWER FOR THE BEST POSSIBLE DIGITAL QUALITY OF LIFE
More than half of all Swedish households are connected to Com Hem’s network, which makes us a key driver of digitalisation in Sweden. We are working to ensure that as many people as possible can benefit from the opportunities offered by digitalisation to improve everyday life by providing greater access to communications, experiences and entertainment. This comes with a great responsibility to ensure that digitalisation in Sweden is carried out in a sustainable way from a social, political and environmental perspective.
In this sustainability report, which has been prepared in accordance with the Swedish Annual Acounts Act chapter 6, we describe how Com Hem works to ensure that our business has a positive impact on all stakeholders. Com Hem’s sustainability work is based on four main areas: social impact of digitalisa-tion, responsible business, our employees and the environment.
We have clear guidelines to ensure that the company is operated correctly and responsibly throughout the value chain, from compliance with rules and legislation to placing demands on suppliers and treating our customers fairly.
Our risks associated with sustainability are described in the Risks and risk managemt section on page 14-16.
Com Hem’s contribution to the UN Global Sustainable Development Goals
In 2015, the UN launched its Global Sustainable Development Goals, which replaced the earlier Millennium Development Goals.
The Global Sustainable Development Goals are aimed at achieving socially, environmentally and economically sustainable development throughout the world. Com Hem’s
COM HEM AND UN GLOBAL SUSTAINABLE DEVELOPMENT GOALS
How we contribute to UN Global Sustainable Development Goals
3. GOOD HEALTH AND WELLBEING
We place great emphasis on all aspects of health and safety, with a focus on the digital wellbeing of our customers and society at large. Read more on page 26-28.
5. GENDER EQUALITY
Com Hem works proactively to ensure that women and men are provided with equal opportunities in their work and careers. Read more about our efforts to achieve gender equality on page 34.
8. DECENT WORK AND ECONOMIC GROWTH
Com Hem works to promote a safe and secure work environment, to protect employee rights and ensure decent working conditions both in its own operations and among its suppliers as well as safeguarding employment and growth. Read more about our work environment efforts on page 34 and about our work with suppliers on page 31.
9. SUSTAINABLE INDUSTRY, INNOVATION AND INFRASTRUCTURE
Com Hem’s network reaches more than half of all Swedish households and is a key requirement for the country’s digitalisa-tion. Com Hem invests large sums every year to maximise speed, stability and access to our infrastructure. This makes Com Hem a driving force in the digital-isation of society. Read more about our commitment to digitalisation and digital quality of life on page 26-28.
16. PEACEFUL AND INCLUSIVE SOCIETIES
Access to digital tools has increasingly become a requirement for active participation in our democracy. We work to identify and facilitate groups that have lagged behind through our use of the monitor Com Hem-kollen. Read more on page 26. Within the framework of our own operations, we have systems in place for internal control of legislative compliance and compliance with ethical business principles as well as counteracting all forms of corruption. Read more on page 30.
Annual report 2017

work contributes to most of the goals, since digitalisation is a key aspect of achieving them. We have chosen to focus on five of the Global Sustainable Development Goals. Please see the illustration on the previous page showing how we are contributing to these goals.
Com Hem’s responsibility in the digital society
The wave of digitalisation that is sweeping the globe is fundamentally changing society – everything from consumption patterns and travel habits to how we form our political opinions and our attitudes to the world around us. Sweden is far advanced and our network plays a key role in this development. More than half of all Swedish households are able to connect to Com Hem’s network, making us an important driver of digital Sweden. We work continuously to improve the capacity and stability of the networks on which the everyday digital life of so many Swedes depends. If Swe-den is to lead the way in the next phase of digitalisation, we must continue to upgrade our network. Digitalisation will be crucial for us when it comes to managing future challenges relating to growth, prosperity and the environment.
Collaboration between a number of players is required to ensure that the best possible digital quality of life is achieved in Sweden. In the future, a large number of services in Com Hem’s network will be related to various societal requirements and communication between citizens and the public sector. This will also place increased demands on the cooperation between the market and the public sector. Com Hem actively participates in debates and political forums to highlight the issues we believe are important for paving the way for sustainable digitalisation in Sweden. During the year, for example, Com Hem cooperated with other
Board of Director’s Report – Sustainability 26
companies, authorities and interest groups to identify the core challenges for achieving the national goals for broadband. This work was conducted within the framework of the government’s Broadband Forum, which is led by the digitali-sation minister and on which Com Hem’s CEO is represented. Core issues for us are infrastructure competition and efficient expansion to ensure high-quality and future-proof networks.
We want digitalisation to be implemented sustainably and have thus launched the monitor Com Hem-kollen, a report that measures and describes digital wellbeing in Sweden, where we also present Com Hem’s index for digital wellbeing. Using Com Hem-kollen, we want to stimulate a discussion with households, other players in the industry, politicians and other stakeholders, so that we can jointly contribute to the most favourable development possible.
COM HEM’S INDEX FOR DIGITAL WELLBEING IS BASED ON THREE ASPECTS
ACCESS KNOWLEDGE ATTITUDE TO THE AND SAFETY TOWARDS INTERNET ON THE INTERNET’S ROLE
INTERNET IN SOCIETY
DIGITAL WELLBEING
Annual report 2017

Board of Director’s Report – Sustainability 27
COM HEM’S INDEX FOR DIGITAL WELLBEING
Com Hem has developed an index for digital wellbeing with the assistance of Sifo, and almost 2,000 Swedes have participated in the survey. The index is based on three aspects:
access to the internet
knowledge and safety online
attitude toward the internet’s role in society.
The index aims to measure the degree of digital wellbe-ing and maturity in relation to digitalisation among the Swedish public. With enhanced understanding of digital quality of life, we and other players in society can better manage the pitfalls that could affect the ability for Sweden to fully capitalise on the opportunities offered by digitalisation. Thanks to our large customer base and the large number of connected households throughout Sweden, we have unique insight into Swe-den’s digital wellbeing. It is important that we share this insight.
The result of the 2017 index was 83 on a scale of 100, compared with 82 for 2016. This is a high value, which is positive and entirely in line with Sweden’s status as one of the most digitalised countries in the world. It is interesting to note that a fast and stable broadband continues to be a very important factor when choosing a place to live – even more important than proximity to parks and transportation. The importance of a fast and stable broadband has increased since last year. In 2016, 53% of participants thought that a fast and stable broadband was “very important” and in 2017 that number rose by five percentage points. In this year’s survey we added the option of “a safe and secure neighbourhood”, which is such a fundamentally important issue that it ended up first on the list. The result is relatively stable between various groups in society, but at the same time, we have found that the feeling of vulnerability on the internet is the factor that Swedes perceive as the most problematic. This year, once again, parents are lagging behind. We also see that women and individuals over 60 have a somewhat lower index value than others. To be able to improve the digital quality of life, we have identified two main challenges for positive development: democracy and safety.
The result of the 2017 index. (2016 the result 83 was 82, on a scale of 100)
RESULTS COM HEM’S INDEX FOR DIGITAL WELLBEING (ON A SCALE OF 100)
MEN 85
WOMEN 81
60+ YEARS 80
45–59 YEARS 83
30–44 YEARS 86
18–29 YEARS 83
HOW IMPORTANT ARE THE FOLLOWING REGARDING YOUR ACCOMMODATION?
BASE: ALL (1,996)
SAFE AND SECURE NEIGHBOURHOOD 5 21 73 FAST AND STABLE BROADBAND 9 31 58 GOOD ACCESS TRANSPORTATION TO PUBLIC 3 4 15 24 54 PROXIMITY TO GREEN AREAS 24 18 30 45 LAUNDRY / DISHWASHER 5 8 18 24 45 GOOD PARKING FACILITIES 13 7 12 24 43 QUIET AND PEACEFUL 24 20 34 40 GOOD RECYCLING 5 8 21 31 35 PROXIMITY TO SCHOOL/PRESCHOOL 39 9 16 16 20 PROXIMITY TO RESTAURANTS/SHOPPING 12 18 36 23 12
%
COMPLETELY UNIMPORTANT RATHER UNIMPORTANT NEITHER OR    RATHER IMPORTANT VERY IMPORTANT
Annual report 2017

Democracy – the fight against digital class divides
As an increasing number of societal services become digital and replace services that have been physically available, everyone must be given the opportunity to become connected. It is important that as many people as possible have access to the new tools, and that the right conditions and knowledge are available to enable their use in a positive way. This is crucial for future democracy. In some groups, we can discern a broad lack of knowledge and a sense of concern about increasing digitalisation and internet use.
In the monitor Com Hem-kollen, we found that parents are one group that are faring below average from a digital perspective. They are concerned about their children’s use of the internet. One example of the initiatives we took in 2017 involves gaming and e-sport. In a study we conducted in cooperation with Sifo, we found that children want their parents to become more involved. Gaming for up to ten hours a week does not impact children’s wellbeing, school work, social relationships or physical activity according to the study. We have also produced a mini-documentary on gaming and e-sports to increase understanding and created a dictionary to enable more people to understand gaming language.
On our website comhem.se/digital-livskvalitet, we have gathered content aimed at providing our customers and others with specific advice for enhanced digital quality of life.
EXAMPLES OF COM HEM’S COOPERATIONS
IT&Telekomföretagen
Together with IT&Telekomföretagen (the membership organisation for companies within the IT and telecom sector in Sweden) Com Hem engages within the council for data and the council for telecom. Within these councils we engage in matters concerning our customers and society as a whole.
Bredbandsfakta.se/The newsletter Insikt
This is a communication platform aiming at spreading knowledge around the topic of infrastructure competition in general and broadband competition in MDUs in particular.
IGEday
Com Hem participates in IGEday (Introduce a Girl to Engineering day) which is an initiative to increase interest in technology and engineering among young girls.
Yalla Rinkeby
An initiative aiming at providing job opportunities and self-sufficiency for women who are far from the labor market. Com Hem’s role in the project has been to provide internet connection and digital services in Yalla Rinkeby’s premises
Board of Director’s Report – Sustainability 28
The pursuit of a safe and secure internet
Far too many people feel unsafe on the internet, which is a hurdle to positive development. This relates to everything from personal integrity to cyber bullying. Com Hem has a responsibility to increase security so that people can feel safe in a digital environment. We strive to strengthen the digital quality of life throughout Sweden. Some of this work involves raising awareness about the use of digital services so that we, our customers and other stakeholders can manage the challenges related to digitalisation, including integrity, information security and various forms of vulnerability on the internet.
The high degree of internet usage also creates some
challenges, in particular, the vulnerability of children and young people on the internet. Com Hem realises that it cannot resolve these problems alone. Accordingly, Com Hem supports the organisation Surfa Lugnt, through which we cooperate with other companies in our industry, interest groups and public authorities to raise adults’ awareness of children and young people’s everyday life on the internet. Com Hem has had personnel trained to become Safe Surfing volunteers who offer free lectures to schools about how young people can avoid pitfalls and vulnerability on the internet. The lectures will begin in 2018 and are aimed at school personnel, teachers, parents and students aged 9 to 16.
Kodcentrum
Together with Kodcentrum, Com Hem strives to educate and inspire children in programming and coding, in order to ensure that future generations are well equipped for the digital society.
Tekniksprånget
Tekniksprånget is an internship program aiming at attracting more young people to higher technical education. As a member Com Hem welcomes interns to become a more attractive future employer within tech.
Com Hem Play Team
Play Team is Com Hem’s own test patrol—a bunch of curious children and adolescents aged 7 to 18 years old with the task of testing and evaluating today’s (and yesterday’s) digital services and tv.
Initiative for newly arrived at customer service
In cooperation with Arbetsförmedlingen (the Employment Service) and the municipality of Härnösand Com Hem has initiated a specially adapted education for technical support for a group of newly arrived jobseekers in Sweden.
Annual report 2017

RESPONSIBLE BUSINESS
At Com Hem, responsible business is a building block for every business decision, and the services Com Hem offers represent an important platform for the society of today and the future. Responsible business is necessary for Com Hem to continue delivering value to shareholders. Our work already complies with the UN Global Compact and its ten principles on human rights, labour rights, the environment and anti-corruption. In 2018, we will officially become a signatory of the UN Global Compact. We have a clear ethical approach and standards for all areas of our business and in relation to all parties with whom we collaborate. These are defined in our Code of Conduct and by guidelines in such areas as human rights, anti-corruption, the environment, personnel-related issues and the precautionary principle.
Responsible marketing
At Com Hem, we constantly strive to market our products and services responsibly and to provide our customers with reliable information. In this quest, Com Hem complies with
Board of Director’s Report – Sustainability 29
the rules and recommendations of the Swedish Consumer Agency, the Swedish Ethics Committee for Direct Marketing, the EU, the Swedish Post and Telecom Authority (PTS), the Swedish Telecom Advisors and the Swedish National Board for Consumer Disputes (ARN). In addition, we support and are actively involved in various organisations, such as the Swedish Advertising Ombudsman, the Swedish Telecom Advisors and Kontakta. The Swedish Telecom Advisors provides free and impartial assistance to consumers, while Kontakta strives to create a healthy climate between consumers, the community and businesses that engage with customers.
Marketing communication
(number of incidents) 2017 2016 2015
Incidents of non-compliance with voluntary codes concering marketing communications 8 4 7
Most cases concern unsolicited telemarketing, no cases resulted in a fine, penalty or warning.
[Graphic Appears Here]

Board of Director's Report – Sustainability 30

During 2017, Com Hem and a number of other operators, in cooperation with the Swedish Telecom Advisors, prepared guidelines and signed an agreement to enable consumers to receive free and impartial advice from the Swedish Telecom Advisors regarding fibre connections.

In 2017, Com Hem had no incidents of non-compliance with marketing regulations that led to sanctions. In 2017, the number of cases of non-compliance with voluntary codes was eight, compared with four in the preceding year. These cases usually relate to situations in which the reporting party has mistakenly been called, despite being registered with NIX (a no-call list to stop unsolicited calls for marketing, sales and fundraising purposes). Com Hem constantly reviews its internal system, whereby phone numbers are cross-checked against the NIX registry.

Information security

Information security is central to our operations and in addition to legal compliance, we also adhere to the ethical standards of our industry. During 2017, eight minor incidents occurred within Com Hem relating to customer integrity. All of these were addressed and resolved. Our integrity policy and our customer terms and conditions describe how we handle our customers' data, with the aim of being as informative and easy to understand as possible. A natural part of our ongoing efforts to ensure that we protect the integrity of our customers and employees, and comply with information security requirements, is our risk management work. This work proceeds from our information security management system (ISMS), based on the ISO 27001 standard. The system is a framework of policies, procedures, roles and activities, which we continuously work to develop and adapt according to the reality in which we operate. At Com Hem, a comprehensive effort has been under way for some time to ensure that Com Hem is ready for the new General Data Protection Regulation (GDPR). This work has included a review of our existing handling, systems and procedures to ensure that all handling is conducted correctly, and to ensure that our customers and employees continue to be provided with sufficient information and that their details are protected in the prescribed manner. Com Hem is a member of Swedish IT and Telecom Industries, SIG Security and the Swedish Civil Contingencies Agency (MSB), and actively pursues various integrity and information security issues in order to strengthen trust in the market.

Customer privacy	2017	2016	2015
Substantiated complaints received concerning breaches of customer privacy	8	5	1

All incidents have been handled and are closed.

Percentage that has received information of anti-corruption policy and procedures (%)	2017	2016	2015
Board of Directors			
Percentage that our anti-corruption policy has been communicated to	100%	100%	100%
Percentage that received training in anti-corruption	100%	100%	0%
Employees			
Percentage that our anti-corruption policy has been communicated to	100%	100%	100%
Percentage who received training on anti-corruption	100%	75%	0%

All employees have been informed about the anti-corruption policy. Guidelines on gifts, entertainment and hospitality have been communicated in-depth throughout the organisation.

Anti-corruption

Our Anti-Corruption Policy, which was introduced in May 2015, is based on Com Hem's Code of Conduct and sets out the principles that are applied at Com Hem to prevent corruption in our business operations. All employees at Com Hem have been informed about the company's Code of Conduct and our efforts to combat corruption. Additionally, every new employee signs the Code of Conduct individually as part of Com Hem's introductory programme. All members of Executive Management have received training in ethics and anti-corruption since 2016. We provide continuous training and information on our existing policies through our internal channels to reduce the risk of unintentional mistakes. In 2017, Com Hem had no confirmed incidents of corruption.

Our gifts, hospitality and entertainment guidelines, which have also been communicated throughout the organisation, contain detailed information on how everyone at Com Hem should act in regard to external hospitality, and our rules for giving and receiving gifts or other benefits. If our employees feel uncertain about how they should act, they are encouraged to contact their supervisor or consult with the Group General Counsel.

Annual report 2017

COM HEM

Children on the internet
In 2017, Com Hem, in cooperation with ECPAT Sweden and the major telecom and internet providers in Sweden, formed the Telecom Coalition Against the Sexual Exploitation of Children on the Internet. Membership of the coalition entails an active stance against the sexual exploitation of children; the company clearly disassociates itself from this issue, internally and externally, and informs employees and customers about this. Membership also involves cooperation with the police and participation in coalition meetings to develop new solutions to obstruct or prevent this type of crime.
Whistle-blower system
Com Hem is to be characterised by an open organisational culture, in which all employees feel that they can speak openly if they have experienced serious misconduct by employees in management positions, or in key positions within the Group. As part of this, Com Hem has a whistle-blower system, whereby employees are encouraged to report wrongdoings and suspicions of serious misconduct committed, sanctioned or deliberately ignored by an employee in a management or key position. Such wrongdoings and serious misconduct include crimes punishable by a prison sentence, such as fraud, embezzlement, breach of trust and corrupt deeds, including giving and taking bribes as well as environmental crimes. It also comprises other serious misconduct arising from infringements of basic freedoms and rights, a risk to life, health and safety, and damage to the environment. The system allows for anonymous reporting, and the information received is kept confidential to safeguard the integrity of the whistle-blower. The system can be regarded as a complement to Com Hem’s usual communication channels. According to the policy, serious misconduct can be reported via email to an email account that can only be accessed by Com Hem’s Group General Counsel. Alternatively, reports can be filed through ordinary post to the Chairman of the Audit Committee, who is one of the company’s independent Board members in Com Hem Holding AB. Reported cases are handled by the Group General Counsel, management (CEO) or the Audit Committee, depending on the severity of the issue and the individual toward whom suspicions are raised in order to avoid conflicts of interest. If required, the investigation can also be handed over to an external, independent legal firm. In 2017, no incidents were reported through the whistle-blower system.
Board of Director’s Report – Sustainability 31
Purchasing procedures
In 2017, Com Hem introduced a suppliers’ code that requires all suppliers to comply with the guidelines relating to such sustainability principles as trade sanctions, the environment, anti-corruption and the central ILO conventions (freedom of association, discrimination, forced labour and child labour).
Com Hem requires that all new suppliers undertake to comply with the suppliers’ code, either by signing the code or by confirming that their own policies correspond with it in all essential aspects. In all procurement, sustainability principles represent a key element of the evaluation criteria and are weighed against other factors (total cost, fulfilment of functional requirements, etc.).
All existing suppliers will be reviewed annually to identify sustainability risks and, where necessary, implement measures to ensure compliance with the suppliers’ code.
In 2017, Com Hem conducted a review of one supplier, based in Asia, who is considered a medium-high risk from a sustainability perspective. The review process included an interview with the sustainability manager, an inspection of CSR documents, and an inspection of plants and premises. No shortcomings in relation to Com Hem’s suppliers’ code were identified during the audit.
Supplier assessments 2017
Number of suppliers subject to impact assessments regarding labor practice, environmental impact, and human rights 259 Number of suppliers identified as having significant negative impacts regarding labor practice, environmental impact, and human rights 0 Percentage of new suppliers that were screened using labor practice, environmental, and human rights criteria 100%
Annual report 2017

EMPLOYEES
A number of policies and guidelines form the basis of our work in human resources, such as our Code of Conduct, Work Environment Policy, Policy on fair treatment of coworkers and Equality Plan. All of these documents are shared with the company’s employees and consultants via the Group intranet, ComIn. Building and developing a strong employer brand remains a prioritised ambition at Com Hem, and we constantly strive to retain and recruit the right employees who share our values of being reliable, personal and proac-tive. A key part of our vision to create a positive customer experience is that all of our employees understand and feel that they play an important part in the company. It is important that we convey the message to our employees that Com Hem offers them the possibility to influence and shape Sweden’s digital future. Com Hem continues to measure such factors as employeeship and leadership in the annual employee dialogue, involving four different areas: Work Environment; Organisation; Leadership; Vision and Goals. The results of these four areas are summarised as an overall employee index. The results of the 2017 employee dialogue,
Board of Director’s Report – Sustainability 32
conducted in September-October 2017 with a response rate of 88%, showed a continued positive result in such areas as work environment, leadership, and vision & goals. Com Hem will continue to work on developing its organisation and employees to further strengthen and establish our vision of “Sweden’s most satisfied customers”, within our industry while at the same time making Com Hem an attractive place to work. The following are some of the initiatives launched in 2017: In 2017, Com Hem developed an introductory programme to be implemented in January 2018. The programme is structured so that it is not only of value to new employees, but also serves as an information tool for existing employees.
In the spring of 2017, the entire Com Hem management team participated in a workshop on diversity. During the workshop, a decision was made to form a Diversity Audit Group, which will ensure that the company continues to address these matters in the future.
Annual report 2017

Board of Director's Report – Sustainability 33

Professional development

All employees should have an individual development plan that is to be discussed with their immediate manager during regular development talks – COMpetence discussions. During 2017, all employees were introduced to the COMpetence discussions, which are conducted in a web-based tool between manager and employees. The discussions are built around our values, our vision, our purpose and the competencies we have identified as important for our employees and managers in our shared effort to achieve our business goals. At the time of the employee dialogue focusing in particular on the COMpetence discussion and salary review process, 92% responded that they had completed their annual COMpetence discussion.

The COMpetence discussions support, among other things, sub-goal contained in the individual development plans of offering our employees tangible support and clear goals to be able to develop in their existing roles as well as growing into other, future attractive roles within the company.

Our internal management and talent development programme continues to harvest success. All managers at Com Hem are given the chance to take part and, depending on the seniority of their role, participate in one of our two programmes (new manager or experienced manager). Our specialists and talents are also offered development programmes that continue to build on our values, our vision, our purpose and our business goals. The programmes run for a few months up to a year and are all designed to develop and strengthen the leadership characteristics at Com Hem.

To keep up the momentum in our development work, we created a number of new activities in 2017 as a follow-up to the senior management programme to support the challenges we constantly identify in, among other things, our employee dialogues.

During 2017, we prepared three different half-day workshops for our experienced managers focusing on:

- Commitment
- Communication
- Conflict management

TOTAL WORKFORCE, END OF YEAR

	2017	Women/men (%)	2016	Women/men (%)	2015	Women/men (%)
Permanent employees	1,083	29/71	1,158	29/71	1,169	31/69
- Of whom full time	981	26/74	1,112	27/73	1,148	30/70
- Of whom part time	102	56/44	46	72/28	21	86/14
Temporary employees	13	23/77	21	33/67	9	56/44
Total	**1,096**	**29/71**	**1,179**	**29/71**	**1,178**	**31/69**

EMPLOYEE MOVEMENT

	2017	Women/men (%)	2016	Women/men (%)	2015	Women/men (%)
New recruitments during the year						
Under 30 years	127	32/68	109	28/72	120	33/67
30-50 years	80	43/57	91	33/67	89	31/69
Over 50 years	6	50/50	6	17/83	7	29/71
Total	213	37/63	206	30/70	216	32/68
New recruitment rate	19%		17%		18%	
Individuals who left during the year						
Under 30 years	131	37/63	130	35/65	105	38/62
30-50 years	150	37/63	119	38/62	100	39/61
Over 50 years	16	44/56	20	55/45	10	20/80
Total	297	37/63	269	38/62	215	38/62
Employee turnover	27%		23%		18%	

The employee turnover is in line with our industry and its customer service operations. The average age of our employees are 28-29 years.
Reduction in number of employees and increased employee turnover is mainly due to the integration of Phonera into Com Hem Group common functions during 2017.

Annual report 2017 COM HEM

Talent programme
For the past two years, Com Hem has had a special talent programme in its IT department. In cooperation with an external partner, the programme identifies and recruits young talents from within the IT sector and now also technology. The talent programme has been successful and has now been expanded to include our operations and technology organisation. The programme will continue to recruit talent during the next year. The programme participants work in development teams and are given the opportunity to work for short periods in other Com Hem departments. They are also offered external and continuous coaching by experienced Com Hem employees to establish a good start to their careers.
Future employees
In 2017, Com Hem took part in events for young academics and final-year students at a number of universities and colleges. The company was also nominated for a number of awards in employer branding in 2017. In 2017, Com Hem was again named a Career Company – an award presented annually to companies that actively focus on employee development, increased commitment and a better workplace. The company continued to successfully recruit individuals to its management trainee programme and IT talent programme.
Our employees are our most important ambassadors and Com Hem continuously evaluates key metrics, such as eNPS (employee Net Promoter Score) and pNPS (product Net Promotor Score), in its ongoing employee dialogues. eNPS developed positively between 2016 and 2017, increasing 7 points. pNPS also remains high, meaning that our employees remain willing to recommend our products and services.
Health and balance
We attach great importance to all aspects of occupational health and safety. Com Hem has been committed to employee wellbeing for many years and encourages employees to take part in healthy activities by, for example, providing wellness contributions and sponsoring specific physical activities (running and cycling in 2017). By providing occupational health services, we ensure that our employees receive prompt and qualified care and rehabilitation when required. In 2016, a project was started to analyse all dimensions of health and safety, which was completed in 2017. The following focus areas were identified and work groups were established in each area during the year to further pursue the respective area:
• Timetable and working hours
• Work environment
Training/Development
Management and control
Compensation
Information
Board of Director’s Report – Sustainability 34
Com Hem continuously follows up its health and safety work during the year, including safety inspection rounds and health and safety meetings with, for example, health and safety officers and trade union branch representatives, while an employee dialogue is conducted once a year, which focuses solely on the physical and social work environment.
Diversity
Com Hem values workplaces with extensive diversity and our recruitment base extends far beyond Sweden’s borders. We believe that Com Hem has become a more innovative and dynamic company by employing women and men of all ages, with various backgrounds and experience. Com Hem always strives to offer the same opportunities, rights and obligations to all of its employees. We ensure this, for example, by way of the terms in our collective agreement – Telekom.
Com Hem regards equal pay for equal work without salary discrimination as self-evident. We continue to conduct salary surveys in conjunction with our salary reviews to ensure that we do not have any structural salary differences between men and women. The result of the survey showed that no such differences exist in the company and the result was reported in the company’s Equality Plan 2017-2018.
In 2018, Com Hem is also participating in Womentor, a mentoring programme for increased equality. Womentor is an initiative that supports companies in the IT and telecom industry, aimed at systematically increasing the number of female managers. As part of its commitment, Com Hem has selected two employees to participate in the Womentor programme for one year: one female manager who will become a mentee and one man from the company’s management group who will serve as a mentor. Com Hem’s goal in 2017-2018 is to increase the proportion of female managers from 27% to at least 30%. We also want to increase the proportion of female candidates in our recruitment process for positions that are usually dominated by men, such as in IT. The goal is to have at least one woman in the interview process for these positions and for half of the final candidate list to comprise women. Wherever possible, Com Hem also works with anonymous CVs during the recruitment process.
GENDER DISTRIBUTION DEC
31, 2017
Women 29% Men 71%
[Graphic Appears Here]
Annual report 2017

Board of Director’s Report – Sustainability 35
EMPLOYEE INTERVIEW
A COMPANY WITH A STRONG
PURPOSE AND CLEAR VALUES
Com Hem wants to unleash the power for the best possible digital quality of life in Sweden. We also want our employees to have the opportunity to unleash the power of their full potential. That is why we exist. And we do it by living our values, “Proactive, Personal and Reliable”.
The annual award “Ĺrets Kraftknippe” (employee of the year) goes to the one who best delivers on our values. All Com Hem employees are invited to vote. No jury, no management team, no lottery. This year the award went to Carolina Eggertsson.
It is easy to get involved with her enthusiasm. Even things that are not so fun at work are delivered with a smile. Can everything really be so great, you wonder?
“Basically, I enjoy what I’m doing. As a result, it’s easier for me to do a good job.” An advertising agency. An event agency. A PR agency. And some other things. That’s what Carolina Eggertsson did before joining Com Hem and the Marketing Department. Or with Com Hem words; Project Manager in the Brand Experience team responsible for all communication with landlords. This means that she has daily contact with agencies in the industry she used to work in, has the responsibility for fairs, for Com Hem Magazine, for newsletters and for a lot of other events at Com Hem.
She joined Com Hem in the fall of 2016. Just over a year later she is awarded the employee award of the Year. That is fast moving, to say the least. When asked why, she stops and thinks little.
“If I have to choose, I’m Proactive and Reliable, but I’m probably most Personal with my colleagues. If we feel good and laugh together, we become more creative which makes it easier to deliver good things. I like to do things quickly, strive to simplify things and steer things up so that we can move on. Just because you have fun at work, you do not have to be slow. I get a bit of a kick from delivering good things quickly, and I have high demands both on myself and on my environment. And it seems that my colleagues appreciate it.
“Ĺrets Kraftknippe” is awarded in December each year, with the entire company present. It’s the most
Cristina Bueno—Product TV, Carolina Eggertsson—Marketing, Ahmed Omar – Sales and Daniel Bryntesson – Network planning.
prestigious of four prizes awarded. None of the prize winners know about the awards in advance.
“It was super cool. Of course one can understand it is a great feeling to get a recognition like this, but there are so many talented people at Com Hem.” You seem to feel at home, even at work. Com Hem seems to be a fun place. Your colleagues appreciate you. Is there anything that could be better?
“But of course. A fairly simple thing would be to pay more attention to all those who do a great job behind the scenes, and there are many.” Everything can always get better. This year’s Kraft-knippe has spoken.
Annual report 2017

Board of Director's Report – Sustainability 36

ENVIRONMENT



Com Hem has worked continuously with environmental issues for many years. The ongoing digitalisation of society is creating opportunities for economic growth without a negative environmental impact and Com Hem strives to contribute to this transformation. We do so by constantly developing and simplifying environmentally effective communications solutions, but also by economising on resources and managing our waste in the best possible way.

Com Hem's environmental work is based on our Code of Conduct, of which the environment is a key part. We believe that digitalisation can create opportunities for reduced environmental impact, and we work actively to reduce our own energy consumption and recycling of e-waste. Com Hem also uses an environmentally aware procurement method (described in the section on purchasing procedures on page 31). When making investments and choosing suppliers, environmental aspects are taken into consideration to reduce the use of materials and resources. In its CPE procurements in 2017, Com Hem ensured that the occurrence of bromide, chlorine and phosphor compounds was minimised.

Energy consumption (MWh)	2017	2016	2015
Electricity inside the organization	7,960	7,810	7,500
District heating	787	810	840
District cooling	2,798	2,820	2,740
Electricity for outsourced data centers	641	630	550
Electricity for IT infrastructure	4,125	4,130	3,750
Total	**16,311**	**16,200**	**15,380**
Share renewables	98%	90%	66%

The table shows the electricity, district heating and cooling from Com Hem's offices and data centres as well as the energy consumption from outsourced data centres and IT infrastructure.

Energy consumption from products (MWh)	2017	2016
Set-top-boxes	50,280	53,880
Routers	81,210	-
Total	**131,490**	**53,880**

The table shows the estimated electricity consumption from our customers use of all set-top-boxes and routers.

Smart cities
Our work on smart cities was intensified during the autumn, and we will present our view of smart cities based on smart properties in spring 2018. A key product launch for smarter properties is the Com Hem Smart app, which was launched at the beginning of 2018. With this app, landlords and residents have the possibility to, among other things, book shared resources, distribute information, report faults and control their energy consumption.

Energy
Part of our ongoing work is to actively support a reduction in environmental impact in terms of energy consumption in the production of our products and services. For example, Com Hem has signed an agreement with Fortum Öppen Fjärrvärme® to reuse surplus heat from data centres for the district heating network. In 2017, a new electricity agreement came into force with a new supplier of renewable energy. As a result of this, 100% of the electricity that Com Hem purchases directly is renewable.

Recycling and e-waste
Com Hem is committed to ensuring that used network materials, routers and set-top boxes are collected and recycled in the right way. For this purpose, we have established a partnership with Kuusakoski for the recycling of e-waste, and are affiliated with El-Kretsen for the recycling of obsolete consumer electronics. During 2017, Com Hem initiated a major effort for the reuse of CPE within the operation to reduce the need for new purchases of equipment, thus reducing energy and resource consumption in the manufacturing process. This initiative will achieve full effect in 2018.

Annual report 2017

COM HEM

Financial statements 37
CONSOLIDATED INCOME STATEMENT
Jan 1—Dec 31 Jan 1—Dec 31 SEKm Note 2017 2016
Total revenue 3 7,136 5,665 Cost of services sold -4,039 -2,964
Gross profit 3,097 2,701
Selling expenses -1,867 -1,557 Administrative expenses -330 -305 Other operating income 5 34 42 Other operating expenses 6 -22 -30
Operating profit 7, 8, 9, 25, 26 912 851
FINANCIAL INCOME AND EXPENSES
Financial income 3 3 Financial expenses -322 -443
Net financial income and expenses 10 -319 -440
Result after financial items 593 411
Income taxes 11 -132 -94
Net result for the year 461 317
EARNINGS PER SHARE 32
Basic earnings per share (SEK) 2.55 1.66 Diluted earnings per share (SEK) 2.53 1.66
CONSOLIDATED
STATEMENT OF COMPREHENSIVE INCOME
Jan 1—Dec 31 Jan 1—Dec 31 SEKm 2017 2016 Net result for the year 461 317
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to net profit or loss
Revaluation of defined-benefit pension obligations -4 -59 Tax on items that will not be reclassified to profit or loss 1 13
Other comprehensive income for the year, net of tax -3 -46 Comprehensive income for the year 458 271
Annual Report 2017

Financial statements 38
CONSOLIDATED BALANCE SHEET
SEKm Note Dec 31 2017 Dec 31 2016 ASSETS
Non-current assets
Intangible assets 12 16,014 16,765 Property, plant and equipment 13 1,493 1,564
Total non-current assets 17,508 18,329
Current assets
Inventories 14 44 48 Trade receivables 15, 24 197 159 Prepaid expenses and accrued income 16, 24 252 206 Other receivables 24 25 44 Cash and cash equivalents 17, 24, 25 590 470
Total current assets 1,108 927
Total assets 18,616 19,256
EQUITY AND LIABILITIES
Equity 18
Share capital 207 209 Other paid-in capital 6,429 8,009 Retained earnings incl. net result for the year -2,256 -2,717
Total equity 4,380 5,501
Non-current liabilities
Non-current interest-bearing liabilities 19, 24, 25, 33 10,104 10,180 Pension provisions 20 229 244 Other provisions 21 97 140 Deferred tax liabilities 11 755 624
Total non-current liabilities 11,185 11,188
Current liabilities
Current interest-bearing liabilities 19, 24, 25, 33 903 517 Trade payables 24 539 566 Other current liabilities 22, 24 137 148 Accrued expenses and prepaid income 23,24 1,425 1,307 Current provisions 21 49 29
Total current liabilities 3,052 2,567
Total equity and liabilities 18,616 19,256
Annual Report 2017

Financial statements 39

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Equity attributable to Parent Company shareholders

SEKm	Share capital	Other paid-in capital	Retained earnings incl. net result for the year	Total equity
Opening equity, Jan 1 2017	**209**	**8,009**	**-2,717**	**5,501**
Reduction of share capital	-8	-	8	-
Bonus issue	6	-	-6	-
COMPREHENSIVE INCOME FOR THE YEAR				
Net result for the year	-	-	461	461
Other comprehensive income for the year	-	-	-3	-3
Comprehensive income for the year	**-**	**-**	**458**	**458**
Contributions from and value transfers to owners				
Repurchase of shares	-	-770	-	-770
Dividend	-	-725	-	-725
Repurchase of warrants	-	-94	-	-94
Share-based remuneration	-	9	-	9
Total transactions with Group's owners	**-**	**-1,579**	**-**	**-1,579**
Closing equity, Dec 31 2017	**207**	**6,429**	**-2,256**	**4,380**

SEKm	Share capital	Other paid-in capital	Retained earnings incl. net result for the year	Total equity
Opening equity, Jan 1 2016	**213**	**9,182**	**-2,992**	**6,403**
Reduction of share capital	-18	-	18	-
Bonus issue	14	-	-14	-
COMPREHENSIVE INCOME FOR THE YEAR				
Net result for the year	-	-	317	317
Other comprehensive income for the year	-	-	-46	-46
Comprehensive income for the year	**-**	**-**	**271**	**271**
Contributions from and value transfers to owners				
Repurchase of shares	-	-888	-	-888
Dividend	-	-289	-	-289
Share-based remuneration	-	4	-	4
Total transactions with Group's owners	**-**	**-1,173**	**-**	**-1,173**
Closing equity, Dec 31 2016	**209**	**8,009**	**-2,717**	**5,501**

Annual Report 2017

COM HEM

Financial statements 40
CONSOLIDATED
STATEMENT OF CASH FLOWS
Jan 1—Dec 31 Jan 1—Dec 31 SEKm Note 2017 2016 Operating
activities
Result after financial items 593 411 Adjustment for items not included in cash flow 33 2,011 1,757 Income taxes paid -31 -
Cash flow from operating activities before changes in working capital 33 2,572 2,168
Change in working capital
Increase(–)/decrease(+) in inventories 4 -3 Increase(–)/decrease(+) in current receivables -65 62 Increase(+)/decrease(–) in current liabilities 45 -11
Cash flow from operating activities 2,557 2,216
Investing activities
Acquisition of subsidiaries 4—-1,375 Acquisition of non-current intangible assets -502 -396 Acquisition of property, plant and equipment -636 -497 Sales of property, plant and equipment 5 2
Cash flow from investing activities -1,134 -2,266
Financing activities
Repurchase of shares -764 -894 Repurchase of warrants -94 -Dividend -725 -289 Borrowings 3,050 6,600 Amortisation of borrowings -2,767 -5,578 Payment of borrowing costs, including discounts -4 -63
Cash flow from financing activities -1,303 -224
Net change in cash and cash equivalents 120 -274 Cash and cash equivalents at beginning of year 470 743 Cash and cash equivalents at year-end 590 470
Annual Report 2017

Notes 41
NOTES TO THE GROUP´S FINANCIAL STATEMENTS
NOTE 1    ACCOUNTING POLICIES
COMPLIANCE WITH STANDARDS AND LEGISLATION
The Consolidated Accounts have been prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and interpretations from the IFRS Interpretations Committee as endorsed by the EU. Additionally, the Swedish Financial Reporting Board’s (RFR) standard RFR 1 Supplementary Accounting Rules for Groups has been applied.
The Parent Company applies the same accounting principles as the Group except in the cases stated in note A1 in the Parent Company’s financial statements. The differences between the policies applied by the Parent Company and those applied by the Group are due to restrictions in the Parent Company’s ability to apply IFRS as a consequence of the Swedish Annual Accounts Act, the Swedish Pension Obligations Vesting Act, and taking account of the link between accounting and taxation.
These annual accounts and consolidated accounts were authorised for issue by the Board of Directors and CEO on February 19, 2018. The consolidated statement of comprehensive income and other comprehensive income and statement of financial position, and the Parent Company’s income statement and balance sheet are subject to the approval of the AGM on March 21, 2018.
ASSUMPTIONS IN PREPARING THE PARENT COMPANY AND CONSOLIDATED FINANCIAL STATEMENTS
The Parent Company’s functional currency is the Swedish krona (SEK), which is also the presentation currency of the Parent Company and the Group. This means that the financial statements are presented in SEK. Unless otherwise stated, all amounts are rounded to the nearest million. Assets and liabilities are recognised at historical cost, except for certain financial assets and liabilities that are measured at fair value. Financial assets and liabilities measured at fair value consist of derivative instruments at fair value through profit and loss.
Adjustments
Certain financial information and other amounts and percentages presented in this report have been rounded and therefore the tables may not tally. The abbreviation “n/m” (“not meaningful”) is used in this report if the information is not relevant.
ESTIMATES AND JUDGMENTS IN THE FINANCIAL STATEMENTS
Preparing the financial statements in accordance with IFRS requires management to make estimates and judgments, and assumptions that affect the application of the accounting policies and the recognised amounts of assets, liabilities, income and expenses. Estimates and assumptions are based on historical experience and various other factors considered reasonable under current circumstances. The result of these estimates and assumptions are then used to assess the carrying amounts of assets and liabilities that are not otherwise clearly evident from other sources. Actual results may differ from these estimates and judgments.
Estimates and assumptions are reviewed on a periodic basis. Changes in estimates are recognised in the accounts for the period in which the change is made if the change only affects that period, or in the period the change is made and in later periods if the change affects current and future periods.
The Group’s accounting policies have been consistently applied to all periods presented in these financial statements and when consolidating the Parent Company and subsidiaries.
Impairment testing of goodwill
In accordance with IFRS, goodwill is not amortised but instead tested for impairment annually or when there is an indication of impairment. This is done by determining the recoverable amounts of cash generating units to which goodwill is allocated by calculating the value in use. When calculating value in use, future cash flows are discounted, which includes assumptions of future circumstances. The test for the financial year showed no indication of impairment since the calculated recoverable amount exceeded the total carrying amount at the end of 2017. In the opinion of Management and the Board, no reasonably possible changes to the relevant key assumptions listed would reduce the recoverable amount to a value that is lower than the carrying amount. A more detailed account is given in Note 12, which also states the two cash generating units carrying amount for goodwill of SEK 11,321m.
CHANGES IN ACCOUNTING POLICIES DUE TO NEW OR AMENDED IFRS
New and revised standards and interpretative statements applicable from
1 January 2017, have not resulted in any material effects on the financial statements.
The Group applied IAS 7 Statement of Cash Flows from January 1, 2016 which is an early adoption due to the implementation requirement was applicable for financial year commencing January 1, 2017. The purpose of the new amendment is that dislosures shall be presented related to changes of liabilities that according to IAS 7 are assignable to financing activities. IAS 7 requires presentation of changes both affecting cash flow and changes not affecting cash flow. The change of liabilities shall be divided into cash flow related to borrowings and amortisation, changes linked to disposals and acquisitions of subsidiaries, exchange rates differences, change in revaluation of fair value and other changes. These disclosures can be presented as an analyse of the opening and closing balances of the liabilities. If these disclosures are presented in combination with for example changes of net debt disclousures shall be presented concerning changes of the liabilities that are related to the financing activities in accordance with IAS 7, separately from changes of other assets and liabilities that are part of the net debt.
NEW AND AMENDED IFRS NOT YET APPLIED
A number of new or amended IFRS will take effect in the coming financial year and have not been early adopted when preparing these financial statements.
IFRS 9 Financial instruments will replace IAS 39 Financial instruments: Recognition and measurement from 2018. The Group will not apply IFRS 9 in advance. IFRS 9 contains new requirements for the classification and measurement of financial instruments, introducing an impairment model that are based on expected credit losses instead of losses occurred, and changes of principles for hedge accounting with the purpose among other things as simplification and increasing the consistency with company’s internal risk management strategy.
The new impairment model will result in credit losses mainly in connection to earlier collection of accounts and other receivables. The provision will be made for all receivables (not only ones that objectively indicate need for impairment) corresponding to credit losses expected to occur within the remaining binding period.
The Group has investigated which impact the implementation of the standard will have on the Group’s accounting principles. IFRS 9 will be applied from 2018 and will be prospectively applied from January 1, 2018, which will result in an increase of the credit loss allowance of SEK 2m. IFRS 9 will also entail more extensive disclosure requirements, especially for hedge accounting, credit risks and credit losses.
IFRS 15 Revenue from Contracts with Customers replaces all existing revenue recognition guidance from 2018, such as IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. Under IFRS 15, revenue is recognised when a customer obtains control of the goods or service which differs from existing basis of transferring of risks and rewards. IFRS 15 implements new ways to determine how and when revenue shall be recognised, which means new ways of thinking compared to how revenue is recognised at the moment.
IFRS 15 demands significantly extended disclosure requirements such as information about disaggregation of revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Group has completed an assessment of the implementation of IFRS 15 where the Group’s actual revenue recognition and the different offerings and packages to customers have been analysed and compared to the revenue model in IFRS 15. After the per-
Annual Report 2017

formed analys the conclusion is that this standard will not have any impact on the Group’s revenue recognition excepts from more extensive disclosure requirements.The financial impact is SEK 0.
IFRS 16 Leases mostly affects lessees and the central effect is that all leasing agreements that today are accounted for as operating lease agreements shall be accounted for in a similair way as financial lease agreeements provided that they meet the requirements to be reported as a lease in accordance with IFRS 16. This means that also for operating leases, that meet the requirements to be reported as a lease, an asset and liability will have to be recognised, including recognition of depreciation, amortisation and interest, in comparison with today when there is no recognition for a leased asset and related liability, and the rental expense recognised as a straight-line expense. IFRS 16 will apply to financial years commencing January 1, 2019 or later.
The Group will as a lessee be affected by the implementation of IFRS 16. A scrutinisation of the aggrements that may be affected by the implementation has begun but it’s to early to draw any conclusions. The disclosures related to operating leases in Note 26 gives an indication of the nature and extent of the existing agreements.
Other published standards with effect from 2018 or later are not expected to have any significant impact on the Group’s accounts, with the exception of extended disclosure requirements.
OPERATING SEGMENTS
An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses and the operating results are reviewed regularly by the chief operating decision maker, to make decisions about allocation of resources to the operating segments and also to assess their performance and for which financial information is available. See note 2 for additional information about operating segments.
CLASSIFICATIONS, ETC.
Non-current assets primarily comprise amounts that are expected to be recovered or settled subsequent to 12 months from the reporting date while current assets and short-term liabilities primarily comprise amounts expected to be recovered or settled within 12 months of the reporting date. Long-term liabilities consists primarily of amounts that the company as of the reporting period have an unconditional right to choose to pay more than twelve months after the reporting period. If the company has not such a right at the end of the reporting period—or if the liability is held for trading or the liability is expected to be settled within the normal operating cycle—the liability is reported as a current liability.
CONSOLIDATION POLICIES AND BUSINESS COMBINATIONS Subsidiaries
Subsidiaries are companies over which Com Hem Holding AB has a controlling influence. Controlling influence exists if Com Hem Holding AB has control over an investment object, is exposed or entitled to variable returns on its involvement and can exercise its control of the investment to influence the size of return. In determining whether one company has control over another, potential shares with an entitlement to vote and whether de facto control exists are taken into account. Subsidiaries are recognised in accordance with the acquisition method. The method entails acquisitions of subsidiaries being viewed as transactions through which the Group indirectly acquires the subsidiary’s assets and assumes its liabilities. The fair value of acquired identifiable assets and liabilities assumed and any identified non-controlling interests as of the acquisition date are determined in the acquisition analysis. Transaction expenses, except for those related to the associated issue of equity instruments or debt instruments, are recognised directly in profit or loss for the year.
For business combinations in which payment is transferred, if any non-controlling interests and fair value of previously owned participations (in the event of step acquisitions) exceed the fair value of the acquired assets and assumed liabilities that are recognised separately, the difference is recognised as goodwill. When the difference is negative, what is known as a bargain purchase, this is recognised directly in profit or loss for the year.
Payments made in conjunction with the acquisition do not include payments relating to the settlement of previous business relationships. This type of settlement is recognised in profit or loss. A subsidiary’s financial statements are consolidated from the acquisition date until the date that control ceases.
Transactions eliminated on consolidation
Intragroup receivables, liabilities, income and expenses and unrealised gains or losses arising from intragroup transactions between Group companies are eliminated when the consolidated financial statements are prepared.
Notes 42
FOREIGN CURRENCY
Transactions denominated in foreign currencies
Transactions in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Functional currency is the currency in the primary economic environments in which the company operates. Foreign currency monetary assets and liabilities are translated into the functional currency at the respective exchange rate applicable at the reporting date. Exchange rate differences arising from these translations are recognised in profit or loss for the year. Non-monetary assets and liabilities stated at historical acquisition cost are translated at the exchange rate applicable at the time of transaction. Exchange rate differences arising from these translations are recognised in profit or loss. Exchange rate differences on operating receivables and liabilities are included in operating income and differences in financial receivables and liabilities are included in financial items. The Group uses currency forward contracts to reduce its exposure to fluctuations in various exchange rates. Currency forward contracts are recorded at fair value at the reporting date.
REVENUE
Revenue is recognised when it is likely that future economic benefits will flow to the company, and these benefits can be reliably measured. Revenue only includes the gross inflows of economic benefits received or receivable by the company on its own account.
The company’s total revenue consists primarily of services to Consumers (digital TV, broadband and fixed telephony), B2B (broadband and telephony) and network operator(basic television services and revenue from communication operator services). Billing of consumers and business customers mainly takes place monthly in advance. Revenue from landlords relating to periodic charges for basic television services are invoiced largely quarterly in advance and recognised as they are utilised.
Revenue from sales of hardware that are not directly linked to a subscription is recognised when the significant risks and rewards have been transferred to the customer, i.e. normally at the time of delivery.
Start-up fees, activation fees and other one-time fees are recognised at the time of sale when the fee relates to costs incurred when a customer signs an agreement. If one-time fees exceed the costs incurred when a customer signs an agreement, the excess amount is distributed over the duration of the subscription.
Revenue is recognised at the fair value of the consideration received or receivable, net of any discounts given.
OPERATING COSTS Operating expenses
Operating expenses are classified according to function, as described below. Depreciation, amortisation and personnel costs are stated by function.
Cost of services sold
Cost of services sold refer to broadcaster costs, transmission costs, costs for fibre and ducting, call charges for telephony, internet capacity, maintenance and service and other cost of services sold. Personnel costs related to field service and other parts of the organisation are also included. Cost of services sold includes depreciation and amortisation of non-current assets.
Selling expenses
Selling expenses relate to costs for sales, products and marketing. This cost structure includes costs for customer service, advertising, telemarketing, sales commissions, bad debt losses and other sales-related costs. Personnel costs pertaining to sales, products and marketing are included in selling expenses. Selling expenses include depreciation and amortisation of non-current assets.
Administrative expenses
Administrative expenses refer to costs for such support functions as purchasing, accounting and other joint support functions as well as costs for leased office space. Administrative expenses include depreciation and amortisation of non-current assets.
OTHER OPERATING INCOME
Other operating income includes exchange rate gains and recovered, previously written-off bad debt losses and insurance compensation etc.
OTHER OPERATING COSTS
Other operating costs include exchange rate losses, disposal of intangible assets and property, plant and equipment, and transaction expenses in conjunction with business combinations etc.
Annual Report 2017

LEASING Operating leases
Expenses for operating leases are recognised in profit or loss for the year on a straight-line basis over the lease term. Benefits received in conjunction with signing an agreement are recognised in profit or loss for the year as a reduction in lease payments on a straight-line basis over the term of the lease. Variable expenses are expensed in the periods they arise.
Finance leases
Minimum lease payments are allocated between interest expense and repayment of the outstanding liability. Interest expenses are allocated over the lease term so that each reporting period is charged with an amount corresponding to a fixed interest rate for the liability recognised in the relevant period. Variable expenses are expensed in the periods they arise.
FINANCIAL INCOME AND EXPENSES
Financial income and expenses comprise interest income on bank balances and receivables, dividend income, exchange rate differences and interest expenses on borrowings.
Interest income on receivables, and interest expenses on liabilities are calculated using the effective interest method. The effective interest rate is the rate at which the present value of all estimated future receipts and payments during the anticipated fixed-interest period is equal to the carrying amount of the receivable or liability. Interest expenses include allocated amounts of issue expenses and similar direct transaction expenses to raise borrowings.
FINANCIAL INSTRUMENTS
Financial instruments recognised in the balance sheet include primarly cash and cash equivalents, trade receivables, loans receivable, accrued revenue and derivatives on the asset side. The liabilities side includes primarly trade payables, borrowings, accrued expenses and derivatives. Financial instruments that are not derivatives are initially recognised at cost corresponding to the fair value of the instrument plus transaction costs for all financial instruments, except those in the category of financial assets and liabilities at fair value through profit or loss, which are measured at fair value excluding transaction costs. The classification of a financial instrument determines how it is measured after initial recognition as described below.
A financial asset or financial liability is recognised in the balance sheet when the company becomes a party to the contractual provisions of the instrument. A receivable is recognised when the company has performed and a contractual obligation exists for the counterparty to pay, even if the invoice has not been sent. Trade receivables are recognised in the balance sheet when an invoice is sent. Liabilities are recognised when the counter-party has performed under the agreement and the company is contractually obliged to settle the obligation, even if the invoice has not yet been received. Trade payables are recognised when an invoice is received.
A financial asset is derecognised when the contracted rights are realised, expire, or when control of the contractual rights is lost. This also applies to a portion of a financial asset. A financial liability is derecognised when the contracted commitment is discharged, or otherwise expires. This also applies to a portion of a financial liability.
A financial asset and a financial liability are offset and recognised at a net amount in the balance sheet only when there is a legal right to offset the amount and there is an intention to settle the items with a net amount or simultaneously realise the asset and settle the liability.
Acquisitions and divestments of financial assets are recognised on the transaction date, which is the date the company undertakes to purchase or sell the asset.
The company evaluates whether there are objective indications that a financial asset or group of financial assets is impaired at each reporting date.
For measurement purposes, financial instruments are allocated to categories pursuant to IAS 39. The category an asset or liability belongs to depends on the purpose of the holding and is determined on initial recognition.
The categories are as follows:
- Financial assets at fair value through profit or loss
This category comprises two sub-groups: held-for-trading financial assets and other financial assets that the company has initially chosen to classify in this category (according to the Fair Value Option). Financial instruments in this category are measured at fair value on an ongoing basis, with any changes in value recognised in profit or loss. Derivatives with positive fair value are included in the first sub-group.
- Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in active markets. The receivables
Annual Report 2017
Notes 43
arise when the company supplies funds, goods and services directly to the borrower. This category also includes acquired receivables. Assets in this category are measured at amortised cost. Amortised cost is determined using the effective interest rate calculated on the date of acquisition. Trade receivables are recognised at the amount expected to be received, which is after deduction for doubtful debt.
- Financial liabilities at fair value through profit or loss
This category consists of two sub-categories, financial liabilities held for trading, and other financial liabilities that the company has chosen to recognise in this category (the Fair Value Option). For further information see above under ‘‘Financial assets at fair value through profit or loss.” Derivatives with negative fair value are included in the first category. Changes in fair value are recognised in net result for the year.
- Other financial liabilities
Financial liabilities not held for trading are measured at amortised cost. Am-ortised cost is determined using the effective interest rate calculated when the liability was assumed. This means that surplus and deficit values as well as other direct issue costs are allocated over the term of the liability.
Cash and cash equivalents
Cash and cash equivalents consist of cash funds and immediately available balances with banks and corresponding institutions.
Derivatives
Derivative instruments comprise forward contracts utilised to hedge risks of exchange rate fluctuations.
Derivative instruments are initially recognised at fair value, meaning that transaction expenses are charged to net profit for the period. After initial recognition, derivative instruments are accounted for as described below. Hedge accounting is not applied. Increases or decreases in the value of derivatives are recognised as income or expenses in operating income or in net financial income and expenses based on the purpose of the use of the derivative instrument and whether such use relates to an operating item or a financial item.
Foreign currency receivables and liabilities
Currency forward contracts are used to hedge assets or liabilities against exchange-rate risk. The hedged item is recognised at the price on the reporting date and the hedging instrument is measured at fair value, with changes in value recognised in profit or loss for the year as exchange-rate differences. Changes in value of derivatives related to trade receivables and liabilities are recognised in operating income, while changes in value of derivatives related to financial receivables and liabilities are recognised in net financial income and expenses.
Impairment of financial assets
At each reporting date, the company evaluates whether there is objective evidence that a financial asset or group of assets is impaired. Objective evidence consists of observable circumstances that have occurred and have a negative impact on the prospects of recovering the cost.
The recoverable value of assets in the loans and receivables categories, which are recognised at amortised cost, is calculated as the present value of future cash flows discounted by the effective interest rate that applied on the asset’s initial recognition. Assets with a short maturity are not discounted. Impairment losses are recognised as an expense in profit or loss for the year. Trade receivables are classified as doubtful from a collective assessment based on age and potential recovery attempts via debt collection agencies.
Reversal of impairment
Impairment losses for loans and receivables that are measured at amortised cost are reversed if a later increase in the recoverable amount can be objectively attributed to an event that occurred after the impairment loss was recognised.
INTANGIBLE ASSETS
Intangible assets are recognised only when the asset is identifiable, there is control over the asset and it is expected to generate future economic benefits.
Goodwill
Goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment.
Acquisition costs for subscriptions
Acquisition costs for subscriptions are recognised as intangible assets, and consist of sales commissions and reseller subsidies for set-top boxes that arise in conjunction with a customer entering a fixed-term agreement for at least 12 months. The condition is that the commission or subsidy can be linked to an individual customer agreement.
Other intangible assets
Other intangible assets that the Group acquires are measured at cost less accumulated amortisation and impairment losses.
Subsequent costs
Subsequent costs for capitalised intangible assets are recognised as assets in the balance sheet only when they increase the future economic benefits of the specific asset to which they relate. All other costs are expensed as incurred.
Amortisation policies
Amortisation is recognised in profit or loss for the year on a straight-line basis over the estimated useful lives of intangible assets. Goodwill is tested annually for impairment, or whenever there is an indication that the asset’s value may be impaired. Intangible assets with finite useful lives are amor-tised from the date that they are available for use.
Estimated useful lives
Customer relationships 5–18 years Other
- Capitalised development expenses 3–5 years
- Licenses 3–5 years
- Acquisition costs for subscriptions 1–2 years
- Other intangible assets 3–20 years
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recognised in the Group at cost less accumulated depreciation and any impairment losses. Cost includes the purchase price and expenses directly attributable to bringing the asset to the location and in the condition for use pursuant to the purpose of the acquisition. Borrowing costs that relate directly to the purchase, construction or production of assets that take significant time to complete for intended use or sale are included in cost. The accounting policies for impairment are described below.
Property, plant and equipment that comprise components with varying useful lives are considered separate components of property, plant and equipment.
The carrying amount of an item of property, plant and equipment is derec-ognised upon disposal or divestment, or when no future economic benefits are expected from its use, disposal or divestment. Gains or losses that arise from the disposal or divestment of an asset comprise the difference between the selling price and the asset’s carrying amount less direct selling expenses. Gains and losses are recognised as other operating income or other operating expenses.
Subsequent costs
Subsequent costs are only added to the cost base if it is likely that the future economic benefits associated with the asset will flow to the company, and the cost can be estimated reliably. All other subsequent costs are recognised as expense in the period they arise. Whether a charge relates to the exchange of identified components, or parts thereof, is decisive to the judgment of whether an additional charge is added to costs, whereupon such charges are capitalised. Even in cases where new components are constructed, the expense is added to the cost. Potential undepreciated carrying amounts of exchanged components, or parts of components, are retired and expensed in conjunction with their replacement. Repairs are expensed when incurred.
Depreciation policies
Depreciation takes place on a straight-line basis over the estimated useful life of the asset. Component depreciation is applied, which means that the estimated useful lives of components form the basis for depreciation.
Notes 44
Estimated useful lives
Machinery, equipment 3-5 years Computers 3 years Production facilities
- Backbone network 10 years
- Equipment in switching centres 5 years
- Residential network 5 years
- PlayOut (transmission stations for television) 3-5 years
- Telephony equipment 5 years Customer equipment
- Modems 3 years
- Set-top-boxes 3–5 years
Capitalised conversion expenses on rented premises are amortised over the lease term including a supplement for exercise of extension options. The residual value, depreciation method and useful life of assets are reviewed annually.
INVENTORIES
Inventories mainly comprise equipment for upgrading the Group’s network and hardware for sale. Inventories are measured to the lower of cost and net realisable value.
The cost of inventories is calculated using the first in first out (FIFO) formula, and includes costs incurred when acquiring the inventory items and bringing them to their current place in their present condition.
IMPAIRMENT
The Group’s recognised assets are reviewed at each reporting date to decide whether there is an indication of impairment. IAS 36 is applied for the impairment of assets other than financial assets (which are recognised according to IAS 39), inventories, plan assets used for financing employee benefits and deferred tax assets. For assets exempt from the above, the carrying amounts are reviewed according to the relevant standard.
An impairment loss is recognised when an asset’s or cash-generating unit’s (group of units) carrying amount exceeds the recoverable amount. Impairment losses are recognised as an expense in profit or loss for the year. When an impairment is identified for a cash-generating unit (group of units), the impairment loss is primarily assigned to goodwill. After this, a proportional impairment of all other assets included in the unit (group of units) is implemented.
The recoverable amount is the higher of fair value less selling expenses and value in use. When calculating the value in use, future cash flows are discounted using a discount factor that considers the risk-free interest rate and the risk associated with the specific asset.
Reversal of impairment
An impairment of assets included in the application segment of IAS 36 is reversed if there is both an indication that the impairment no longer exists, and that the assumptions forming the basis of the calculation of the recoverable amount have changed. However, goodwill impairment is never reversed. Reversals are only conducted to the extent that the asset’s carrying amount after reversal does not exceed the carrying amount that would have been recognised, less depreciation or amortisation where relevant, if no impairment was applied. Impairment losses on loans and receivables recognised at amortised cost are reversed if the previous reasons for impairment no longer exist, and full payment is expected from the customer.
EARNINGS PER SHARE
The calculation of earnings per share is based on consolidated net profit or loss attributable to owners of the Parent Company, and on the weighted average number of shares outstanding during the year. When calculating earnings per share after dilution, the average number of shares is adjusted for the effects of dilutive potential ordinary shares. Potential ordinary shares comprise of outstanding warrants and shares attributable to the Group´s share-savings incentive programmes. For more information, see Note 32 Earnings per share.
Annual Report 2017

EMPLOYEE BENEFITS
Defined-contribution pension plans
In defined-contribution plans, the company pays fixed fees to a separate legal entity and has no obligation to pay additional fees. In such cases, the size of an employee’s pension depends on the fees paid by the company into the plan or to an insurance company and the return on capital generated by the fees. Consequently, it is the employee who bears the actuarial risk (of the compensation being lower than expected) and the investment risk (of the invested assets being insufficient to generate the expected compensation). The costs are charged to Group income as earnings are generated.
Defined-benefit plans
In the Group, the pension expense and pension commitment for defined-benefit pension plans are computed using the “Projected Unit Credit Method” individually for each plan. This method allocates the expense for pensions as employees render services for the company that increase their entitlement to future benefits. The plan was closed for new entries from February 2017, thereafter premiums are paid to Alecta and accounted for in accordance with UFR 10. The company’s obligation is computed annually by independent actuaries. The obligation consists of the present value of expected future disbursements. The discount rate used are determined with support from external actuaries. As guideline the interest rate for mortgage covered bonds with a maturity that will equal the average maturity of the obligation is used. The most important actuarial assumptions are described in Note 20. The net of the estimated present value of the commitments and fair value of the plan assets is recognised in the balance sheet as a provision, adjusted for any asset ceilings. Special employer’s contributions form part of the actuarial assumptions and are thus recognised as part of the net commitment/asset.
The defined-benefit pension plans may be funded (partly or wholly) and non-funded. In the funded plans, assets have been separated in a pension trust. These plan assets may only be used to pay benefits under pension agreements.
Net interest expense/income on the defined-benefit commitment/asset is recognised in profit or loss for the year under net financial income and expenses. Net interest income is based on the interest generated by discounting the net commitment, meaning the interest on the commitment, plan assets and the effect of any asset ceilings. Other components are recognised in operating income.
Revaluation effects comprise actuarial gains and losses, the difference between the actual return on associated plan assets and interest recognised in net interest income and any changes in the effects of asset ceilings (excluding interest recognised in net interest income). Revaluation effects are recognised in other comprehensive income.
When the calculation results in an asset for the Group, the carrying amount of the asset is limited to the lower of the pension plan surplus and the asset ceiling calculated using the discount rate. The asset ceiling comprises the present value of the future economic benefits in the form of reduced future contributions or a cash refund. When calculating the present value of future reimbursements or payments, any minimum funding requirements are taken into account.
Commitments for family pensions for salaried employees are secured through insurance with Alecta. Pursuant to statement UFR 10 from the Swed-ish Financial Reporting Board, this is a defined-benefit multiemployer plan. For the 2017 financial year, the company does not have access to such information that would enable it to recognise the plan as a defined-benefit plan.
Termination of employment remuneration
An expense for remuneration in connection with termination of employees are recognised at the earliest when the company can no longer withdraw the offer to the employees or the company reported restructuring expenses. The benefits expected to be settled after twelve months are recognised at their present value. Benefits that are not expected to be settled wholly within twelve months are recognised as long-term benefits.
Short-term remuneration
Short-term remuneration to employees is calculated without discounting and recognised as an expense when the related services are received.
Share-savings incentive programme
The share-savings incentive programme is an equity-settled arrangement and allocated over the vesting period with recognition as personnel costs, and with corresponding recognition directly in equity. The programme provides opportunities to receive matching and performance shares. Recognised cost is based on fair value of the share rights at the start of the programme. The value of performance shares that depends on the condition for Total Shareholder Return (TSR) is adjusted for the valuation effect of this
Annual Report 2017
Notes 45
condition. The recognised cost of the share rights is continuously adjusted to the number expected to be, and that is ultimately, earned, with respect to fulfillment of the employment condition, and to the cash-flow conditions for the relevant performance share rights. The corresponding continuous adjustment is not made with regard to fulfillment of the TSR condition. For more information about share savings-incentive programmes (LTIP 2015, 2016 and 2017), see Note 7 Employees and personnel expenses.
For social fees payable on the value of the shares earned by programmes participants, cost and provision is allocated across the vesting period. Recognised cost and provision is based on fair value of the share rights at each reporting date.
Personnel information
The Swedish Annual Accounts Act requires more information than IFRS, including information about the gender composition of the Board and management. Information about the gender composition reflects the situation on the reporting date. “Members of the Board” refers to AGM-elected Board members of the Parent Company. Executive Management for 2017 refers to the positions specified in note 7.
PROVISIONS
A provision differs from other liabilities in that there is uncertainty over the payment date or the size of the amount to settle the provision. A provision is recognised in the balance sheet when there is an existing legal or constructive obligation resulting from a past event, and it is probable that an outflow of economic resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are made at the best estimate of the expenditure required to settle the present obligation on the reporting date. When the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money, and if applicable, the risks associated with the provision.
INCOME TAXES
Income taxes comprise current tax and deferred tax. Income taxes are recognised in profit or loss for the year, except when the underlying transaction is recognised in other comprehensive income or in equity, whereupon the associated tax effect is also recognised in other comprehensive income or in equity.
Current tax is tax payable or recoverable for the current year, using tax rates enacted or substantively enacted as of the reporting date, which also includes adjustments of current tax attributable to earlier periods.
Deferred tax is calculated using the balance sheet method, based on temporary differences between the carrying amounts and tax bases of assets and liabilities. The following temporary differences are not considered: temporary differences arising from the initial recognition of goodwill, initial recognition of assets and liabilities that are not a business combination and that on the transaction date have no impact on the recognised or taxable profit, nor temporary differences attributable to participations in subsidiaries that are not expected to be reversed in the foreseeable future. The measurement of deferred tax is based on how the carrying amounts of assets or liabilities are expected to be realised or settled. Deferred tax is calculated using the tax rates or tax regulations enacted or substantively enacted by the reporting date. Deferred tax assets related to deductible temporary differences and loss carryforwards are only recognised to the extent that management considers it probable that they will be utilised against taxable profits in the coming years. The value of deferred tax assets is reduced when it is no longer considered probable that they can be utilised.
CONTINGENT LIABILITIES
A contingent liability is recognised whenever there is a possible obligation originating from past events and whose existence is confirmed only by one or more uncertain future events, or when there is an obligation not recognised as a liability or provision because it is unlikely that an outflow of resources will be required or cannot be measured with sufficient reliability.
STATEMENT OF CASH FLOWS
When preparing the statement of cash flows, the indirect method is applied in accordance with IAS 7 Statement of cash flows. In addition to cash and bank flows, cash and cash equivalents includes current investments with a maturity of less than three months from the date of acquisition, for which the conversion to bank balances can be accomplished at an amount known beforehand.

Notes 46

NOTE 2 OPERATING SEGMENT

The Group operates in a single market, Sweden and is divided in two operating segments, Com Hem and Boxer. The division is based on the Group's management structure and infrastructure for delivery of services and structure for internal reporting, which is controlled by the Group's CEO, who has been identified as its chief operating decision-maker.

The operating segment Com Hem offers services to consumers (digital-TV, broadband and fixed telephony), B2B (broadband and telephony) and landlords (basic TV offering) via fibreCoax, fibre and LAN. The services to consumers and landlords are mainly delivered to multi-dwelling unit buildings. The B2B services are mainly delivered to small and medium sized enterprises (SMEs). The infrastructure that is the basis for enabling delivery of services to customers is the same for all services in the operating segment. Expenses for distribution (fibre, ducting, etc.) and for operation and servicing of the services are collective. Customers connect to services through a single point in their home.

The operating segment Boxer offers services (digital TV and broadband) to consumers in the SDU market through the Swedish digital terrestrial network provided by Teracom as well as through open networks.

The operating segment information is based on the same accounting principles as for the Group, IFRS. The pricing of inter company transactions is determined on a commercial basis.

Performances and the business' earnings are evaluated based on a number of established key ratios, of which the principal key ratios in the income statement are total revenue, operating profit/loss (EBIT) and underlying EBITDA (EBITDA before disposals excluding items affecting comparability and operating currency gains/losses). Operating segment assets comprise intangible assets, property, plant and equipment, inventories and current receivables. Operating segment liabilities comprise non-current liabilities and provisions.

Capital expenditure includes intangible assets and property, plant and equipment but excludes the effect of goodwill, intangible assets and property, plant and equipment through acquisitions which are presented separately.

	Jan 1 - Dec 31 2017		
SEKm	Com Hem	Boxer	Group
Revenue external	5,431	1,705	7,136
Operating profit (EBIT)	873	39	912
Net financial income and expenses			-319
Income taxes			-132
Net result for the period			461
Operating profit (EBIT)	873	39	912
Amortisation & depreciation	1,665	277	1,943
Disposals	14	2	16
Operating currency loss/gains	-8	1	-7
Items affecting comparability	58	4	62
Underlying EBITDA	2,603	323	2,926
CAPEX	-963	-175	-1,138
Operating free cash flow	1,640	148	1,788

	Dec 31 2017			
SEKm	Com Hem	Boxer	Eliminations	Group
Operating segment assets	16,032	2,047	-53	18,026
-of which goodwill	*10,899*	*421*	-	*11,321*
-of which customer relationships	*1,939*	*1,249*	-	*3,188*
Other unallocated assets				590
Total assets				18,616
Operating segment liabilities	2,226	937	-53	3,109
Other unallocated liabilities				11,127
Total liabilities				14,236

	Jan 1 -Dec 31 2016		
SEKm	Com Hem	Boxer[1]	Group
Revenue external	5,218	446	5,665
Operating profit (EBIT)	849	3	851
Net financial income and expenses			-440
Income taxes			-94
Net result for the period			317
Operating profit (EBIT)	849	3	851
Amortisation & depreciation	1,600	67	1,667
Disposals	4	-	4
Operating currency loss/gains	6	1	7
Items affecting comparability	12	6	18
Underlying EBITDA	2,470	78	2,547
CAPEX	-851	-42	-893
Operating free cash flow	1,618	36	1,655
CAPEX in relation to business combinations		-1,705	-1,705

[1] Boxer was acquired on September 30, 2016.

	Dec 31 2016			
SEKm	Com Hem	Boxer[1]	Eliminations	Group
Operating segment assets	16,605	2,184	-2	18,787
-of which goodwill	*10,899*	*421*	-	*11,321*
-of which customer relationships	*2,527*	*1,392*	-	*3,919*
Other unallocated assets				470
Total assets				19,256
Operating segment liabilities	2,002	995	-2	2,995
Other unallocated liabilities				10,760
Total liabilities				13,755

[1] Boxer was acquired on September 30, 2016.

Annual Report 2017

COM HEM

Notes 47

NOTE 3 CATEGORIES OF REVENUE

Operations cover two operating segments, see Note 2. Consumer, B2B and Landlord services are provided for customers in Sweden.

Revenue by service, SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Total revenue		
Consumer	5,992	4,539
- of which digital TV	3,354	2,277
- of which broadband	2,232	1,869
- of which telephony	204	253
- of which other	201	140
B2B	280	317
Network operator	842	777
Other	22	32
Total	**7,136**	**5,665**

Boxer was acquired on September 30, 2016

NOTE 4 BUSINESS COMBINATIONS

Business combinations 2017
No business combinations occurred during the 2017 financial year.

Business combinations 2016
Boxer TV-Access AB ("Boxer")
On June 8, 2016 Com Hem through its wholly owned subsidiary Com Hem Communications AB (merged with its Parent company Com Hem Sweden AB (publ) in 2017) signed an agreement to acquire all shares in Boxer TV-Access AB ("Boxer") a wholly owned subsidiary of Teracom Boxer Group AB. Boxer is the pay TV operator in the digital terrestrial television ("DTT") network in Sweden. The fibre expansion in the single dwelling unit ("SDU") market has over the last years put pressure on Boxer's customer base. The Com Hem SDU expansion programme will enable Boxer to sell market leading bundled broadband- and TV-services to its customer base. The acquisition of Boxer thereby represents a highly attractive opportunity for Com Hem to accelerate its reach in the SDU market. The Boxer brand is included in the transaction and Boxer will continue to operate as part of the Com Hem Group.

At September 1, 2016 the Swedish State approved the acquisition and at September 21, 2016 the Swedish Competition Authority also resolved to approve the acquisition. Completion took place on September 30, 2016 when controlling influence of operations was obtained and the entity was consolidated from that date. The acquisition closed with an Enterprise Value of SEK 1,330m, representing an estimated LTM underlying EBITDA multiple of 4.3x.

The acquisition has been recognised by applying the purchase method, and the table below states the fair value of the acquired assets and liabilities. The acquisition was funded through external borrowings and own cash. No equity instruments were issued in conjunction with the acquisition.

SEKm	Carrying amounts in the Group
Intangible assets	1,552
Property, plant and equipment	153
Other current assets	167
Cash and cash equivalents	258
Deferred tax liabilities	-305
Non-current liabilities	-141
Other current liabilities	-472
Net identifiable assets	**1,212**
Goodwill	421
Purchase price (paid in cash)	**1,633**
Less cash in acquired business	-258
Net effect on Group's cash	**1,375**

A purchase price allocation has been prepared. The recognised fair value of intangible assets and goodwill was SEK 1,973m of which customer relationships SEK 1,427m, trademark SEK 101m, goodwill SEK 421m and other SEK 24m. The goodwill recognised for the acquisition relates to future revenue from new customers, increased revenue from existing customers through continued growth of the number of services sold per customer, undocumented know-how and technology. No portion of the goodwill amount is expected to be tax deductible.

An existing long-term fixed price transmission network access contract has been measured to a negative fair value of SEK 174m, which will be released over the contract term, ending March 31, 2020. Lower annual price levels will apply as from April 1, 2020 which was negotiated as part of the transaction.

The total consideration for Boxer amounted to SEK 1,633m and the total net cash outflow was SEK 1,375m after deducting acquired cash and cash equivalents of SEK 258m. Acquisition related expenses were SEK 11m and have been recognised as other operating expenses in the income statement.

Boxer is reported as a separate operating segment and contributed with SEK 446m to consolidated revenue and SEK 3m to operating profit since closing of the acquisition.

If the acquisition had been conducted on January 1, 2016, management estimates that the contribution to consolidated revenue would have been SEK 1,833m and the contribution to operating profit would have been SEK 57m.

NOTE 5 OTHER OPERATING INCOME

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Exchange gains on trade receivables/liabilities	12	5
Recovered trade receivables	8	8
Other	14	29
Total	**34**	**42**

NOTE 6 OTHER OPERATING EXPENSES

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Losses from disposals of non-current assets	-17	-6
Exchange losses on trade receivables/liabilities	-5	-12
Acquisition-related costs	-	-11
Other operating expenses	-	-1
Total	**-22**	**-30**

Annual Report 2017

COM HEM

Notes 48

NOTE 7 EMPLOYEES AND PERSONNEL EXPENSES

Average number of employees	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Women	255	280
Men	713	767
Total	**967**	**1,047**

At year-end, the number of employees was 1,096 (1,179).

Members of the Board and Executive Management	Dec 31 2017	Dec 31 2016
Board of Directors, excluding employee representatives	5	6
- of which women	2	2
- of which men	3	4
Executive Management	6	5
- of which women	2	2
- of which men	4	3

Salaries and other compensation, social security expenses and other personnel costs:

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Salaries and remuneration	575	557
Social security expenses	212	192
Pension expenses	53	60
Capitalised work by employees	-154	-133
Other personnel costs	21	20
Total personnel expenses	**706**	**696**

REMUNERATION AND OTHER BENEFITS TO THE BOARD

SEK thousand	Board fees	Other fees[1]	Total recognised expense 2017	Total recognised expense 2016
Chairman of the Board				
Andrew Barron	1,814	33	1,847	1,814
Other Board members				
Monica Caneman[2]	470	164	634	605
Thomas Ekman[3]	197	49	246	-
Eva Lindqvist[2]	470	214	683	644
Anders Nilsson[4]	-	-	-	-
Joachim Ogland[5]	161	63	224	490
Nicholas Stathopoulos[5]	161	43	203	435
Total	**3,272**	**566**	**3,838**	**3,988**

[1] Relates to remuneration for work in Board committees.
[2] Monica Caneman and Eva Lindqvist have invoiced their fees. Fees received include compensation for social security expenses.
[3] Board member from June 13, 2017.
[4] No Board fees were paid to the CEO.
[5] Board member until June 13, 2017.
[6] Employee representatives do not receive any Board fee in addition to a preparation fee.

The Group has no outstanding pension obligations to the Board.

REMUNERATION AND OTHER BENEFITS TO EXECUTIVE MANAGEMENT

	Jan 1 - Dec 31 2017					
SEK thousand	Fixed remuneration	Variable remuneration[1]	Other benefits	Pension expenses[3]	Recognised expense for share-based incentive programmes	Total recognised expense
Chief Executive Officer						
Anders Nilsson	5,625	4,679	38	960	1,642	12,943
Other Executive Management[2]	10,678	4,446	216	2,867	1,872	20,079
Total	**16,303**	**9,124**	**254**	**3,827**	**3,514**	**33,022**

	Jan 1 - Dec 31 2016					
SEK thousand	Fixed remuneration	Variable remuneration	Other benefits	Pension expenses[3]	Recognised expense for share-based incentive programmes	Total recognised expense
Chief Executive Officer						
Anders Nilsson	5,344	4,993	38	960	709	12,044
Other Executive Management[2]	13,518	3,620	319	3,302	1,218	21,977
Total	**18,862**	**8,613**	**357**	**4,262**	**1,927**	**34,021**

[1] Relates to variable remuneration earned in 2017 to be paid in 2018.
[2] 5 (6) positions, where two persons only received remuneration during three months and six months.
[3] Pension expenses includes pension benefits paid in cash, refer also to remuneration to other Executive Management below.

The number of people in Executive Management amounted to 6 (5), at the end of the financial year. Executive Management in 2017 includes the following positions: CEO, CFO, Director of Human Resources, Director of Corporate Communications, CEO of Boxer TV-Access AB and Director of business to consumer. See the Corporate Governance report for more information on executive management.

The Group has no outstanding pension obligations to the current CEO since the pension premiums are paid directly. When the subsidiary Com Hem AB was part of Telia Company AB (publ), the CEO had pension agreements in addition to the ITP plan (supplementary pensions for salaried employees) for the portion of salary exceeding 30 basic amounts, in relation to retirement pensions and family pension. The Group's outstanding pension obligations for these individuals amounted to SEK 2m (2) at the end of the financial year.

Annual Report 2017

COM HEM

REMUNERATION TO BOARD MEMBERS,
THE CEO AND OTHER EXECUTIVE MANAGEMENT Guidelines for remuneration to the CEO and other Executive Management
The guidelines for remuneration to the CEO and other Executive Management were adopted by the annual general meeting on March 23, 2017. Proposed guidelines to be approved at the AGM March 21, 2018 are presented in the corporate governance report.
Remuneration Committee
The task of the Remuneration Committee is to prepare matters related to remuneration and other terms of employment for the CEO and other Executive Management. This work includes preparing proposals for guidelines on the allocation between fixed and variable remuneration and the relationship between earnings and compensation, the principal terms for bonus and incentive programmes, terms for other benefits, pensions, notice of termination and severance pay and preparing proposals for individual compensation packages for the CEO and other Executive Management. The Remuneration Committee is also tasked with monitoring and assessing the outcomes of variable remuneration and how the company adheres to the guidelines adopted by the AGM. Until June 13, 2017 the Remuneration Committee consisted of the Board members Nicholas Stathopoulos (chairman), Eva Lindqvist and Joachim Ogland and thereafter the Remuneration Committee consisted of the Chariman of the Board, Andrew Barron, Board member Eva Lindqvist (chairman) and Thomas Ekman who become a member at November 27, 2017. For the 2018 financial year, the Committee will present a proposal on remuneration to the CEO for the Board’s approval, and assist and approve the CEO´s proposal on remuneration to other Executive Management.
Board members
The remuneration and fees adopted for 2017 are described in the table above. The AGM of Com Hem Holding AB on March 23, 2017 resolved on an annual fee of SEK 1,814 thousand (1,814 thousand) to the Chairman of the Board, and of SEK 360 thousand (350 thousand) to AGM-elected Board members. The meeting also resolved that an annual fee of SEK 130 thousand (110 thousand) shall be paid to the Chairman of the Board’s Audit Committee, and SEK 80 thousand (80 thousand) to each of the other members. Annual fees to members of the Board’s Remuneration Committee were also resolved, comprising SEK 105 thousand (85 thousand) to the Chairman and SEK 60 thousand (60 thousand) to each of the other members. Board members who receive a salary from the company do not receive any Board fees. Employee representatives do not receive any board fees beyond a preparation fee.
CEO and other Executive Management
Remuneration of the CEO and other Executive Management shall consist of fixed salary, variable short-term incentives (STI) paid annually in cash which are linked to the achievement of Com Hem’s financial targets and individual performance targets, and the long-term share-based incentive programme (LTIP 2015, 2016 and 2017), in addition to pension and other customary benefits.
For 2017, the CEO was entitled to a fixed annual salary of SEK 5,497 thousand
(excluding holiday premium) and an STI target corresponding to 75% of the latest determined annually fixed salary. In the event that the financial targets set in the budget as well as the individual targets are substantially exceeded, the CEO’s STI can be a maximum of 169% of his fixed salary, subject to Board approval. The retirement age is 65 and every month until the agreed retirement age, the company is to allocate an amount corresponding to 20% of the fixed salary in pension benefits.
For 2017, other Executive Management received an STI target of up to 50% of fixed salary. In the event that the financial targets as well as the individual targets are substantially exceeded, the STI for other Executive Management can be a maximum of 113% of fixed salary. Pension payments to other Executive Management were up to 30% of fixed salary, alternatively, in accordance with ITP (collective pension plans). If approved by the Board, Executive Management who are resident abroad may be offered pension benefits that are paid at a cash amount equivalent to the premium that would otherwise be paid to insurance companies.
Due to special circumstances the Board resolved on a deviation from the guidelines approved at the Annual General Meeting, to approve the Company’s COO, during six months in 2016 (Employment ended June 30,2016), to receive a monthly, non-pensionable additional payment, corresponding to his fixed monthly salary level as a result of an ongoing renegotiation of his employment contract and for the company to be able to find a suitable replacement of the position.
Notice period
The company and the CEO have a mutual 12-month notice period. According
Annual Report 2017
Notes 49
to the CEO’s employment contract, the CEO is not entitled to severance pay if the company terminates his employment. However, there is a non-compete clause entitling the CEO to a maximum of 60% of fixed salary per month (subject to reduction for other income) if the CEO does not find a new assignment within 12 months of receiving notice.
For the termination of other Executive Management, a maximum notice period of 12 months applies. Upon resignation, a notice period of 3-12 months applies.
SHARE-BASED INCENTIVE PROGRAMME Warrants
The EGM of June 3, 2014 resolved on two incentive programmes for Executive Management, key employees and Board members. 12 persons choosed to participate in the programmes whereof 7 still participated at the end of 2017. At program start the programmes comprised a total of 2,474,546 issued and paid warrants per program. The warrants were issued in June 2014 at a market value of SEK 10m, which was paid in cash, each warrant entitles the holder to subscribe for one share. The first program expired in June 2017 and in accordance with the resolution by the AGM at March 23, 2017, Com Hem in April repurchased the warrants for a total of SEK 94m, of which SEK 78m was repurchased from related parties. The second program expiring in June 2018 and according to their terms, the warrants may be exercised to subscribe for shares during three months before they expire at a subscription price corresponding to SEK 78.94 per share. If a shift in controlling ownership (as defined in the terms of the warrants) occurs during the tenor of the warrants, the warrants may be used immediately to subscribe for new shares at a recalculated subscription price. In accordance with a resolution by the 2017 AGM, the Company may give an offer to repurchase warrants from the holders of series 2014/2018 (the second program) during the period that commences on the day for publication of the interim report for the first quarter 2018, up and until the day that occurs twelve trading days before the commencement of the so called closed period before the publication of the interim report for the second quarter 2018 for a consideration on market terms, equivalent of the Company’s share price, calculated as the volume-weighted average share price ten trading days following the day of tender, with deduction of the warrant’s subscription price. An independent valuation firm shall calculate the consideration.The company has reserved the right to repurchase warrants if a participant’s employment or position in the Group cease or if a participant wishes to reassign the warrants. In addition to the above mentioned repurchase of warrants of SEK 94m in connection with the expiry of the first warrant programme Com Hem has since the beginning of the programmes repurchased 185,240 (185,240) warrants per programme corresponding to a market value of about SEK 2.2m in connection to the option holders employment in the Group ended. Outstanding warrants at the end of 2017 amounted to 2,289,306.
Share-savings incentive programmes
The 2015, 2016 and 2017 AGM adopted the Board’s proposal to introduce long-term share savings incentive programmes LTIP 2015, LTIP 2016 and LTIP 2017. All three LTIP has in all material respects similar conditions. The aim of incentive programmes is to strengthen opportunities for retaining and recruiting key employees. The three LTIP are therefore intended for Executive Management and other key employees in the Group. Before the programme commences, employees are required to make a personal investment in shares –Savings Shares – in Com Hem Holding AB. The qualification period for LTIP 2015 is June 1, 2015 until May 31, 2018 and for LTIP 2016 April 1, 2016 until March 31, 2019 and for LTIP 2017 April 1, 2017 until March 31, 2020. After this period, and under certain conditions, the participants are entitled to receive one Matching Share for each Savings
Share, plus additional shares in the form of Performance Shares. To be eligible for awards of Matching Shares and Performance Shares, the participant must continue to be employed by the Group, and not resign, throughout the entire qualification period until the award, and retain all Savings Shares during this period. Matching Share awards are subject to a positive Total Shareholder Return (TSR) performance in absolute terms over the qualification period. TSR refers to the total return of the Com Hem share, including reinvested dividends during the qualification period. For allotment of Performance Shares, see below. Both Matching Shares and Performance Shares are awarded to the participant without payment of any consideration. The value of Matching Shares and Performance Shares is based on the average share price at the grant date, less anticipated dividends, approximately SEK 74 per share option for LTIP 2015 and approximately SEK 74 per share option for LTIP 2016 and approximately SEK 108 per share option for LTIP 2017. Performance Shares subject to the market condition (TSR) are measured at 50% of this value, approximately SEK 37 per share option for LTIP 2015 and approximately SEK 37 per share option for LTIP 2016 and approximately SEK 54 per share option for LTIP 2017.

Notes 50

LTIP 2015

No. of participants who are still employed	18
No. of savings shares	31,662
No. of Matching Shares awarded	1
Max. no. of Matching Shares	31,662
No. of Performance Shares awarded	2-6
Max. no. of Performance Shares	123,288
Maturity date	May 31, 2018

Outstanding share rights in share-savings incentive programme (LTIP 2015):

	Matching share rights	Performance share rights, TSR condition	Performance share rights, cash flow condition
At beginning of 2016	**40,736**	**95,149**	**63,433**
Share rights exercised	-4,014	-11,072	-7,382
At year-end 2016	**36,722**	**84,077**	**56,051**
Share rights exercised	-5,060	-10,104	-6,736
At year-end 2017	**31,662**	**73,973**	**49,315**

LTIP 2016

No. of participants who are still employed	29
No. of savings shares	48,450
No. of Matching Shares awarded	1
Max. no. of Matching Shares	48,450
No. of Performance Shares awarded	2-6
Max. no. of Performance Shares	179,393
Maturity date	March 31, 2019

Outstanding share rights in share-savings incentive programme (LTIP 2016):

	Matching share rights	Performance share rights, TSR condition	Performance share rights, cash flow condition
At beginning of 2016	-	-	-
Share rights awarded	56,132	120,453	80,302
Share rights exercised	-	-	-
At year-end 2016	**56,132**	**120,453**	**80,302**
Share rights exercised	-7,682	-12,817	-8,545
At year-end 2017	**48,450**	**107,636**	**71,757**

LTIP 2017

No. of participants who are still employed	36
No. of savings shares	46,981
No. of Matching Shares awarded	1
Max. no. of Matching Shares	46,981
No. of Performance Shares awarded	2-6
Max. no. of Performance Shares	166,992
Maturity date	March 31, 2020

Outstanding share rights in share-savings incentive programme (LTIP 2017):

	Matching share rights	Performance share rights, TSR condition	Performance share rights, cash flow condition
At beginning of 2017	-	-	-
Share rights awarded	49,001	104,203	69,469
Share rights exercised	-2,020	-4,008	-2,672
At year-end 2017	**46,981**	**100,195**	**66,797**

Accounting effects of share-based remuneration

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Cost attributable to equity-settled instruments, excluding social fees	9	4

Target achievements LTIP 2015-2017

Based on a recommendation from the Remuneration Committee, the Board has defined performance targets in terms of relative Total Shareholder Return (TSR) and cash flow that must be met during the measurement period if programme participants are to receive Performance Share awards.

The industry peer group for relative TSR (60% of the Performance Shares) includes eleven international companies, including Nordic telecom and cable companies. The peer group included the following companies: Liberty Global, Telenet, Altice, Telia Company, Tele2, Modern Times Group MTG, TDC, Comcast and Charter for LTIP 2015-2016, for LTIP 2017 the peer group also included Tele Columbus and Euskaltel. The peer group may be adjusted if any of the companies become delisted or undergo other significant changes that disqualify them from being part of the peer group. To be eligible for Performance Share awards, Com Hem must achieve the peer group median (resulting in a 30% award) and for maximum award, Com Hem must perform better than 90% of the peer group. Between these two percentiles, the award increases on a linear basis. The measurement period is from May 2015 until May 2018 for LTIP 2015 and April 2016 until March 2019 for LTIP 2016 and April 2017 until March 2020 for LTIP 2017.

The performance criterion for cash flow (40% of the Performance Shares) is measured on a cumulative basis over the 2015-2017 financial years for LTIP 2015 and 2016-2018 financial years for LTIP 2016 and 2017-2019 financial years for LTIP 2017, based on the audited consolidated financial statements for the consolidated Com Hem Group. The Board determines appropriate targets for cash flow (defined as cash flow excluding financing activities) for all years, based on the company's business plan and in line with the company's financial guidance of mid-single-digit growth of underlying EBITDA, and total capex of SEK 1-1.1bn per year. To be eligible for Performance share awards, Com Hem must achieve 90% of the cumulative target for the 2015-2017 (LTIP 2015), 2016-2018 (LTIP 2016) and 2017-2019 (LTIP 2017) financial years (resulting in a 30% award), and for maximum award, cumulative cash flow must be 110% of the cumulative target.

Outcome LTIP 2015

For the sub-period May 2015 to December 2017, the Group's relative TSR performance was higher than all nine companies in the peer group.

In the 2015-2017 financial year, the actual cumulative cash flow was 111% of the target, which is partly explained by a low level of capex in 2015 and 2016. Total capex for 2015 and 2016 was SEK 1,842m, excluding Boxer. The underlying EBITDA outcome was in line with the target during the period.

Outcome LTIP 2016

For the sub-period April 2016 to December 2017, the Group's relative TSR performance was higher than all nine companies in the peer group.

In the 2016-2017 financial year, the actual cash flow was 107% of the target, which is partly explained by a low level of capex in 2016. Total capex for 2016 was SEK 851m, excluding Boxer. The underlying EBITDA outcome was in line with the target during the period.

Outcome LTIP 2017

For the sub-period April 2017 to December 2017, the Group's relative TSR performance was higher than ten out of eleven companies in the peer group. In the 2017 financial year, the actual cash flow was 103% of the target. The underlying EBITDA outcome was in line with the target during the period.

Accelerated vesting of LTIP 2016 and 2017 due to merger

At January 9, 2018, the Board of Com Hem has decided that at completion of the merger with Tele2, its intention is to accelerate vesting of LTIP 2016 and LTIP 2017 and to offer the Participants cash for the value in each program (pro rata for the time incurred in respective program), provided the ongoing merger between the company and Tele2 AB (publ) is implemented.

Annual Report 2017

COM HEM

Notes 51

NOTE 8 FEES AND REIMBURSEMENTS TO AUDITORS

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
KPMG AB		
Audit assignments	2	2
Tax consulting	0	0
Other assignments	0	0
Total	**2**	**2**

NOTE 9 OPERATING EXPENSES BY TYPE

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Personnel expenses	-706	-696
Depreciation and amortisation	-1,943	-1,667
Cost of production of services	-2,718	-1,798
Cost of sales and services	-32	-27
Sales and marketing expenses	-311	-273
Acquisition-related costs	-	-11
Other operating expenses	-514	-341
Total	**-6,224**	**-4,813**

Other operating costs include consulting fees and IT costs. The increase in operating expenses was mainly due to Boxer being included in the Group from September 30, 2016.

NOTE 10 NET FINANCIAL INCOME AND EXPENSES

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Financial income		
Interest income		
- bank balances	0	0
- loans and receivables	3	3
Other financial income	0	0
Total	**3**	**3**

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Financial expenses		
Interest expenses		
- financial liabilities measured at amortised cost[1]	-301	-421
- defined-benefit pension commitments	-7	-6
Other financial expenses	-14	-16
Total	**-322**	**-443**
Total net financial income and expenses	**-319**	**-440**

[1] The "Financial liabilities measured at amortised cost" item above includes non-recurring costs pertaining to allocated borrowing costs of SEK 1m (29) related to the repayment of bank loans and bonds with an original amortisation period until 2017, and redemption premiums on bonds totalling SEK -m (66).

NOTE 11 INCOME TAXES

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Current tax		
Income taxes for the period	0	3
	0	**3**
Deferred tax		
Deferred tax on capitalised loss carryforwards	-300	-225
Deferred tax relating to temporary differences	169	127
Total deferred tax	**-132**	**-98**
Total recognised tax in the Group	**-132**	**-94**

RECONCILIATION OF EFFECTIVE TAX

SEKm	%	Jan 1 - Dec 31 2017	%	Jan 1 - Dec 31 2016
Result before tax		593		411
Tax according to the current tax rate for the Parent Company	22.0	-130	22.0	-91
Non-taxable income		0		0
Non-deductible expenses		-1		-4
Deferred tax relating to previous years		0		0
Recognised effective tax	**22.2**	**-132**	**22.9**	**-94**

TAX ATTRIBUTABLE TO OTHER COMPREHENSIVE INCOME

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Actuarial gains/losses, before tax	-4	-59
Tax attributable to actuarial gains/losses	1	13
Total	**-3**	**-46**

Annual Report 2017

COM HEM

Notes 52

Deferred tax assets and liabilities Recognised deferred tax assets and liabilities
Deferred tax assets (+) tax liabilities (-) relate to the following:

	Dec 31 2017			Dec 31 2016		
SEKm	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities	Net
Non-current intangible assets	5	-879	-874	6	-1,047	-1,042
Property, plant and equipment	0	-7	-7	4	-20	-16
Trade receivables	3	-	3	4	-	4
Prepaid expenses	1	-	1	5	-	5
Provisions	80	-	80	86	-	86
Financial liabilities	1	-	1	6	-	6
Current liabilities	2	-	2	4	-	4
Tax allocation reserve	-	-	-	-	-10	-10
Other	3	-	3	1	0	1
Loss carryforwards	36	-	36	337	-	337
Tax receivables/liabilities	**131**	**-886**	**-755**	**453**	**-1,078**	**-624**
Set-off	-131	131	-	-453	453	-
Net tax receivables/liabilities	**-**	**-755**	**-755**	**-**	**-624**	**-624**

It is management's assessment that the reported tax losses will be utilised against taxable profits in 2018.

CHANGE IN DEFERRED TAX IN TEMPORARY DIFFERENCES AND LOSS CARRYFORWARDS

SEKm	Jan 1 2017	Recognised in profit or loss	Recognised in other comprehensive income	Other	Dec 31 2017
Non-current intangible assets	-1,042	167	-	-	-874
Property, plant and equipment	-16	9	-	-	-7
Trade receivables	4	-1	-	-	3
Prepaid expenses	5	-5	-	-	1
Provisions	86	-8	1	-	80
Financial liabilities	6	-5	-	-	1
Current liabilities	4	-2	-	-	2
Tax allocation reserve	-10	10	-	-	-
Other	1	2	-	-	3
Loss carryforwards	337	-300	-	-	36
Total	**-624**	**-132**	**1**	**-**	**-755**

SEKm	Jan 1 2016	Recognised in profit or loss	Recognised in other comprehensive income	Other[1]	Dec 31 2016
Non-current intangible assets	-844	139	-	-336	-1,042
Property, plant and equipment	-2	3	-	-17	-16
Trade receivables	2	1	-	1	4
Prepaid expenses	-	1	-	5	5
Provisions	35	1	13	39	86
Financial liabilities	13	-7	-	-	6
Derivatives	0	0	-	-	-
Current liabilities	1	0	-	4	4
Tax allocation reserve	-	-10	-	-	-10
Other	0	1	-	-	1
Loss carryforwards	561	-225	-	-	337
Total	**-234**	**-98**	**13**	**-305**	**-624**

[1] The item 'Non-current intangible assets' in the Other column above for 2016 mainly refers to deferred tax liabilities resulting from business combinations.

Annual Report 2017

COM HEM

Notes 53
NOTE 12    NON-CURRENT INTANGIBLE ASSETS
Externally acquired Customer
SEKm Goodwill relations1 Trademark Other2 Total Accumulated cost
At beginning of year 2017 11,321 6,884 792 2,772 21,769 Capital expenditure ——502 502 Divestments and disposals ——-64 -64
At year-end 2017 11,321 6,884 792 3,210 22,207
Accumulated amortisation and impairment
At beginning of year 2017—-2,965—-2,039 -5,004 Amortisation for the year—-731—-518 -1,249 Divestments and disposals ——61 61
At year-end 2017—-3,696—-2,496 -6,192
Carrying amount at year-end 2017 11,321 3,188 792 714 16,014
Externally acquired Customer
SEKm Goodwill relations1 Trademark Other2 Total Accumulated cost
At beginning of year 2016 10,899 5,457 691 2,374 19,422 Business Combinations 421 1,427 101 47 1,996 Capital expenditure ——396 396 Divestments and disposals ——-45 -45
At year-end 2016 11,321 6,884 792 2,772 21,769
Accumulated amortisation and impairment
At beginning of year 2016—-2,359—-1,611 -3,970 Business Combinations ——-23 -23 Amortisation for the year—-606—-450 -1,056 Divestments and disposals ——45 45
At year-end 2016—-2,965—-2,039 -5,004
Carrying amount at year-end 2016 11,321 3,919 792 734 16,765
1 The remaining useful life for customer relations is considered approximately 2-12 years.
2 The Other column above mainly comprises capitalised development expenses of SEK 1,733m (1,463) and investments in licenses and acquisition costs for subscriptions totaling SEK 1,137m (962). Of total acquisition costs of SEK 3,210m (2,772), SEK 2,898m (2,537) were externally acquired and SEK 312m (235) internally generated.
All intangible assets, except goodwill and trademark with indefinite useful lives, are amortised. The trademark represents “Com Hem” (SEK 691m) and “Boxer” (SEK 101m) which are included in the respective operating segment assets. The company management is of the opinion that these trademarks are to be used for an indefinite period. For further information on depreciation, amortisation and impairment see Note 1.
Annual Report 2017

Notes 54

AMORTISATION

Amortisation is included in the following functions of the income statement:

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Cost of services sold	304	277
Selling expenses	944	779
Administrative expenses	0	0
Total	**1,249**	**1,056**

Impairment testing

All cash-generating units are tested for impairment. A cash-generating unit comprise of an operating segment, which in 2017 and 2016 was Com Hem and Boxer, see further in note 2 operating segment. Carrying value for impairment testing corresponds to the consolidated value of each operating segment, whereof goodwill corresponding SEK 10,899m in operating segment Com Hem and SEK 421m in operating segment Boxer.

The test is based on calculating value in use. The key assumptions are sales growth, changes in EBITDA margin, the discount rate (Weighted Average Cost of Capital) and the growth in terminal value in free cash flow. Value in use consists of the present value of future cash flow. This value is based on cash flow forecasts based on a five-year business plan approved by the Executive Management Team and the Board of Directors.

The forecasts for sales growth are based on estimates of market penetration for each service and estimated market shares over time. This is based on both external and internal market analyses, and on comparisons with other cable TV operators and telecom companies. Estimated ARPU (average revenue per unit) is based partly on the Group's product strategies and partly on external information. EBITDA margin forecasts are based on expected gross margin and revenue mix.

2017	Operating segment Com Hem	Operating Segment Boxer
Forecast period	5 år	5 år
Growth after forecast period	2%	2%
WACC after taxes	7.27%	10.12%
WACC before taxes	8.81%	12.45%

2016	Operating segment Com Hem	Operating Segment Boxer
Forecast period	5 years	5 years
Growth after forecast period	2%	2%
WACC after taxes	7.32%	10.30%
WACC before taxes	8.84%	13.92%

The conclusion of the aforementioned impairment test is that the recoverable amount exceeded the carrying amount at year-end. In the opinion of Management and the Board, no reasonably possible changes to the relevant key assumptions listed would reduce the recoverable amount to a value that is lower than the carrying amount.

NOTE 13 PROPERTY, PLANT AND EQUIPMENT

SEKm	Production facility	Customer equipment	Machinery, equipment and computers	Total
Accumulated cost				
At beginning of year 2017	7,196	1,836	444	9,476
Capital expenditure	387	233	17	636
Divestments and disposals	-7	-304	-4	-315
At year-end 2017	**7,576**	**1,765**	**456**	**9,798**
Accumulated depreciation and impairment				
At beginning of year 2017	-6,441	-1,078	-393	-7,912
Depreciation for the year	-287	-386	-20	-694
Divestments and disposals	0	298	2	301
At year-end 2017	**-6,727**	**-1,165**	**-411**	**-8,304**
Carrying amount at year-end 2017	**848**	**600**	**45**	**1,493**

SEKm	Production facility	Customer equipment	Machinery, equipment and computers	Total
Accumulated cost				
At beginning of year 2016	6,968	1,480	443	8,891
Business combinations	-	276	0	276
Capital expenditure	229	232	38	499
Divestments and disposals	-1	-152	-37	-190
At year-end 2016	**7,196**	**1,836**	**444**	**9,476**
Accumulated depreciation and impairment				
At beginning of year 2016	-6,150	-803	-407	-7,360
Business combinations	-	-123	-	-123
Depreciation for the year	-291	-299	-21	-611
Divestments and disposals	0	147	35	183
At year-end 2016	**-6,441**	**-1,078**	**-393**	**-7,912**
Carrying amount at year-end 2016	**755**	**758**	**51**	**1,564**

DEPRECIATION

Depreciation is included in the following functions of the income statement:

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Cost of services sold	673	590
Selling expenses	1	0
Administrative expenses	20	22
Total	694	611

Annual Report 2017

COM HEM

Notes 55

NOTE 14 INVENTORIES

Inventories consist primarily of equipment for upgrading the Group's cable network and hardware for sale. Impairment of SEK 1m (-) was made during 2017.

NOTE 15 TRADE RECEIVABLES

SEKm	Dec 31 2017	Dec 31 2016
Invoiced receivables	211	176
Provision for doubtful debts	-14	-16
Total	**197**	**159**
Invoiced receivables are due as follows:		
Not overdue	86	24
1-30 days overdue	100	125
31-60 days overdue	9	8
61-90 days overdue	4	4
91 and more days overdue	11	14
Total	**211**	**176**

CHANGE IN PROVISION FOR DOUBTFUL TRADE RECEIVABLES

SEKm	Dec 31 2017	Dec 31 2016
Provision for doubtful trade receivables at beginning of year	-16	-8
New provisions	-9	-4
Provisions from business combinations	-	-9
Utilisation of provisions during the period	15	8
Reversal of unutilised provisions	-4	-3
Total	**-14**	**-16**

See Note 25 for a description of the Group's credit risks.

NOTE 16 PREPAID EXPENSES AND ACCRUED INCOME

SEKm	Dec 31 2017	Dec 31 2016
Prepaid support expenses	36	33
Prepaid leases	14	16
Accrued income	115	83
Other prepaid expenses	87	74
Total	**252**	**206**

NOTE 17 CASH AND CASH EQUIVALENTS

SEKm	Dec 31 2017	Dec 31 2016
Cash and bank balances	590	470
Total	**590**	**470**

The Group has a granted bank overdraft facility of SEK 400m (400), of which SEK 0m (0) was utilised as of December 31, 2017. For information on other available credit facilities, see Note 25, Financial risks and treasury policy.

NOTE 18 EQUITY

Change in no. of shares	Total number of shares
No. of registered shares Jan 1, 2016	**206,643,376**
Cancellation of shares	-17,692,736
No. of registered shares Dec 31, 2016	**188,950,640**
Repurchased shares held by Com Hem	-3,740,455
No. of outstanding shares Dec 31, 2016	**185,210,185**
No. of registered shares Jan 1, 2017	**188,950,640**
Cancellation of shares	-7,179,826
No. of registered shares Dec 31, 2017	**181,770,814**
Repurchased shares held by Com Hem	-3,537,345
No. of outstanding shares Dec 31, 2017	**178,233,469**

EQUITY INSTRUMENTS WITH POTENTIAL DILUTIVE EFFECT

The company has issued warrants and three share-savings incentive programmes, LTIP 2015, LTIP 2016 and LTIP 2017, which may increase the number of shares outstanding. For more information about outstanding warrants and LTIP, see Note 7 Employees and personnel expenses, and Note 32 Earnings per share.

SHARE CAPITAL

At December 31, 2017, the registered share capital was SEK 206,601,513.01 corresponding to 181,770,814 shares. The quota value per share was about SEK 1.14. Each share equals one vote. According to the Articles of Association, share capital shall be a minimum of SEK 100,000,000 and a maximum of SEK 400,000,000.

OTHER PAID-IN CAPITAL

Refers to equity contributed by the owners. This includes premiums paid in connection with new issues.

RETAINED EARNINGS INCLUDING NET RESULT FOR THE YEAR

Retained earnings including net result for the year include profit earned in the Parent Company and its subsidiaries.

SHARE REPURCHASES AND REDEMPTION

At the Annual General Meeting on May 19, 2016 and at the Annual General Meeting on March 23, 2017 the Board of Directors was given the mandate to until the end of the next Annual General Meeting, on one or more occasions, resolve on buy backs of shares to such extent that the Company's holding at any time does not exceed a tenth of the total number of shares in the Company. The buy backs were carried out in accordance with the Market Abuse Regulation (EU) No 596/2014 ("MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "Safe Harbour Regulation"). The buy backs are managed by credit institutions that make their trading decisions regarding Com Hem's shares independently of, and without influence by, Com Hem with regard to the timing of the repurchases. During 2017, 6,976,716 shares were repurchased corresponding to 3.8% of the total number of registered shares as of December 31, 2017, to a total value of SEK 770m.

Repurchased treasury shares	No. of repurchased shares	SEKm	Average price per share, SEK
Treasury shares at beginning of year 2016	**9,645,123**		
Programmes according to MAR/ Safe Harbour	11,588,068	874	75.45
Block trades	200,000	14	70.83
Cancellation of shares	-17,692,736		
Treasury shares at end of year 2016	**3,740,455**	**888**	**75.37**
Programmes according to MAR/ Safe Harbour	6,976,716	770	110.33
Cancellation of shares	-7,179,826		
Treasury shares at end of year 2017	**3,537,345**	**770**	**110.33**

Annual Report 2017

COM HEM

Notes 56

NOTE 19 INTEREST-BEARING LIABILITIES

SEKm	Dec 31 2017	Dec 31 2016
Non-current liabilities		
Bond loans	3,957	3,948
Non-current liabilities to credit institutions	6,147	6,229
Financial lease liabilities[1]	-	3
Total	**10,104**	**10,180**

[1] See Note 26 for information.

At the end of 2017, the Group had two outstanding notes maturing June 23, 2021 and February 25, 2022, respectively. The notes are listed on Nasdaq Stockholm and amount to SEK 1,750m and SEK 2,250m, respectively with a coupon rate of 3.625% and 3.5%, respectively.

In September, the Group through its wholly owned subsidiary Com Hem Sweden AB (publ) issued commercial papers of SEK 900m, which is short term funding fully backed up by undrawn amount on the long term revolving credit facility.

Non-current liabilities to credit institutions accrue interest at STIBOR plus a margin of 1.5-2.25%.

SEKm	Dec 31 2017	Dec 31 2016
Current liabilities		
Commercial papers	900	-
Liabilities to credit institutions	-	500
Financial lease liabilities[1]	3	17
Total	**903**	**517**

[1] See Note 26 for information.

Commercial papers runs with a fixed interest rate.

LOAN COVENANTS

The loan facilities with credit institutions are conditional on the Group continually meeting specified financial key metrics, referred to as the covenant. The covenant is consolidated net debt in relation to consolidated underlying EBITDA LTM in Com Hem Sweden AB (publ) with subsidiaries.

In addition, there are provisions and limitations in loan agreements for the credit facilities with credit institutions and the bond loans regarding further debt gearing, guarantee commitments and pledging, material changes to operating activities, as well as acquisitions and divestments. At December 31, 2017 and 2016, the conditions had been met by a solid margin.

NOTE 20 PENSION PROVISIONS

Pension plans

The Group has a number of both defined-contribution and defined-benefit pension plans, with an increasing number of employees being gradually covered by defined-contribution plans, rather than the defined-benefit pension plans that are presented below. Com Hem AB and Boxer TV-Access AB apply collective bargaining, and therefore offers pension benefits to all employees under the ITP plan, while Phonera Företag AB and iTUX Communication AB are not bound by collective agreements, and therefore offer pension benefits based on individual contribution-based pension agreements.

The ITP is an individual occupational pension plan for employees and serves as a complement to the Swedish national pension system. The ITP plan is divided into ITP 1 and ITP 2. ITP 1 is a defined-contribution pension plan applicable to employees born in 1979 or later with continuous premiums paid to external insurance companies based on the employee's pensionable income. ITP 2 is a defined-benefit plan applicable to employees born in 1978 or earlier. The defined-benefit plans are exposed to actuarial risks such as longevity risk, interest rate risk, and investment risk. An employee with a pension plan according to ITP 1 takes the full responsibility for his or hers future retirement pension. The level of the retirement pension will amongst others depend on the salary level, for how many years the employee has been connected to the ITP plan and how she or he has choosen to invest the pension contribution paid by the employer, which implies that the employee takes the full financial risk for the level of the future retirement pension. An employee with retirement pension according the ITP 2 pension plan do not take the financial risk for his or her future level of retirement pension. ITP 2 is a defined-benefit pension plan where the level of the employees future retirement is determined in advance but not the level of the premiums to be paid by the employer.

In addition to the ITP 2 defined-benefit plan, there are also smaller defined-benefit pension plans for former CEOs (management pension) and a conditional early retirement plan, see also below.

ITP/PRI

Com Hem is affiliated with PRI Pensionsgaranti, and the company's obligations under the ITP 2 plan is recognised as a liability in the balance sheet in relation to retirement pension earned until February 2017, thereafter the plan is closed for new entries and premiums are paid to Alecta, while those parts pertaining to family pension are as before secured through premiums to Alecta, see below. The retirement pension under ITP 2 is based on a certain percentage of the employee's salary on the date of retirement. It is also possible for employees covered by ITP 2 who earn more than 10 income base amounts to opt out of certain defined-benefit elements and make them defined-contribution, known as alternative ITP. Com Hem AB and Boxer TV-Access AB has employees linked to both the ITP 1 and the ITP 2.

For companies affiliated with PRI Pensionsgaranti, the company's obligations under the ITP plan's retirement pension are recognised as a liability in the balance sheet. This method of financing requires that credit insurance is taken out with the insurer PRI Pensionsgaranti. The credit insurance with PRI Pensionsgaranti, a mutual insurance company, enables the company to hold insurance capital in the business operations rather than paying premiums to an insurance company. All companies with credit insurance have a mutual liability that does not exceed 2% of the company's pension commitments, and that is recognised as a contingent liability. Should the company become insolvent, the employees' pensions are guaranteed. PRI Pensionsgaranti also calculates the value of the employees' pensions and administrates the pension payments.

For family pensions, the ITP 2 plan's defined-benefit pension obligations for salaried employees is secured through insurance in Alecta. According to the Financial Reporting Board's statement UFR 10, Classification of ITP plans financed by insurance in Alecta, this is a defined-benefit multi-employer plan. For the 2017 financial year, the company has had no access to information regarding its proportionate share of the plan's commitments, plan assets and expenses. Consequently, it was not feasible to account for the plan as a defined-benefit plan. The ITP 2 pension plan, which is secured through insurance in Alecta, was therefore recognised as a defined-contribution plan. The premium for the defined-benefit family pension is individually calculated and based on, for example, salary, previously earned pension, expected remaining period of service and assumptions about interest rates, longevity, operating costs and policyholder tax.

The collective funding ratio is the market value of Alecta assets as a percentage of insurance commitments and is calculated according to Alecta's actuarial methods and assumptions. These are noted to not comply with IAS 19. The collective consolidation level is typically permissible to vary between 125-155%. If the Alecta collective consolidation level is less than 125% or greater than 155%, measures shall be taken in order to create the conditions for the consolidation level to return to a normal range. A low consolidation level can serve as an indication to raise the agreed price for new, and/or the expansion of existing benefits. A high consolidation level can serve as an indication to introduce premium reductions. At the end of 2017, Alecta's surplus in terms of the preliminarily calculated collective funding ratio was 154% (148%). There is currently no framework in place to handle any deficit that should arise. In the first instance, losses will be borne by Alecta's collective capital and thus will not lead to increased costs through higher contractual premiums. There are no guidelines stipulating how any surpluses or deficits shall be distributed in the settlement of the plan or the company's withdrawal from the plan.

In 2017, Com Hem paid contributions of SEK 36m (20) for pension insurance in Alecta, the increase is mainly due to the closing for new entries in the ITP 2-plan mentioned above. For 2018 the contributions are expected to reach SEK 38m. The amounts refer to the above described family pensions under ITP 2 and premiums under ITP 1 as well as premiums under ITP2 from March 2017 and onwards.

Annual Report 2017

COM HEM

Notes 57

EXPENSES RECOGNISED IN NET RESULT FOR THE YEAR

SEKm	Jan 1 – Dec 31 2017	Jan 1 – Dec 31 2016
Pension expense		
Defined-benefit plans		
Expenses for pensions earned in the period	2	12
Interest expenses	7	6
Expense, defined-benefit plans	**9**	**18**
Expense, defined-contribution plans	72	50
Special employer's contribution	17	12
Total expense for post-employment remuneration	**97**	**80**
Expense for defined-benefit plans is recognised in the following income statement items:		
Administrative expenses	2	12
Financial expenses	7	6
Expense, defined-benefit plans	**9**	**18**
Actual return on plan assets	**9**	**9**
Expense recognised in other comprehensive income		
Revaluations		
Actuarial gain (+)/loss (-)	-9	-62
Difference between actual return and return under the discount rate on plan assets	4	4
Recognised in other comprehensive income, net	**-4**	**-59**

DEFINED-BENEFIT PENSION PLANS

SEKm	Dec 31 2017	Dec 31 2016
Defined-benefit commitments and value of plan assets		
Fully or partly funded commitments		
Present value of defined-benefit commitments	400	406
Fair value of plan assets	-179	-170
Total fully or partly funded commitments	**221**	**236**
Present value of non-funded defined-benefit commitments	7	8
Net amount in balance sheet (commitments +, assets –)	**229**	**244**
Net amount is recognised in the following items in the balance sheet:		
Pension provisions	**229**	**244**

Management pension
During the period when operations were part of Telia Company AB (publ), the then CEOs of Com Hem AB had pension agreements over and above the ITP plan for that portion of salary exceeding 30 basic amounts, for retirement pensions and family pensions.

Conditional early retirement pension
According to transitional rules, some of Com Hem's employees are entitled to retire before 65 years of age. This applies to staff who had this right as of 31 December 1991 pursuant to the previous PA 91 central government collective agreement, and that have remained in the same employment as when the transition rules came into effect. This expense has been provisioned with Telia Company AB (publ). Telia Company AB (publ) invoiced Com Hem AB quarterly up to and including June 5, 2003 for the associated provisioning of additional vested conditional pension entitlements. After this date, Com Hem AB has recognised a provision for this expense. When early pension is exercised, funds are partly returned from Telia Company AB (publ) to Com Hem AB, and the remaining is utilised from Com Hem AB's own provision.

At December 31, 2017, the weighted average term for Com Hem's commitments under defined-benefit pension plans was 22.4 years (23.2 years). In 2018, Com Hem estimates that SEK 6m (5) will be paid to former employees from defined-benefit plans that are recognised as a liability in the Group's balance sheet.

CHANGES IN THE PRESENT VALUE OF THE COMMITMENT FOR DEFINED-BENEFIT PLANS

SEKm	ITP/PRI	Management pension	Conditional early retirement pension	Total
Change in pension commitments				
At beginning of 2017	406	1	7	414
Expense for pension benefits earned in the period	2	0	0	2
Interest expenses	11	0	0	12
Pension disbursements	-6	0	0	-6
Actuarial gains and losses on amended financial assumptions	9	0	0	9
Experience adjustments	-22	0	-1	-23
At year-end 2017	**400**	**1**	**6**	**408**

SEKm	ITP/PRI	Management pension	Conditional early retirement pension	Total
Change in pension commitments				
At beginning of 2016	326	1	7	334
Expense for pension benefits earned in the period	12	0	0	12
Interest expenses	11	0	0	11
Pension disbursements	-5	0	0	-5
Actuarial gains and losses on amended financial assumptions	62	0	0	62
Experience adjustments	-1	0	0	-1
At year-end 2016	**406**	**1**	**7**	**414**

The present values of the commitments are distributed among members of the plans as follows:

- Active members 1% (44%)
- Former employees 77% (38%)
- Pensioners 22% (18%)

ACTUARIAL ASSUMPTIONS

The following material actuarial assumptions have been applied to calculate commitments:

Weighted average values	Dec 31 2017	Dec 31 2016
Discount rate	2,70%	2.80%
Increase in income base amount	3,00%	3.00%
Expected inflation assumption	2,00%	2.00%
Future salary increases	3,00%	3.00%
Termination rate	5,00%	5.00%
Longevity assumption	DUS14[1]	DUS14[1]

[1] Mortality assumption based on current mortality survey in Sweden.

Annual Report 2017

COM HEM

Notes 58

From 2016 the mortality assumptions has been changed to DUS 14. The mortality assumptions of DUS 14 are based on the latest large mortality survey made in Sweden. The assumptions are divided amongst the generations and the underlying data is based on statistics on mortality from the majority of the Swedish insurance companies. The mortality assumptions used by Com Hem are applicable for insured officials, which is the category most in line with the companys employees. The new mortality assumptions gives increased longelivety for men as well as women.

Longevity assumptions are based on statistical publications and data sets on mortality. Commitments are calculated based on the longevity assumptions in the table below:

Dec 31 2017	ITP/PRI	Management pension	Conditional early retirement pension
Longevity assumptions at age 65 for current pensioners:			
Men	21.7	21.7	21.7
Women	24.2	24.2	24.2
Longevity assumptions at age 65 for current members aged 45:			
Men	23.4	23.4	23.4
Women	25.3	25.3	25.3

SENSITIVITY ANALYSIS

The table below sets out possible changes of actuarial assumptions at the reporting date, holding other assumptions constant, and how these would affect the defined-benefit commitment.

SEKm	Increase	Decrease
Discount rate (1% change)	-70	94
Expected inflation assumption (1% change)	92	-69

FUNDING OF DEFINED-BENEFIT PENSION PLANS

Com Hem's defined-benefit pension plan under ITP 2 is partially funded by assets separated into a trust. Other smaller pension plans (management pension and conditional early retirement pension) are non-funded. Com Hem AB's trust assets are invested in Telia Company AB's (publ) pension fund, which was founded in 1998 when Com Hem was a subsidiary of Telia Company AB (publ). These plan assets may only be used to pay benefits under pension agreements. At December 31, 2017, Com Hem AB's deposits to the fund totalled SEK 74m (74). The pension fund's capital, except for index-linked bonds, is managed by various asset management companies. Any changes in the real interest portfolio is determined by the trust's Board. Com Hem AB's share of the pension fund is revalued monthly to market value. At December 31,2017, the market value of Com Hem AB's share of the assets in the pension trust amounted to SEK 179m (170).

CHANGE IN FAIR VALUE OF PLAN ASSETS

SEKm	ITP/PRI	Management pension	Conditional early retirement pension	Total
Change in fair value of plan assets				
At beginning of 2017	170	-	-	170
Interest income recognised in net result	5	-	-	5
Actuarial gain/loss	4	-	-	4
At year-end 2017	**179**	**-**	**-**	**179**

SEKm	ITP/PRI	Management pension	Conditional early retirement pension	Total
Change in fair value of plan assets				
At beginning of 2016	161	-	-	161
Interest income recognised in net result	5	-	-	5
Actuarial gain/loss	4	-	-	4
At year-end 2016	**170**	**-**	**-**	**170**

The assets in the pension trust are as follows:

SEKm	Dec 31 2017	Dec 31 2016
Equity securities		
Swedish shares	4.1%	3.9%
Global shares	33.2%	29.6%
Interest-bearing securities		
Index-linked bonds	13.5%	14.4%
Mortgage bonds	21.0%	21.9%
Other fixed-interest securities	7.9%	12.4%
Alternative investments	20.3%	17.8%
Total	**100%**	**100%**

NOT 21 OTHER PROVISIONS

SEKm	Dec 31 2017	Dec 31 2016
At the beginning of the year	168	3
During the year:		
Provisions	6	2
Business combinations[1]	-	174
Provisions used during the year	-29	-11
At the end of the year	**145**	**168**
Where of		
Long term provisions	97	140
Current provisions	49	29
Total	**145**	**168**
Maturity:		
Within 1 year	49	29
Between 1-5 years	89	136
Longer than 5 years	8	3

[1] In connection with the acquisition of Boxer TV-Access AB ("Boxer") provisions were made as an existing long-term fixed-price contract for the supply of transmission was valued at a negative fair value of SEK 174 m, which will be released over the contract period extending to March 31, 2020.

Annual Report 2017

Notes 59

NOTE 22 OTHER LIABILITIES

SEKm	Dec 31 2017	Dec 31 2016
Other current liabilities		
Current tax liabilities	0	31
Employee withholding taxes	15	14
Value-added taxes	97	85
Other liabilities	25	17
Total	**137**	**148**

NOTE 23 ACCRUED EXPENSES AND PREPAID INCOME

SEKm	Dec 31 2017	Dec 31 2016
Prepaid income	758	772
Accrued personnel expenses	151	137
Accrued content expenses	153	172
Accrued interest expenses	119	62
Other accrued expenses	244	164
Total	**1,425**	**1,307**

NOTE 24 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES BY VALUATION CATEGORY

Fair values and carrying amounts are measured in the balance sheet as follows:

	Dec 31 2017					
SEKm	Financial assets at fair value through profit or loss	Loan receivables and trade receivables measured at amortised cost	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortised cost	Carrying amount	Fair value
Trade receivables	-	197	-	-	**197**	197
Accrued income	-	115	-	-	**115**	115
Other receivables	-	25	-	-	**25**	25
Cash and cash equivalents	-	590	-	-	**590**	590
Non-current interest-bearing liabilities, bond loans	-	-	-	-3,957	**-3,957**	-4,148
Non-current interest-bearing liabilities, credit institutions	-	-	-	-6,147	**-6,147**	-6,147
Current interest-bearing liabilities	-	-	-	-903	**-903**	-903
Trade payables	-	-	-	-539	**-539**	-539
Other current liabilities	-	-	-	-25	**-25**	-25
Accrued expenses	-	-	-	-600	**-600**	-600
Total financial assets and liabilities by category	**-**	**927**	**-**	**-12,171**	**-11,244**	**-11,435**

	Dec 31 2016					
SEKm	Financial assets at fair value through profit or loss	Loan receivables and trade receivables measured at amortised cost	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortised cost	Carrying amount	Fair value
Trade receivables	-	159	-	-	**159**	159
Accrued income	-	83	-	-	**83**	83
Other receivables	-	44	-	-	**44**	44
Cash and cash equivalents	-	470	-	-	**470**	470
Non-current interest-bearing liabilities, bond loans	-	-	-	-3,948	**-3,948**	-4,039
Non-current interest-bearing liabilities, credit institutions	-	-	-	-6,232	**-6,232**	-6,232
Current interest-bearing liabilities	-	-	-	-517	**-517**	-517
Trade payables	-	-	-	-566	**-566**	-566
Other current liabilities	-	-	-	-17	**-17**	-17
Accrued expenses	-	-	-	-486	**-486**	-486
Total financial assets and liabilities by category	**-**	**756**	**-**	**-11,767**	**-11,011**	**-11,102**

Annual Report 2017

COM HEM

Notes 60

FAIR VALUE OF ASSETS AND LIABILITIES

Fair values are described below. The amounts indicated are unrealised and will not necessarily be realised.

Derivative instruments

At the end of 2017 and 2016 Com Hem had no derivative instruments outstanding. The fair value of currency forward contracts are based on valuations conducted by intermediary credit institutions, with accuracy tested by discounting estimated future cash flows pursuant to contract terms and maturity dates, and proceeding from market interest rates for similar instruments at the reporting date. The discount rate applied is based at interest rates of similar instruments at the reporting date.

Interest-bearing liabilities

Financial liabilities that are not derivative instruments have a floating interest rate and thus carrying amount are assumed to correspond to fair value. The fair value of the Group's listed bonds is determined based on market price (level 1).

Trade receivables and trade payables

Due to the short terms of trade receivables and trade payables, carrying amounts are assumed to be the best approximation of fair value.

Fair value hierarchy

Financial instruments are measured at fair value by measurement method, each level is defined as follows:

Level 1

Financial instruments where fair value is determined according to prices quoted on an active marketplace for the same instrument. Such instruments include: Shares, bonds and standard warrants that are actively traded.

Level 2

Financial instruments where fair value is determined on the basis of either direct (as price) or indirect (derived from prices) observable market data that is not included in level 1. Such instruments include: Bonds and certain OTC products such as interest rate swaps, currency forwards, collars and shares. The Group has only from time to time level 2 instruments comprising currency forward contracts.

Level 3

Financial instruments where fair value is determined on the basis of input data that is not observable on the market. Such instruments include: Unlisted shares and warrants where the underlying instrument is not priced in active markets.

NOTE 25 FINANCIAL RISKS AND TREASURY POLICY

The Group is exposed to various types of financial risk through its daily operating activities. Financial risk refers to refinancing risks, liquidity risks and fluctuations in the company's income statement, balance sheet and cash flows resulting from variations in exchange rates, interest levels and credit margins. The Board of Directors has formulated the Group's treasury policy for managing financial risks, which sets a framework of guidelines and regulations for financing activities.

REFINANCING AND LIQUIDITY RISKS

Refinancing risk is defined as the risk of existing lenders being unwilling to renew their outstanding loans or the Group's loans and credit facilities not being sufficient to satisfy the company's need for capital. The treasury policy stipulates that there should be a liquidity reserve of at least SEK 500m as a buffer for unforeseen events. This liquidity reserve consists of cash and cash equivalents, potential short-term financial assets and unutilised confirmed credit facilities.

At December 31, 2017 and 2016, the liquidity reserve is divided as follows:

SEKm	Dec 31 2017	Dec 31 2016
Cash and bank balances	590	470
Unutilised credit facilities	1,100	1,400
Total liquidity reserve	**1,690**	**1,870**

At December 31, 2017, the Group's total credit facilities,including the outstanding SEK bond, amounted to SEK 12,175m (SEK 12,175m) with an average remaining term of 2.3 years.

Liquidity forecasts are prepared regularly as part of the Group's budgeting and forecast process. Advance billing is usually applied which has a positive effect on the Group's liquidity and working capital. Consumers are normally billed monthly in advance. Landlords are normally billed quarterly in advance.

LIABILITIES OVERVIEW AND UNUTILISED CREDIT AT DECEMBER 31 2017

SEKm	Maturity date	Interest base/Coupon	Total credit	Utilised amount	Unutilised amount
Bank debt					
Facility A	Jun 26, 2019	Floating	3,500	3,500	–
Revolving Credit Facility	Jun 26, 2019	Floating	2,000	-	2,000
Commercial papers	short-term	Fixed	n/a	900	-900
Incremental facilities	Jun 26, 2019	Floating	2,675	2,675	–
Outstanding notes at fixed interest rates					
SEK 1,750m, 2016/2021 Notes	Jun 23, 2021	Fixed | 3.625%	1,750	1,750	–
SEK 2,250m, 2016/2022 Notes	Feb 25, 2022	Fixed | 3.5%	2,250	2,250	–
Total credit facilities			**12,175**	**11,075**	**1,100**

Annual Report 2017

COM HEM

Notes 61

LIABILITIES OVERVIEW AND UNUTILISED CREDIT AT DECEMBER 31 2016

SEKm	Maturity date	Interest base/Coupon	Total credit	Utilised amount	Unutilised amount
Bank debt					
Facility A	Jun 26, 2019	Floating	3,500	3,500	-
Revolving Credit Facility	Jun 26, 2019	Floating	2,000	600	1,400
Incremental Facility 2,4,7	Jun 26, 2019	Floating	2,175	2,175	-
Incremental Facility 6	Dec 31, 2017	Floating	500	500	-
Outstanding notes at fixed interest rates					
SEK 1,750m, 2016/2021 Notes	Jun 23, 2021	Fixed | 3.625%	1,750	1,750	-
SEK 2,250m, 2016/2022 Notes	Feb 25, 2022	Fixed | 3.5%	2,250	2,250	-
Total credit facilities			**12,175**	**10,775**	**1,400**

Refinancing in 2017
In September, the Group through its wholly owned subsidiary Com Hem Sweden AB (publ) issued commercial papers of SEK 900m, which is short term funding fully backed up by undrawn amount on the long term revolving credit facility (as shown in the table for 2017 above).

Refinancing in 2016
On June 10, 2016, Com Hem announced that its subsidiary Com Hem Sweden AB (publ), former NorCell Sweden Holding 3 AB (publ), had issued new Senior Notes, in the total amount of SEK 1,750m. The new notes have a fixed rate coupon of 3.625% and matures in June 2021. The proceeds from the issue was used to prepay Incremental Facility 3 (SEK 500m) due in March 2017, and to amortise on the Revolving Credit Facility.

Incremental Facility 7 (SEK 800m) was signed in June 2016 and was fully utilised together with Revolving Credit Facility and own cash when the acquisition of Boxer TV-access AB was closed on September 30, 2016. In April 2016 Incremental Facility 5 (SEK 500m), was replaced by an extended facility, Incremental Facility 6 (SEK 500m), due December 31, 2017.

On November 11, 2016, Com Hem announced that its subsidiary Com Hem Sweden AB (publ) had issued new notes in the total amount of SEK 2,250m. The new notes have a fixed rate coupon of 3.50% and matures February 25, 2022. The proceeds from the new notes were, together with existing unutilised credit facilities, used to redeem the SEK 2,500m 2014/2019 Notes in full, which was completed on November 25, 2016. In connection with the redemption a premium of SEK 66m was paid. Following the refinancing the average blended interest rate of the Group's debt portfolio decreased from approximately 3% in the first nine months of 2016 to 2.5% in December 2016.

On November 18, 2016 Com Hem announced that Com Hem Sweden AB (publ) had given notice to initiate a written procedure under its SEK 1,750m 2016/2021 Notes requesting that certain terms should be harmonised with those of the SEK 2,250m 2016/2022 Notes. The written procedure was closed on December 12, 2016 after a sufficient majority of the noteholders had approved the request. Following the amendments of certain terms, which had previously been approved in relation to the loan facilities by the credit institutions, Com Hem was able to terminate an Intercreditor agreement and release certain securities.

Expected maturities of financial liabilities
On December 31, 2017 and 2016, the Group's interest-bearing borrowings, including repayments and estimated interest payments, had the following expected maturity structure. Forward rates have been used for estimated future interest payments related to instruments with full or partly variable interest.

Expected maturities of financial liabilities at December 31 2017:

SEKm	Nominal amount	Within 0-1 year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years	Beyond 5 years	Matures
Liabilities to credit institutions and commercial papers	7,075	900	6,175	-	-	-	-	2018-2019
Bond loans	4,000	-	-	-	1,750	2,250	-	2021-2022
Finance lease liabilities	3	3	-	-	-	-	-	-
Total interest-bearing liabilities	**11,078**	**903**	**6,175**	**-**	**1,750**	**2,250**	**-**	
Interest payments		291	227	142	110	13	-	
Net total	**11,078**	**1,193**	**6,403**	**142**	**1,860**	**2,263**	**-**	

Current liabilities (short-term interest-bearing liabilities, trade payables, other current liabilities and accrued expenses) are mostly due within 1 year of the reporting date.

Expected maturities of financial liabilities at December 31 2016:

SEKm	Nominal amount	Within 0-1 year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years	Beyond 5 years	Matures
Liabilities to credit institutions	6,775	500	-	6,275	-	-	-	2017-2019
Bond loans	4,000	-	-	-	-	1,750	2,250	2021-2022
Finance lease liabilities	20	17	3	-	-	-	-	-
Total interest-bearing liabilities	**10,795**	**517**	**3**	**6,275**	**-**	**1,750**	**2,250**	
Interest payments		273	279	258	142	110	13	
Net total	**10,795**	**790**	**282**	**6,533**	**142**	**1,860**	**2,263**	

Current liabilities (short-term interest-bearing liabilities, trade payables, other current liabilities and accrued expenses) are mostly due within 1 year after the reporting date.

Annual Report 2017

COM HEM

Notes 62

Interest rate risks

Interest risk is the risk that the fair value or future cash flows from a financial instrument varies because of changes in the market interest rates. The interest risk is managed at Group level within the framework of the stipulated treasury policy adopted by the Board. Sensitivity analyses are used when considering the appropriate interest structure in a given market environment. The Group's debt financing have both variable- and a fixed interest rates, and if needed the interest structure can be adjusted using derivatives.

Fixed interest structure

The Group's interest expenses would increase by approximately SEK 71m (68) on an annual basis with a 1% increase in the interest rate and the same hedging conditions that existed on the reporting date.

SEKm	Nominal amount	Net exposure	Distribution, %
2018	7,078	7,078	64%
2019	-	-	-
2020	-	-	-
2021	1,750	1,750	16%
2022	2,250	2,250	20%
Beyond 5 years	-	-	-
Total	**11,078**	**11,078**	**100%**

Currency risks

Currency risk is the risk that the fair value or future cash flows from a financial instrument varies because of fluctuations in exchange rates. The Group has no outstanding debt in foreign currency except from trade payables.

Transaction exposure – operational flows

All the Group's billing is in SEK, as are the majority of the Group's expenses. However, some purchases are denominated in other currencies, and accordingly, to reduce the earnings effect of exchange rates, the Group may hedge contracted flows in these currencies using forward contracts. Currency hedging is typically initiated when the Group enters an agreement that has a minimum exposure of SEK 10m in a foreign currency which must be met in a maximum period of 12 months. Currency hedges are reported at fair value in the balance sheet with value changes recognised in profit or loss.

Exchange rate differences arising in operations are recognised in profit or loss and have been allocated between other operating income of SEK 12m (5) and other operating expenses of SEK -5m (-12).

Transaction exposure by currency

	Jan 1 - Dec 31 2017		Jan 1 - Dec 31 2016	
SEKm	Amount	%	Amount	%
Currency				
EUR	-153	31%	-75	18%
NOK	-12	2%	-12	3%
USD	-328	66%	-335	77%
CHF	0	0%	0	0%
GBP	-2	0%	-3	1%
DKK	-1	0%	-2	1%
HKD	-1	1%	-	-
Total	**-497**	**100%**	**-428**	**100%**

Transaction exposure translated into SEK according to the currency distribution above representing 8%(11%) of the Group's total supplier spending.

During the period, consolidated cash flow would decrease by approximately SEK 24m (21) if the SEK had depreciated by 5% against the above currencies, assuming the same transaction exposure as during the financial year and no hedging.

Translation exposure – financial items

The Group's translation exposure arises if there are financial liabilities denominated in currencies other than the presentation currency. At the end of 2017, all interest-bearing liabilities were denominated in SEK.

Credit risk

Credit risk is the risk that the Group incurs losses due to a counterparty not fulfilling their obligations. The Group's exposure to credit risks are limited because advance billing is used for consumer, B2B and landlord services. Credit assessments are conducted for new customers, and the Group applies a fast debt recovery process, entailing termination of the customer's service if payment is not received. Due to the extensive size of the Group's customer base, there is no concentration of risk to a few major customers. Trade receivables are classified as doubtful from a collective assessment based on age and potential recovery attempts via debt collection agencies. Credit losses are small in relation to the Group's operations and cumulative credit losses for the financial year were 0.4% (0.3%) of total revenue. Cash and cash equivalents are placed in credit institutions with a solid credit rating.

Capital structure

The company defines capital as interest-bearing liabilities and equity. The company's objective is to have an effective capital structure that takes account of its operational and financial risks, helps maintain the confidence of investors, creditors and the market, and provides a stable basis for the sustainable development of the company's operations, while also ensuring shareholders receive satisfactory returns. The key ratio which the management and external stakeholders judge capital structure by is net debt in relation to underlying EBITDA (EBITDA before disposals excluding items affecting comparability and operating currency gains/losses). At the end of the period, the Group's net debt totalled SEK 10,488m (10,326), and the net debt/underlying EBITDA LTM was a multiple of 3.6x (3.7). The company's objective is to maintain leverage within the interval of a multiple of 3.5-4.0x underlying EBITDA LTM. At December 31, 2017 the conditions (net debt/underlying EBITDA LTM) had been met by a solid margin. The Board and Management regularly monitor and analyse the key ratios, which ultimately set the framework for the Group's capital structure.

NOTE 26 LEASING

Operating lease arrangements in which the company is the lessee

There are assets used in operations held through operating lease arrangements. The leasing fee is included in operating expenses and amounted to SEK 267m (309) for the financial year.

The Group's future commitments mainly comprise leases for infrastructure (such as fibre) with Skanova, the Swedish Rail Administration, Ericsson and Stockholm regional ICT network provider Stokab, as well as rents. None of these leases imply the transfer of ownership rights when the leases expire. The infrastructure leases contain a fixed cost for the number of connected households, and a variable component for new connection of households. The leases are indexed annually.

	Dec 31 2017	Dec 31 2016
SEKm	Future Minimum lease fees	Future Minimum lease fees
Within 1 year	121	164
1-5 years	300	267
More than 5 years	33	2
Total	**454**	**434**

Finance lease arrangements in which the company is the lessee

There are assets in operations held through finance lease arrangements, which are primarily associated with equipment for switching centers. At December 31, 2017, the carrying amount of these was SEK 3m (20), production facilities for SEK 1m (10) and other non-current intangible assets for SEK 2m (10). For most of the lease arrangements, the assets held can be acquired after 36 months. Future payments under these lease arrangements mature as follows:

	Dec 31 2017		Dec 31 2016	
SEKm	Minimum lease fee	Nominal value	Minimum lease fee	Nominal value
Within 1 year	3	3	17	17
1-5 years	-	-	3	3
More than 5 years	-	-	-	-
Total finance lease liabilities	**3**	**3**	**20**	**20**
Less interest portion		0		0
Total finance leases	**3**	**3**	**20**	**20**

Annual Report 2017

COM HEM

Notes 63

NOTE 27 INVESTMENT COMMITMENTS

The Group has signed agreements to acquire tangible and intangible fixed assets pursuant to the following table. These commitments are expected to be settled in the coming financial year.

SEKm	Dec 31 2017	Dec 31 2016
Production facilities	17	23
Customer equipment	60	18
Total	**77**	**41**

NOTE 28 PLEDGED ASSETS AND CONTINGENT LIABILITIES

SEKm	Dec 31 2017	Dec 31 2016
Pledged assets		
Other bank guarantees	0	0
Total	**0**	**0**

SEKm	Dec 31 2017	Dec 31 2016
Contingent liabilities		
Guarantee commitments, FPG/PRI	4	4
Total	**4**	**4**

NOTE 29 RELATED PARTIES

Relations and transactions with related parties

The Group has related party relationships with the company's major owners, Board members and Executive Management.

No material related-party transactions took place with the company's major owners or persons in senior positions during the financial year except for the information provided in Note 7.

NOTE 30 EVENTS AFTER THE REPORTING DATE

MERGER WITH TELE2

On January 10, 2018, it was announced that the Boards of Directors of Tele2 AB and Com Hem Holding AB have agreed on a combination of Tele2 and Com Hem through a statutory merger, creating a leading integrated connectivity provider. The merger will be implemented by Tele2 absorbing Com Hem. Com Hem shareholders will receive SEK 37.02 in cash plus 1.0374x B shares in Tele2 as merger consideration for each share in Com Hem. Please find further information on the merger in press release available at www.comhemgroup.se.

REPURCHASE OF SHARES

During the period from January 1 to February 16, 2018, an additional 925,403 shares were repurchased by an independent credit institute for an amount of SEK 124m in accordance with MAR and the Safe Harbour Regulation. Com Hem held 4,462,748 own shares as of February 16, 2018, corresponding to 2.5% of the total number of registered shares.

DIVIDENDS AND REPURCHASES OF SHARES

The Board is proposing to the AGM on March 21, 2018, a cash dividend of SEK 6.00 (4.00) per share to be distributed on two payment occasions with record dates March 23 and July 2, 2018.

NOTE 31 DETAILS OF THE PARENT COMPANY

Com Hem Holding AB is a Swedish registered limited company, (corp. reg. no. 556858-6613) with its registered office in Stockholm, Sweden. Com Hem's shares are listed on Nasdaq Stockholm, Large Cap. The consolidated accounts are available at Com Hem Holding AB's head office at Fleminggatan 18, 104 20 Stockholm, Sweden.

NOTE 32 EARNINGS PER SHARE

SEK	Jan 1–Dec 31 2017	Jan 1–Dec 31 2016
Basic earnings per share	2.55	1.66
Diluted earnings per share	2.53	1.66

The above computation of earnings per share is based on the net result and the number of shares as stated below.

BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share are calculated based on the net result for the year attributable to owners of the Parent Company and the weighted average number of outstanding shares.

SEKm	Jan 1–Dec 31 2017	Jan 1–Dec 31 2016
Net result for the year attributable to owners of the Parent Company	461	317
Average number of shares outstanding – before dilution	181,214,988	191,077,195
Effect of share-savings incentive programmes and warrants	1,321,302	145,965
Average number of shares outstanding – after dilution	182,536,290	191,223,160

INSTRUMENTS WITH POTENTIAL DILUTIVE EFFECT

Warrants

At the beginning of 2017 Com Hem had two warrant programmes, totalling 4,578,612 warrants outstanding, 2,289,306 warrants per program. In June 2017 the first warrant programme expired and in April Com Hem repurchased 2,289,306 warrants at a exercise price of SEK 73.08 per share, totalling SEK 94m. The second warrant programme expire in June 2018 at a exercise price of SEK 78.94 per share. The average share price for the company's ordinary shares during 2017 exceeded the exercise price for the warrants. Thus, there is a dilution effect taken into consideration when calculating the average number of shares outstanding presented above.

Share-savings incentive programme

The LTIP 2015, LTIP 2016 and LTIP 2017, share-savings incentive programmes, which is described in more detail in Note 7, Employees and personnel expenses, entitles its participants, after the qualification period and under certain conditions, to receive an allotment of shares without consideration. The average share price for the period exceeds the value of the remaining future services to recognise over the vesting period. A dilution effect therefore exists, which is taken into consideration when calculating the average number of shares outstanding after dilution, as described above.

Annual Report 2017

COM HEM

Notes 64

NOTE 33 DISCLOSURES FOR THE STATEMENT OF CASH FLOWS

ADJUSTMENT FOR ITEMS NOT INCLUDED IN CASH FLOW

SEKm	Jan 1 – Dec 31 2017	Jan 1 – Dec 31 2016
Depreciation/amortisation and impairment of assets	1,943	1,667
Unrealised exchange rate differences	0	1
Unrealised change in fair value of derivatives	-	0
Change in accrued borrowing costs and discounts	31	60
Change in accrued interest expense	57	17
Capital gain/loss on sale/disposal of non-current assets	12	3
Pension provisions	-19	12
Other provisions	-23	-8
Other profit/loss items not settled with cash	10	5
Total	**2,011**	**1,757**

RECEIVED AND PAID INTEREST

SEKm	Jan 1 – Dec 31 2017	Jan 1 – Dec 31 2016
Interest received	3	3
Interest paid	-215	-347

NET CASH FLOW CHANGE IN INTEREST-BEARING LIABILITIES

			Non-cash items	
SEKm	Dec 31 2016	Net cash flow	Change in accrual borrowing costs	Dec 31 2017
Long-term interest-bearing liabilities	10,177	-104	31	10,104
Current interest-bearing liabilities	500	400	-	900
Leasing liabilities	20	-17	-	3
Total interest-bearing liabilities	**10,698**	**279**	**31**	**11,007**

			Non-cash items	
SEKm	Dec 31 2015	Net cash flow	Change in accrual borrowing costs	Dec 31 2016
Long-term interest-bearing liabilities	9,130	987	60	10,177
Current interest-bearing liabilities	500	-	-	500
Leasing liabilities	48	-28	-	20
Total interest-bearing liabilities	**9,679**	**959**	**60**	**10,698**

Annual Report 2017

COM HEM

Parent Company 65
PARENT COMPANY
INCOME STATEMENT
Jan 1—Dec 31 Jan 1—Dec 31 SEKm Note 2017 2016
Total revenue A2 16 13 Administrative expenses -44 -27 Other operating income—0 Other operating expenses 0 0
Operating profit/loss A3, A4, A5 -28 -14
INCOME FROM FINANCIAL ITEMS
Result from participations in Group companies 173 -260 Interest income and similar items 185 191 Interest expense and similar items -97 -45
Net financial income and expenses A6, A13 262 -114
Result after financial items 234 -128
Income taxes A7 -51 28
Net result for the year 182 -100
PARENT COMPANY
STATEMENT OF COMPREHENSIVE INCOME
Jan 1—Dec 31 Jan 1—Dec 31 SEKm 2017 2016 Net result for the year 182 -100
OTHER COMPREHENSIVE INCOME
Items reclassified or that can be reclassified to profit or loss —Items that will not be reclassified to profit or loss —
Other comprehensive income for the year, net of tax —Comprehensive income for the year 182 -100
Annual Report 2017

Parent Company 66
PARENT COMPANY BALANCE SHEET
SEKm Note Dec 31 2017 Dec 31 2016 ASSETS
Non-current assets
Participations in Group companies A16 2,908 2,901 Receivables from Group companies A8,A12,A15 7,249 7,064 Non-current financial assets 2 1 Deferred tax assets A7 1 53
Total non-current assets 10,161 10,019
Current assets
Receivables from Group companies A12, A15 180 4 Prepaid expenses 2 3 Other receivables A12, A15 0 0 Cash and bank balances A12,A13 13 15
Total current assets 195 22
Total assets 10,356 10,041
EQUITY AND LIABILITIES
Equity A9
Restricted equity
Share capital 207 209
Unrestricted equity
Share premium reserve 4,935 6,524 Retained earnings 265 353 Net result for the year 182 -100
Total equity 5,589 6,986
Provisions
Other provisions 4 2
Total other provisions 4 2
Non-current liabilities
Non-current liabilities to Group companies A10,A12,A15 4,470 2,780
Total non-current liabilities 4,470 2,780
Current liabilities
Trade payables A12 1 0 Liabilities to Group companies A12, A15 260 260 Other current liabilities A12 13 6 Accrued expenses A11,A12 21 7
Total current liabilities 294 273
Total equity and liabilities 10,356 10,041
Annual Report 2017

Parent Company 67

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

	Restricted equity	Unrestricted equity		Total
SEKm	Share capital	Share premium reserve	Retained earnings incl. net result for the year	Equity
Opening equity, Jan 1 2017	**209**	**6,524**	**253**	**6,986**
Reduction of share capital	-8	-	8	-
Bonus issue	6	-	-6	-
COMPREHENSIVE INCOME FOR THE YEAR				
Net result for the year	-	-	182	182
Other comprehensive income for the year	-	-	-	-
Comprehensive income for the year	**-**	**-**	**182**	**182**
Contributions from and value transfers to owners				
Repurchase of shares	-	-770	-	-770
Dividend	-	-725	-	-725
Repurchase of warrants	-	-94	-	-94
Share-based remuneration	-	-	9	9
Total transactions with Group's owners	**-**	**-1,588**	**9**	**-1,579**
Closing equity, Dec 31 2017	**207**	**4,935**	**447**	**5,589**

	Restricted equity	Unrestricted equity		Total
SEKm	Share capital	Share premium reserve	Retained earnings incl. net result for the year	Equity
Opening equity, Jan 1 2016	**213**	**7,701**	**345**	**8,259**
Reduction of share capital	-18	-	18	-
Bonus issue	14	-	-14	-
COMPREHENSIVE INCOME FOR THE YEAR				
Net result for the year	–	–	-100	-100
Other comprehensive income for the year	–	–	-	-
Comprehensive income for the year	**–**	**–**	**-100**	**-100**
Contributions from and value transfers to owners				
Repurchase of shares	-	-888	-	-888
Dividend	-	-289	-	-289
Share-based remuneration	-	-	4	4
Total transactions with Group's owners	**-**	**-1,178**	**4**	**-1,173**
Closing equity, Dec 31 2016	**209**	**6,524**	**253**	**6,986**

Annual Report 2017

COM HEM

Parent Company 68
PARENT COMPANY CASH FLOW STATEMENT
Jan 1—Dec 31 Jan 1—Dec 31 SEKm Note 2017 2016 Operating activities
Result after financial items 234 -128 Adjustment for items not included in cash flow A19 -259 115
Cash flow from operating activities before changes in working A19 -25 -13 capital
Change in working capital
Increase(–)/decrease(+) in current receivables -2 -2 Increase(+)/decrease(–) in current liabilities 13 -3
Cash flow from operating activities -14 -18
Investing activities
Acquisition of non-current financial assets -1 -1
Cash flow from investing activities -1 -1
Financing activities
Repurchase of shares -764 -894 Repurchase of warrants -94 -Dividend -725 -289 Borrowings from Group companies 1,594 1,187
Cash flow from financing activities 12 4
Net change in cash and cash equivalents -2 -15 Cash and cash equivalents at beginning of year 15 30 Cash and cash equivalents at year-end 13 15
Annual Report 2017

Parent Company 69

NOTES TO THE PARENT COMPANY'S FINANCIAL STATEMENTS

NOTE A1 THE PARENT COMPANY'S ACCOUNTING POLICIES

The Parent Company has prepared its annual accounts in accordance with the Annual Accounts Act (1995:1554) and the Swedish Financial Reporting Board's recommendation *Accounting for Legal Entities*, RFR 2. It has also applied the statements on listed companies, published by the Swedish Financial Reporting Board. RFR 2 entails that the Parent Company, in the annual accounts of the legal entity, should apply all IFRS adopted by the EU, as far as possible within the framework of the Swedish Annual Accounts Act, and with regard to the relationship between accounting and taxation. The recommendation specifies the exceptions and additions to IFRS.

Differences between the accounting policies of the Group and the Parent Company

The differences between the accounting policies of the Group and the Parent Company are described below. The accounting policies shown below for the Parent Company have been applied consistently to all periods presented in the Parent Company's financial statements.

Classification and presentation

The Parent Company income statement and balance sheet are presented in accordance with the Annual Accounts Act, while the statement of comprehensive income, statement of changes in equity and statement of cash flows are based on *IAS 1 Presentation of Financial Statements* and *IAS 7 Statement of cash flows*. The difference compared with *IAS 1 Presentation of Financial Statements*, which is applied for the presentation of the Group's financial statements, mainly applies to the recognition of financial income and expenses, non-current assets and equity, and the existence of provisions as a separate heading in the balance sheet.

Subsidiaries

Participations in subsidiaries are recognised in the Parent Company using the cost method. This means that transaction expenses are included in the carrying amount. In the consolidated accounts, transaction expenses attributable to subsidiaries are recognised directly in profit or loss when they arise.

The measurement of contingent consideration is based on the likelihood that the purchase price will be paid. Any changes to the provision/receivable are added to/deducted from the cost. In the consolidated accounts, contingent consideration is measured at fair value with changes in value through profit or loss.

Group contributions and shareholder contributions for legal entities

The company applies the main principle of RFR 2 and recognises Group contributions received from subsidiaries as financial income according to the same principles as for dividends received. Group contributions received from the Parent Company are recognised directly in equity in the subsidiary. Group contributions paid to subsidiaries are equated with shareholder contributions paid and are recognised as an increase in participations in subsidiaries, to the extent that impairment is not required.

NOTE A2 CATEGORIES OF REVENUE

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Intragroup service assignments	16	13
Total	**16**	**13**

NOTE A3 EMPLOYEES AND PERSONNEL EXPENSES

PARENT COMPANY SALARIES, OTHER REMUNERATION AND SOCIAL SECURITY EXPENSES

	Jan 1 - Dec 31 2017		Jan 1 - Dec 31 2016	
SEKm	Salaries and remuneration	Social security expenses	Salaries and remuneration	Social security expenses
Anders Nilsson, CEO	12	5	11	4
- of which bonus	4	1	5	2
Pension expenses	1	0	1	0
Board members	4	0	4	-
Total	**17**	**5**	**16**	**4**

During the year, the Parent Company had 1 employee (1), which is the CEO.

Remuneration to each Board member and other information related to the Board of the Parent Company complies with the information provided for the Group, see note 7 in the Group's financial statements.

Share-savings incentive programme[1]

LTIP 2015	
No. of participants who are still employed	1
No. of savings shares	3,200
No. of Matching Shares awarded	1
Max. no. of Matching Shares	3,200
No. of Performance Shares awarded	6
Max. no. of Performance Shares	19,200
Estimated total cost, excluding social fees, SEKm	1
Maturity date	May 31, 2018

LTIP 2016	
No. of participants who are still employed	1
No. of savings shares	6,825
No. of Matching Shares awarded	1
Max. no. of Matching Shares	6,825
No. of Performance Shares awarded	6
Max. no. of Performance Shares	40,950
Estimated total cost, excluding social fees, SEKm	2
Maturity date	March 31, 2019

LTIP 2017	
No. of participants who are still employed	1
No. of savings shares	5,884
No. of Matching Shares awarded	1
Max. no. of Matching Shares	5,884
No. of Performance Shares awarded	6
Max. no. of Performance Shares	35,304
Estimated total cost, excluding social fees, SEKm	3
Maturity date	March 31, 2020

[1] For more information of LTIP 2015-2017, see Note 7 in the Group's financial reports.

Annual Report 2017

COM HEM

Parent Company 70

Accounting effects of share-based remuneration for LTIP 2015-2017

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Cost attributable to equity-settled instruments, excluding social fees	2	1

NOTE A4 FEES AND REIMBURSEMENTS TO AUDITORS

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Audit assignments	0	1
Other assignments	0	0
Total	**1**	**1**

NOTE A5 OPERATING EXPENSES BY TYPE

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Personnel expenses	-18	-15
Other operating expenses	-25	-12
Total	**-44**	**-27**

NOTE A6 NET FINANCIAL INCOME AND EXPENSES

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Income from participations in Group companies		
Group contribution received	173	-
Impairment of participations in Group companies	-	-260
Total	**173**	**-260**

Impairment of participations in Group companies 2016 took place as a result of shareholder and Group contributions.

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Interest income and similar items		
Interest income		
- loan receivables from Group companies	185	191
Other financial income	0	0
Total	**185**	**191**
Interest expenses and similar items		
Interest expenses		
- financial liabilities to Group companies measured at amortised cost	-96	-45
Other financial expenses	-1	0
Total	**-97**	**-45**
Total net financial income and expenses	**262**	**-114**

NOTE A7 INCOME TAXES

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Current tax		
Income taxes for the period	-	-
	-	-
Deferred tax		
Deferred tax on capitalised loss carryforwards	-52	28
Deferred tax relating to temporary differences	1	0
Total deferred tax	**-51**	**28**
Total recognised tax in the Parent Company	**-51**	**28**

RECONCILIATION OF EFFECTIVE TAX

SEKm	%	Jan 1 - Dec 31 2017	%	Jan 1 - Dec 31 2016
Result before tax		234		-128
Tax according to the current tax rate for the Parent Company	22.0	-51	22.0	28
Non-taxable income		0		0
Non-deductible expenses		0		-57
Tax effect of Group contributions recognised as an increase in shares in subsidiaries		-		57
Recognised effective tax	**22.0**	**-51**	**22.0**	**28**

Annual Report 2017

COM HEM

Parent Company 71
DEFERRED TAX ASSETS AND LIABILITIES
Dec 31 2017 Dec 31 2016 Deferred Deferred Deferred Deferred
SEKm tax assets tax liabilities Net tax assets tax liabilities Net
Provisions 1—1 0—0 Other 1—1 0—0 Loss carryforwards ——52—52
Net tax receivables/liabilities 1—1 53—53
CHANGE IN DEFERRED TAX IN TEMPORARY DIFFERENCES AND LOSS CARRYFORWARDS
Recognised Recognised in in other Jan 1 profit or comprehensive
SEKm 2017 loss income Dec 31 2017
Provisions 0 0—1 Other 0 0—1 Loss carryforwards 52 -52 —
Total 53 -51—1
Recognised Recognised in in other Jan 1 profit or comprehensive
SEKm 2016 loss income Dec 31 2016
Provisions 0 0—0 Other 0 0—0 Loss carryforwards 24 28—52
Total 25 28—53
Annual Report 2017

Parent Company 72

NOTE A8 NON-CURRENT FINANCIAL ASSETS AND OTHER RECEIVABLES

SEKm	Dec 31 2017	Dec 31 2016
Non-current receivables that are non-current assets		
Receivables from Group companies	7,249	7,064
Total	**7,249**	**7,064**

SEKm	Dec 31 2017	Dec 31 2016
At beginning of year	7,064	6,874
Future and settled receivables, net	185	190
Total	**7,249**	**7,064**

The company's receivables from Group companies carry interest equal to STIBOR plus 3.00%.

NOTE A9 EQUITY

Restricted equity
Share capital
At December 31, 2017, the registered share capital was SEK 206,601,513.01 corresponding to 181,770,814 shares. The quota value per share was about SEK 1.14. Each share equals one vote. According to the Articles of Association, share capital shall be a minimum of SEK 100,000,000 and a maximum of SEK 400,000,000. For information regarding buy backs, treasury shares and changes in share capital during 2017, see Note 18 Equity, in the financial report for the Group.

Unrestricted equity
Share premium reserve
When shares are issued at a premium, i.e. when more than the quota value is to be paid for the shares, an amount corresponding to the amount received above the quota value of the shares must be transferred to the share premium reserve.

Retained earnings
Retained earnings, net result for the year and the share premium reserve, comprise total unrestricted equity, i.e. the amount that is available for dividend payments to shareholders.

Dividend and repurchase of shares
The Board is proposing to the AGM in March to increase the cash dividend för 2018 by 50% to SEK 6.00 per share to be paid out in equal parts on two occasions, with record dates March 23 and July 2, 2018, totalling SEK 1,069,400,814 (725,066,922), based on the number of shares outstanding on December 31, 2017.

Proposed appropriation of profits
The profit at the disposal of the annual general meeting is as follows (SEK thousand):

Retained earnings	264,609
Share premium reserve	4,935,362
Net result for the year	182,348
Total	**5,382,319**

The Board of Directors proposes that the available profit and unrestricted reserves be distributed in the following manner, based on the number of shares outstanding at December 31, 2017 (SEK thousand):

Dividend, 178,233,469 shares * SEK 6.00	1,069,401
Brought forward to new account	4,312,918
- Of which share premium reserve	*3,865,961*
Total	**5,382,319**

NOTE A10 INTEREST-BEARING LIABILITIES

SEKm	Dec 31 2017	Dec 31 2016
Non-current liabilities		
Non-current liabilities to Group companies	4,470	2,780
Total	**4,470**	**2,780**

The company's liabilities to Group companies carry interest equal to STIBOR plus 3.00%.

NOTE A11 ACCRUED EXPENSES AND PREPAID INCOME

SEKm	Dec 31 2017	Dec 31 2016
Accrued personnel expenses	15	6
Other accrued expenses	6	1
Total	**21**	**7**

Annual Report 2017

COM HEM

Parent Company 73

NOTE A12 FINANCIAL ASSETS AND LIABILITIES BY CATEGORY

	Dec 31 2017					
SEKm	Financial assets at fair value through profit or loss	Loan receivables and trade receivables measured at amortised cost	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortised cost	Carrying amount	Fair value
Non-current receivables from Group companies	-	7,249	-	-	**7,249**	7,249
Current receivables from Group companies	-	180	-	-	**180**	180
Other current assets	-	0	-	-	**0**	0
Cash and cash equivalents	-	13	-	-	**13**	13
Non-current interest-bearing liabilities to Group companies	-	-	-	-4,470	**-4,470**	-4,470
Trade payables	-	-	-	-1	**-1**	-1
Other current liabilities	-	-	-	-12	**-12**	-12
Current liabilities to Group companies	-	-	-	-260	**-260**	-260
Accrued expenses	-	-	-	-11	**-11**	-11
Total financial assets and liabilities by category	**-**	**7,442**	**-**	**-4,753**	**2,689**	**2,689**

	Dec 31 2016					
SEKm	Financial assets at fair value through profit or loss	Loan receivables and trade receivables measured at amortised cost	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortised cost	Carrying amount	Fair value
Non-current receivables from Group companies	-	7,064	-	-	**7,064**	7,064
Current receivables from Group companies	-	4	-	-	**4**	4
Other current assets	-	0	-	-	**0**	0
Cash and cash equivalents	-	15	-	-	**15**	15
Non-current interest-bearing liabilities to Group companies	-	-	-	-2,780	**-2,780**	-2,780
Trade payables	-	-	-	0	**0**	0
Other current liabilities	-	-	-	-5	**-5**	-5
Current liabilities to Group companies	-	-	-	-260	**-260**	-260
Accrued expenses	-	-	-	-5	**-5**	-5
Total financial assets and liabilities by category	**-**	**7,083**	**-**	**-3,050**	**4,033**	**4,033**

Annual Report 2017

COM HEM

Parent Company 74

NOTE A13 FINANCIAL RISKS AND TREASURY POLICY

The Parent Company doesn't have any external interest-bearing liabilities. Long-term liabilities to Group companies are due beyond five years of the reporting date. Current liabilities (short-term liabilities to Group companies, trade payables, other current liabilities and accrued expenses) are essentially all due within one year of the reporting date. See Note 25 in the Group's financial statement.

NOTE A14 PLEDGED ASSETS AND CONTINGENT LIABILITIES

SEKm	Dec 31 2017	Dec 31 2016
Pledged assets		
Endowment insurance	2	1
Total	**2**	**1**

SEKm	Dec 31 2017	Dec 31 2016
Contingent liabilities		
Guarantee obligations for subsidiaries	4	4
Total	**4**	**4**

NOTE A15 RELATED PARTIES

Relations and transactions with related parties
The Parent Company has related party relationships with the company's major shareholders, subsidiaries and with Board members and Executive Management. The Parent Company's directly and indirectly owned subsidiaries are presented in Note A16.

The company's non-current receivables from subsidiaries amounted to SEK 7,249m (7,064) and non-current liabilities to subsidiaries were SEK 4,470m (2,780).

In addition to the above receivables and liabilities, the company had current receivables from subsidiaries of SEK 180m (4) and current liabilities of SEK 260m (260).

The company's total revenue pertained to intragroup service assignments and amounted to SEK 16m (13). Interest income and similar items and interest expense and similar items included interest from subsidiaries of SEK 185m (191) and SEK 96m (44), respectively. Result from participations in Group companies consists of received Group contributions of SEK 173m for 2017 and impairment of participations in Group companies for 2016 of SEK 260m due to paid Group contributions. All intragroup transactions occurred on market terms.

No related-party transactions took place with persons in senior positions during the financial year except for the information provided in Note A3 and Note 7.

NOTE A16 PARTICIPATIONS IN GROUP COMPANIES

SEKm	Dec 31 2017	Dec 31 2016
Accumulated cost		
At beginning of year	5,920	5,656
Shareholders' contributions paid	7	4
Group contributions paid	-	260
At year-end	**5,927**	**5,920**
Accumulated impairments		
At beginning of year	-3,019	-2,759
Impairment of participations in Group companies	-	-260
At year-end	**-3,019**	**-3,019**
Carrying amount at year-end	**2,908**	**2,901**

Impairment of participations in Group companies took place as a result of shareholder and Group contributions.

BREAKDOWN OF PARENT COMPANY'S DIRECT AND INDIRECT HOLDINGS OF PARTICIPATIONS IN SUBSIDIARIES

SEKm					Dec 31 2017
Subsidiaries	**Corporate identity number**	**Registered office**	**No. of shares**	**Holding %**	**Carrying amount**
Com Hem Sweden AB (publ)	556859-4195	Stockholm	600,000	100	2,908
Com Hem AB	556181-8724	Stockholm	50,000	100	-
iTUX Communication AB	556699-4843	Stockholm	100,000	100	-
Phonera Företag AB	556434-4397	Malmö	1,000	100	-
Boxer TV-Access AB	556548-1131	Stockholm	3,332	100	-
Total					**2,908**

Annual Report 2017

COM HEM

Parent Company 75

NOTE A17 EVENTS AFTER THE REPORTING DATE

MERGER WITH TELE2
On January 10, 2018, it was announced that the Boards of Directors of Tele2 AB and Com Hem Holding AB have agreed on a combination of Tele2 and Com Hem through a statutory merger, creating a leading integrated connectivity provider. The merger will be implemented by Tele2 absorbing Com Hem. Com Hem shareholders will receive SEK 37.02 in cash plus 1.0374x B shares in Tele2 as merger consideration for each share in Com Hem. Please find further information on the merger in press release available at www.comhemgroup.se.

REPURCHASE OF SHARES
During the period from January 1 to February 16, 2018, an additional 925,403 shares were repurchased by an independent credit institute for an amount of SEK 124m in accordance with MAR and the Safe Harbour Regulation. Com Hem held 4,462,748 own shares as of February 16, 2018, corresponding to 2.5% of the total number of registered shares.

DIVIDEND 2018
The Board is proposing to the AGM at March 21, 2018 a dividend of SEK 6.00 (4.00) per share to be paid out in equal parts on two occasions, with record dates March 23 and July 2, 2018.

NOTE A18 DETAILS OF THE PARENT COMPANY

Com Hem Holding AB is a Swedish registered limited company, (corp. reg. no. 556858-6613) with its registered office in Stockholm, Sweden. Com Hem's shares have been listed on Nasdaq Stockholm, Large Cap list. The consolidated accounts are available at Com Hem Holding AB's head office at Fleminggatan 18, 104 20 Stockholm, Sweden.

NOTE A19 DISCLOSURES FOR THE STATEMENT OF CASH FLOWS

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Depreciation/amortisation and impairment of assets	-	260
Provisions	2	1
Interest not settled with cash, Group companies	-89	-147
Group contributions not settled with cash	-173	-
Other profit/loss items not settled with cash	2	1
Total	**-259**	**115**

INTEREST RECEIVED AND PAID

SEKm	Jan 1 - Dec 31 2017	Jan 1 - Dec 31 2016
Interest received	-	0
Interest paid	0	0

NET CASH FLOW CHANGE IN INTEREST-BEARING LIABILITIES

			Non-cash items		
SEKm	Dec 31 2016	Net cash flow	Capitalised interest rate	Reclassification of current liabilities to Group companies	Dec 31 2017
Long-term interest-bearing liabilities	2,780	1,594	96	-	4,470
Total interest-bearing liabilities	**2,780**	**1,594**	**96**	**-**	**4,470**

			Non-cash items		
SEKm	Dec 31 2015	Net cash flow	Capitalised interest rate	Reclassification of current liabilities to Group companies	Dec 31 2016
Long-term interest-bearing liabilities	942	1,187	44	607	2,780
Total interest-bearing liabilities	**942**	**1,187**	**44**	**607**	**2,780**

Annual Report 2017

COM HEM

76
The Board and CEO declare that the annual accounts were prepared in accordance with generally accepted accounting principles in Sweden and the Group’s consolidated accounts were prepared in accordance with the international accounting standards referred to in the European Parliament’s and Council’s regulation (EG) No.
1606/2002 of 19 July 2002 concerning the application of international accounting standards. The annual accounts and the Group’s consolidated accounts provide a true and fair picture of the performance and financial position of the Parent Company and the Group. The Board of Directors’ Report for the Parent Company and the Group provides a true and fair picture of the development of the operations, financial position and performance of the Group and the Parent Company and also describes material risks and uncertainties to which the Parent Company and the other companies in the Group are exposed.
Stockholm, February 19, 2018
Andrew Barron
Chairman
Monica Caneman Thomas Ekman
Board member Board member
Eva Lindqvist Anders Nilsson
Board member Board member and Chief Executive Officer
Marianne Bolin Tomas Kadura
Employee representative Employee representative
Our audit report was submitted on February 20, 2018
KPMG AB
Tomas Gerhardsson
Authorised Public Accountant
Annual Report 2017

Audit Report 77
AUDIT REPORT
To the general meeting of the shareholders of Com Hem Holding AB, corp. id 556858-6613
REPORT ON THE ANNUAL ACCOUNTS AND CONSOLIDATED ACCOUNTS
Opinions
We have audited the annual accounts and consolidated accounts of Com Hem Holding AB for the year 2017, except for the sustainability report on pages 25-36. The annual accounts and consolidated accounts of the company are included on pages 9-76 in this document.
In our opinion, the annual accounts have been prepared in accordance with the Annual Accounts Act, and present fairly, in all material respects, the financial position of the parent company as of December 31, 2017 and its financial performance and cash flow for the year then ended in accordance with the Annual Accounts Act. The consolidated accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the group as of December 31, 2017 and their financial performance and cash flow for the year then ended in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and the Annual Accounts Act. Our opinions do not cover the sustainability report on pages 25-36.
A corporate governance statement has been prepared. The statutory administration report and the corporate governance statement are consistent with the other parts of the annual accounts and consolidated accounts, and the corporate governance statement is in accordance with the Annual Accounts Act. We therefore recommend that the general meeting of shareholders adopts the income statement and balance sheet for the parent company and the group. Our opinions in this report on the the annual accounts and consolidated accounts are consistent with the content of the additional report that has been submitted to the parent company’s audit committee in accordance with the Audit Regulation (537/2014) Article 11.
Basis for Opinions
We conducted our audit in accordance with International Standards on Auditing (ISA) and generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the parent company and the group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.This includes that, based on the best of our knowledge and belief, no prohibited services referred to in the Audit Regulation (537/2014) Article 5.1 have been provided to the audited company or, where applicable, its parent company or its controlled companies within the EU.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.
Key Audit Matters
Key audit matters of the audit are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts and consolidated accounts of the current period. These matters were addressed in the context of our audit of, and in forming our opinion thereon, the annual accounts and consolidated accounts as a whole, but we do not provide a separate opinion on these matters.
Valuation of goodwill and other intangible assets in the form of customer relationships and trademarks
See note 12 and accounting principles on pages 41 and 43-44 in the annual accounts and consolidated accounts for detailed information and description of the matter.
Description of key audit matter
The carrying value of goodwill in the consolidated accounts at December 31, 2017 amounted to SEK 11,321 million, relating to two different cash generating units, and the carrying value of other intangible assets in the form of customer relationships and trademarks was SEK 3,980 million.
The impairment tests of these assets comprise both complexity and are dependent on judgments of future internal as well as external conditions and plans. Examples of such judgments include forecasts of future cash flows, which in turn require assumptions to be made about future development and market conditions.
Another important assumption is which discount rate to be used in order to reflect the time value of money as well as the specific risks the operations face.
Response in the audit
We have assessed whether the impairment tests related to goodwill and trademarks have been prepared in accordance with the prescribed method as well as assessed the reasonableness in the group’s test of the carrying value of customer relationships.
Moreover, we have considered the reasonableness of the predicted future cash flows (such as revenue growth, development of the operating margin and investments) as well as the discount rates used through evaluation of the group’s written documentation and forecasts. Our work has also included to assess the accuracy of previous years’ cash flow forecasts in relation to actual outcome.
An important part of our work has also been to examine the group’s own sensitivity analysis to evaluate how reasonable changes in the assumptions may impact the valuation. We have involved our internal valuation specialists in the audit team, in particular in relation to the assumptions made regarding external markets and competitors as well as the group’s assessment of future cash flows. Furthermore, we have considered the completeness of the disclosures made relating to the impairment tests in the annual accounts and the consolidated accounts.
Annual Report 2017

Audit Report 78
Other Information than the annual accounts and consolidated
This document also contains other information than the annual accounts and consolidated accounts and is found on pages 1-8 and 80-82. The Board of Directors and the Chief Executive Officer are responsible for this other information.
Our opinion on the annual accounts and consolidated accounts does not cover this other information and we do not express any form of assurance conclusion regarding this other information.
In connection with our audit of the annual accounts and consolidated accounts, our responsibility is to read the information identified above and consider whether the information is materially inconsistent with the annual accounts and consolidated accounts. In this procedure we also take into account our knowledge otherwise obtained in the audit and assess whether the information otherwise appears to be materially misstated.
If we, based on the work performed concerning this information, conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of the Board of Directors and the Chief Executive Officer
The Board of Directors and the Chief Executive Officer are responsible for the preparation of the annual accounts and consolidated accounts and that they give a fair presentation in accordance with the Annual Accounts Act and, concerning the consolidated accounts, in accordance with IFRS as adopted by the EU. The Board of Directors and the Chief Executive Officer are also responsible for such internal control as they determine is necessary to enable the preparation of annual accounts and consolidated accounts that are free from material misstatement, whether due to fraud or error.
In preparing the annual accounts and consolidated accounts The Board of Directors and the Chief Executive Officer are responsible for the assessment of the company’s and the group’s ability to continue as a going concern. They disclose, as applicable, matters related to going concern and using the going concern basis of accounting. The going concern basis of accounting is however not applied if the Board of Directors and the Chief Executive Officer intend to liquidate the company, to cease operations, or has no realistic alternative but to do so.
The Audit Committee shall, without prejudice to the Board of Director’s responsibilities and tasks in general, among other things oversee the company’s financial reporting process.
Auditor’s responsibility
Our objectives are to obtain reasonable assurance about whether the annual accounts and consolidated accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinions. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and generally accepted auditing standards in Sweden will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts and consolidated accounts.
As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
Identify and assess the risks of material misstatement of the annual accounts and consolidated accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opin- ions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
Obtain an understanding of the company’s internal control relevant to our audit in order to design audit procedures that are appropriate in the circum- stances, but not for the purpose of expressing an opinion on the effective- ness of the company’s internal control.
Evaluate the appropriateness of accounting policies used and the reasona- bleness of accounting estimates and related disclosures made by the Board of Directors and the Chief Executive Officer.
Conclude on the appropriateness of the Board of Directors’ and the Chief Executive Officer’s, use of the going concern basis of accounting in prepar- ing the annual accounts and consolidated accounts. We also draw a con- clusion, based on the audit evidence obtained, as to whether any material uncertainty exists related to events or conditions that may cast significant doubt on the company’s and the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the annual accounts and consolidated accounts or, if such disclosures are inad- equate, to modify our opinion about the annual accounts and consolidated accounts. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company and a group to cease to continue as a going concern.
Evaluate the overall presentation, structure and content of the annual accounts and consolidated accounts, including the disclosures, and whether the annual accounts and consolidated accounts represent the underlying transactions and events in a manner that achieves fair presentation.
Obtain sufficient and appropriate audit evidence regarding the financial in- formation of the entities or business activities within the group to express an opinion on the consolidated accounts. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsi- ble for our opinions.
We must inform the Board of Directors of, among other matters, the planned scope and timing of the audit. We must also inform of significant audit findings during our audit, including any significant deficiencies in internal control that we identified.
We must also provide the Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with the Board of Directors, we determine those matters that were of most significance in the audit of the annual accounts and consolidated accounts, including the most important assessed risks for material misstatement, and are therefore the key audit matters. We describe these matters in the auditor’s report unless law or regulation precludes disclosure about the matter.
Annual Report 2017

Audit Report 79
REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS
Opinions
In addition to our audit of the annual accounts and consolidated accounts, we have also audited the administration of the Board of Directors and the Chief Executive Officer of Com Hem Holding AB for the year 2017 and the proposed appropriations of the company’s profit or loss.
We recommend to the general meeting of shareholders that the profit be appropriated in accordance with the proposal in the statutory administration report and that the members of the Board of Directors and the Chief Executive Officer be discharged from liability for the financial year.
Basis for Opinions
We conducted the audit in accordance with generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the parent company and the group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.
Responsibilities of the Board of Directors and the Chief Executive Officer
The Board of Directors is responsible for the proposal for appropriations of the company’s profit or loss. At the proposal of a dividend, this includes an assessment of whether the dividend is justifiable considering the requirements which the company’s and the group’s type of operations, size and risks place on the size of the parent company’s and the group’s equity, consolidation requirements, liquidity and position in general.
The Board of Directors is responsible for the company’s organization and the administration of the company’s affairs. This includes among other things continuous assessment of the company’s and the group’s financial situation and ensuring that the company’s organization is designed so that the accounting, management of assets and the company’s financial affairs otherwise are controlled in a reassuring manner.
The Chief Executive Officer shall manage the ongoing administration according to the Board of Directors’ guidelines and instructions and among other matters take measures that are necessary to fulfill the company’s accounting in accordance with law and handle the management of assets in a reassuring manner.
Auditor’s responsibility
Our objective concerning the audit of the administration, and thereby our opinion about discharge from liability, is to obtain audit evidence to assess with a reasonable degree of assurance whether any member of the Board of Directors or the Chief Executive Officer in any material respect:
has undertaken any action or been guilty of any omission which can give rise to liability to the company, or in any other way has acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association.
Our objective concerning the audit of the proposed appropriations of the company’s profit or loss, and thereby our opinion about this, is to assess with reasonable degree of assurance whether the proposal is in accordance with the Companies Act.
Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in Sweden will always detect actions or omissions that can give rise to liability to the company, or that the proposed appropriations of the company’s profit or loss are not in accordance with the Companies Act.
As part of an audit in accordance with generally accepted auditing standards in Sweden, we exercise professional judgment and maintain professional skepticism throughout the audit. The examination of the administration and the proposed appropriations of the company’s profit or loss is based primarily on the audit of the accounts. Additional audit procedures performed are based on our professional judgment with starting point in risk and materiality. This means that we focus the examination on such actions, areas and relationships that are material for the operations and where deviations and violations would have particular importance for the company’s situation. We examine and test decisions undertaken, support for decisions, actions taken and other circumstances that are relevant to our opinion concerning discharge from liability. As a basis for our opinion on the Board of Directors’ proposed appropriations of the company’s profit or loss we examined the Board of Directors’ reasoned statement and a selection of supporting evidence in order to be able to assess whether the proposal is in accordance with the Companies Act.
The auditor’s opinion regarding the statutory sustainability report
The Board of Directors is responsible for the sustainability report on pages 25-36, and that it is prepared in accordance with the Annual Accounts Act.
Our examination has been conducted in accordance with FAR:s auditing standard RevR 12 The auditor’s opinion regarding the statutory sustainability report. This means that our examination of the statutory sustainability report is different and substantially less in scope than an audit conducted in accordance with International Standards on Auditing and generally accepted auditing standards in Sweden. We believe that the examination has provided us with sufficient basis for our opinion.
A statutory sustainability report has been prepared.
KPMG AB, P.O.Box 382, SE 101 27, Stockholm, was appointed auditor of Com Hem Holding AB by the general meeting of the shareholders on March 23, 2017. KPMG AB or auditors operating at KPMG AB have been the company’s auditor since 2011.
Stockholm February 20, 2018
KPMG AB
Tomas Gerhardsson
Authorized Public Accountant
Annual Report 2017

Financial key metrics and APM per year 80

FINANCIAL KEY METRICS AND ALTERNATIVE PERFORMANCE MEASURES PER YEAR

Group	2017	2016	2015	2014
REVENUE AND EARNINGS				
Total revenue, SEKm	7,136	5,665	5,000	4,761
Underlying EBITDA, SEKm	2,926	2,547	2,346	2,262
Underlying EBITDA margin, %	41.0	45.0	46.9	47.5
EBITDA, SEKm	2,855	2,518	2,269	2,004
EBITDA margin, %	40.0	44.5	45.4	42.1
Operating profit (EBIT), SEKm	912	851	724	566
EBIT margin, %	12.8	15.0	14.5	11.9
Financial income and expenses, SEKm	-319	-440	-605	-2,082
Result after financial items, SEKm	593	411	119	-1,517
Net result for the year, SEKm	461	317	92	-1,051
Capex, SEKm	1,138	893	991	1,051
CASH FLOW SUMMARY				
Cash flow from operating activities, SEKm	2,557	2,216	1,770	227
Cash flow from investing activities, SEKm	-1,134	-2,266	-976	-1,318
Cash flow from financing activities, SEKm	-1,303	-224	-768	685
Net change in cash and cash equivalents, SEKm	120	-274	27	-406
Cash and cash equivalents at year-end, SEKm	590	470	743	716
FINANCIAL POSITION				
Total assets, SEKm	18,616	19,256	18,078	18,720
Net debt/Underlying EBITDA	3.6x	3.7x	3.8x	3.9x
Equity, SEKm	4,380	5,501	6,403	7,233
Equity/assets ratio, %	24	29	35	39
PER SHARE METRICS				
Earnings per share before/after dilution, SEK	2.55	1.66	0.45	-6.67
Equity per share, SEK	25	30	33	35
Average number of outstanding shares – before dilution	181,214,988	191,077,195	204,068,412	157,482,824
Average number of outstanding shares – after dilution	182,536,290	191,223,160	204,112,130	157,482,824
Number of outstanding shares at year-end	178,233,469	185,210,185	196,998,253	207,529,597
EMPLOYEES				
Average number of employees	967	1,047	1,084	1,015
DEVELOPMENT OF KEY OPERATING METRICS[1]				
Operating segment Com Hem				
Addressable footprint, thousands	2,628	2,265	1,968	1,876
Unique consumer subscribers, thousands	983	945	911	876
Consumer Churn, %	13.1	13.2	13.2	15.2
Total consumer RGUs, thousands	1,671	1,627	1,616	1,566
Broadband RGUs, thousands	750	702	658	612
Digital TV RGUs, thousands	655	644	635	618
– of which TiVo customers, thousands	*264*	*246*	*224*	*164*
Fixed telephony RGUs, thousands	266	282	322	337
Consumer ARPU, SEK	372	369	361	360
Operating segment Boxer				
Unique consumer subscribers, thousands	451	495	541	n/a
Consumer Churn, %	17.0	16.6	n/a	n/a
Total consumer RGUs, thousands	480	511	n/a	n/a
Broadband RGUs, thousands	28	11	n/a	n/a
Digital TV RGUs, thousands	443	493	n/a	n/a
Fixed telephony RGUs, thousands	8	7	n/a	n/a
Consumer ARPU, SEK	299	290	n/a	n/a

[1] Boxer was acquired on September 30, 2016 when controlling influence of operations was obtained and the entity was consolidated from that date. Figures relating to periods before the acquisition date are included for comparability purposes.

Annual Report 2017

COM HEM FÖRETAG

Definitions of financial key metrics and APM 81
DEFINITIONS OF FINANCIAL KEY METRICS AND ALTERNATIVE PERFORMANCE MEASURES (APM)
IFRS-MEASURE
Earnings per share Net result for the period attributable to owners of the Parent Company divided by the average number of shares outstanding.
ALTERNATIVE PERFORMANCE MEASURES
An alternative performance measure is understood as a financial measure other than a financial measure defined or specified in the applicable financial reporting framework. The alternative performance measures presented is primarily found in the Board of Director’s report and is a complement to financial measures defined in IFRS and are used by management to evaluate ongoing operations and control activities. Alternative performance measures presented in these interim financial statements should not be considered as a substitute for measures of performance in accordance with IFRS and may not be comparable to similarly titled measures by other companies. For more information regarding the purpose with presented APMs please visit http://www. comhemgroup.se/en/investors/definitions/.
Capital expenditure (Capex) Capital expenditure in intangible assets and property, plant and equipment, including capital expenditure financed by leasing.
EBITDA EBIT excluding depreciation and amortisation. EBITDA-marginal EBITDA as a percentage of revenue. Equity/assets ratio Equity as a percentage of total assets.
Equity free cash flow Underlying EBITDA less Capex, interest on bank debt and notes, taxes and change in net working capital.
Equity per share Equity divided by the total number of outstanding shares.
Items affecting comparability Items of temporary nature such as staff costs related to restructuring and transaction costs related to acquisitions.
OTHER MEASURES
Consumer ARPU Consumer ARPU is calculated by dividing all digital-TV, broadband, fixed telephony and other revenue that can be allocated to each consumer service for the period in question, by the average number of total unique consumer subscribers for the respective period, and further by the number of months in the period. The average number of subscribers is calculated as the number of unique consumer subscribers on the first day in the respective period plus the number of unique consumer subscribers on the last day of the respective period, divided by two.
Net debt Interest-bearing liabilities, excluding borrowing costs, less cash and cash equivalents.
Net debt/Underlying EBITDA Net debt at the end of the period indicated divided by underlying EBITDA LTM.
Operating free cash flow (OFCF) Underlying EBITDA less capital expenditure.
Operating profit (EBIT) Revenue less operating expenses.
Underlying EBITDA EBITDA before disposals excluding items affecting comparability and operating currency gains/losses.
Underlying EBITDA margin Underlying EBITDA as a percentage of revenue.
B2B ARPU B2B ARPU is calculated by dividing all broadband, fixed telephony and other revenue that can be allocated to each B2B service for the period in question, by the average number of total unique B2B subscribers for the respective period, and further by the number of months in the period. The average number of subscribers is calculated as the number of B2B subscribers on the first day in the respective period plus the number of unique B2B subscribers on the last day of the respective period, divided by two.
Annual Report 2017

Shareholder information 82
Annual general meeting 2018
Com Hem’s Annual General Meeting (AGM) will be held on Wednesday, March 21, 2018, at 16.00 CET at Lundqvist & Lindqvist Konferens, Klarabergsviadukten 90 in Stockholm. Registration at the AGM starts at 15.00 CET.
Participation
Shareholders who wish to attend the AGM must:
be recorded in the share register maintained by Euroclear AB on Thursday, March 15, 2018 give notice of attendance to the company at www.com- hemgroup.com/agm2018, by telephone +46 (0)8-402 92 48 or by mail to Com Hem Holding AB, c/o Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, Sweden, by no later than Thursday, March 15, 2018. When giving notice of attendance, shareholders must state their name, personal ID or corporate identity number, address and telephone number and registered shareholding, and, where applica- ble, information about proxies and assistants (no more than two). Shareholders represented by proxy must issue a power of attorney for their representative, such power of attorney to be signed and dated by the shareholder. The power of attorney (in original) must be sent to Com Hem Holding AB at the above address, well in advance of the AGM. The proxy form is available at www.comhemgroup. com/agm2018. If the power of attorney is issued by a legal entity, a certified copy of the legal entity’s certificate of registration or a corresponding document must be en- closed. Shareholders must to the AGM bring the entrance card that will be sent before the AGM to those share- holders who have notified their attendance. The entrance card must be presented at the entrance to the AGM. If a shareholder does not have an entrance card, a new entrance card can be issued at the registration desk upon proof of identification. The notice convening the AGM and other information is available at www.comhemgroup.com/ agm2018 no later than four weeks before the meeting.
Nominee registered shares
Shareholders with nominee registered shares must, in order to be entitled to participate in the AGM, temporarily have their shares registered in their own name with Euroclear Swe-den AB. Such registration must be effective no later than as of Thursday, March 15, 2018. This means that shareholders, in due time before that day, should notify their bank or broker.
Financial calendar 2018
AGM, Stockholm March 21, 2018 Interim Report January-March 2018 April 17, 2018 Interim Report January-June 2018 July 11, 2018 Interim Report January-September 2018 October 16, 2018
Distribution of Annual Report
A copy of the annual report can be ordered on www.comhemgroup.com
Subscribe to news and reports
Follow Com Hem by subscribing to press releases and financial reports by e-mail. Register at www.comhemgroup.com
Annual Report 2017

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41
88.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.